Filed Pursuant to Rule 424(B)(5)
Registration No. 333-169922

MERGER PROPOSAL — YOUR VOTE IS VERY IMPORTANT

Our board of directors has unanimously approved an agreement pursuant to which Comm Bancorp Inc. (“CBI”) will merge with and into F.N.B. Corporation (“FNB”). Our board of directors believes the merger will enhance the competitive position of the combined company in the Pennsylvania counties of Lackawanna, Luzerne, Monroe, Susquehanna, Wayne and Wyoming where CBI conducts business. FNB will be the surviving company in the merger. After completion of the merger, we expect that current FNB shareholders will, as a group, own approximately 95.1% of the combined company and our shareholders will, as a group, own approximately 4.9% of the combined company.

Upon completion of the contemplated merger, our shareholders will have the right to receive 3.4545 shares of FNB common stock and $10.00 in cash for each share of CBI common stock held immediately prior to the merger.

The following table shows the closing sales price of FNB common stock as reported by the New York Stock Exchange, or NYSE, and the closing sales price of CBI common stock as reported by NASDAQ on August 6, 2010, the last trading day before FNB and we announced the merger, and on October 19, 2010, the last practicable trading day before FNB and we printed and mailed this proxy statement/prospectus. This table also shows the pro forma equivalent value of the proposed merger consideration for each share of our common stock, which we calculated by multiplying the closing price of FNB common stock on those dates by 3.4545, the exchange ratio in the merger, and adding $10.00, which is the cash portion of the merger consideration, to that amount.

			Pro Forma Equivalent
	FNB	CBI	Value per Share of
	Common Stock	Common Stock	CBI Common Stock

At August 6, 2010	$8.50	$23.99	$39.36
At October 19, 2010	$9.07	$41.42	$41.33

The market price of FNB common stock may fluctuate up or down prior to the closing of the merger, which will result in corresponding fluctuations in the pro forma equivalent value per share of our common stock. The exchange ratio of 3.4545 shares of FNB common stock and $10.00 per share in cash for each share of our common stock is fixed. The exchange ratio will not change if our stock price or the stock price of FNB changes. Consequently, the value of the merger consideration you will receive from FNB upon the closing of the merger may be significantly higher or lower than the value of the merger consideration as of the date of this proxy statement/prospectus. You should obtain current market quotations for the shares of both companies.

We expect that the merger will generally be tax-free to our shareholders, except for taxes on the cash portion of the merger consideration our shareholders will receive upon consummation of the merger.

We cannot complete the merger unless the holders of not less than 75% of our outstanding common stock vote to adopt the merger agreement. We will hold a special meeting of our shareholders to vote on the merger agreement. Your vote is important. Whether or not you plan to attend our special meeting of shareholders, please take the time to vote your shares in accordance with the instructions contained in this proxy statement/prospectus. Only holders of record of our common stock as of the close of business on October 14, 2010 are entitled to attend and vote at our special meeting and any adjournment or postponement of our special meeting. We will hold our special meeting on Friday, December 3, 2010 at 10:00 a.m., prevailing time, at the Ramada Clarks Summit Hotel, 820 Northern Boulevard, Clarks Summit, Pennsylvania.

Our board of directors unanimously recommends that you vote FOR adoption of the merger agreement.

The accompanying proxy statement/prospectus describes our special meeting, the merger agreement, the transactions the merger agreement contemplates, certain documents related to the merger and related matters. We recommend that you carefully read this proxy statement/prospectus, including the considerations discussed under “Risk Factors Relating to the Merger” beginning on page 14, and the appendices to this proxy statement/prospectus, which include the merger agreement. You can also obtain information about FNB and us from documents that FNB and we have filed with the Securities and Exchange Commission, or the SEC.

Sincerely,

William F. Farber, Sr.,
President and Chief Executive Officer

FNB common stock is quoted on the NYSE under the symbol “FNB.” Our common stock is quoted on NASDAQ Stock Market under the symbol “CCBP”

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the FNB common stock to be issued pursuant to this proxy statement/prospectus or determined if this proxy statement/prospectus is accurate or adequate. Any representation to the contrary is a criminal offense.

Shares of FNB common stock are not savings or deposit accounts or other obligations of any bank or savings association, and the shares of FNB common stock are not insured by the Federal Deposit Insurance Corporation or any other governmental agency.

The date of this proxy statement/prospectus is October 21, 2010, and we are first mailing or otherwise delivering it to our shareholders on or about October 27, 2010.

125 North State Street
Clarks Summit, Pennsylvania 18411

NOTICE OF SPECIAL MEETING OF SHAREHOLDERS
TO BE HELD DECEMBER 3, 2010

WE HEREBY GIVE NOTICE that we will hold a special meeting of our shareholders at 10:00 a.m., prevailing time, on Friday, December 3, 2010 at the Ramada Clarks Summit Hotel, 820 Northern Boulevard, Clarks Summit, Pennsylvania, for the following purposes, all of which we describe in greater detail in the subsequent pages of this proxy statement/prospectus, to:

(1) consider and vote upon a proposal to adopt the Agreement and Plan of Merger, dated as of August 9, 2010, between F.N.B. Corporation, or FNB, and us, pursuant to which we will merge with and into FNB and each outstanding share of our common stock will be converted into cash and shares of FNB common stock, as described in greater detail in this proxy statement/prospectus;

(2) consider and vote upon a proposal to approve the adjournment of our special meeting, if necessary, to permit the further solicitation of proxies from our shareholders if there are not sufficient votes at the time of our special meeting to adopt the merger agreement; and

(3) transact such other business as is properly presented for action at our special meeting and any adjournment or postponement of our special meeting.

We have fixed the close of business on October 14, 2010 as the record date for the determination of our shareholders entitled to notice of, and to vote at, our special meeting and any adjournment or postponement of our special meeting. We cannot complete the merger unless the holders of 75% of our outstanding shares of common stock vote to adopt the merger agreement. Our directors and Joseph P. Moore, Jr., who collectively hold approximately 23.5% of our outstanding common stock, have entered into voting agreements with FNB and have agreed to vote FOR adoption of the merger agreement and FOR approval of the adjournment proposal.

Our board of directors has unanimously approved the merger agreement and the adjournment proposal and recommends that you vote FOR adoption of the merger agreement and FOR approval of the adjournment proposal.

Whether or not you expect to attend our special meeting in person, we urge you to vote. Please sign, date and promptly return the enclosed proxy card. We enclose a self-addressed envelope for your convenience; no postage is required if mailed in the United States. If you submit a signed proxy card but do not indicate how you want to vote your shares, the persons named as proxies in the enclosed proxy card will vote your shares FOR adoption of the merger agreement and FOR approval of the adjournment proposal. If you attend our special meeting and wish to vote in person, you may withdraw your proxy and vote in person.

Please do not send any stock certificates at this time. Thank you for your cooperation.

By order of our board of directors,

William F. Farber, Sr.,
President and Chief Executive Officer

Clarks Summit, Pennsylvania
October 21, 2010

We have retained the proxy soliciting firm of Georgeson, Inc.
Its telephone number is (866) 628-6079.

REFERENCE TO ADDITIONAL INFORMATION

This proxy statement/prospectus incorporates important business and financial information about FNB and CBI from documents that are not included in or delivered with this proxy statement/prospectus. We will send you the documents incorporated by reference in this proxy statement/prospectus, without charge, other than certain exhibits to those documents, if you request them in writing or by telephone from us or FNB at the following addresses:

F.N.B. Corporation One F.N.B. Boulevard Hermitage, Pennsylvania 16148 Attention: David B. Mogle, Corporate Secretary Telephone: (724) 983-3431	Comm Bancorp, Inc. 125 North State Street Clarks Summit, Pennsylvania 18411 Attention: Scott A. Seasock, Executive Vice President and Chief Financial Officer Telephone: (570) 586-0377

In order to ensure timely delivery of the documents, any requests should be made by November 26, 2010.

See “Where You Can Find More Information” on page 77.

i

APPENDICES:

Appendix A	—	Agreement and Plan of Merger, dated as of August 9, 2010, between F.N.B. Corporation and Comm Bancorp, Inc.	A-1
Appendix B	—	Opinion of Sandler O’Neill and Partners, L.P., dated as of August 9, 2010	B-1

QUESTIONS AND ANSWERS ABOUT THE MERGER AND OUR SPECIAL MEETING

Q.	What items of business will we ask our shareholders to consider at our special meeting?

A.	At our special meeting, we will ask our shareholders to vote in favor of adoption of the merger agreement providing for our merger with and into FNB. We sometimes refer to this proposal as the “merger proposal” in this proxy statement/prospectus. We will also ask our shareholders to vote in favor of a proposal to adjourn our special meeting, if necessary, to solicit additional proxies if we have not received sufficient votes to adopt the merger agreement at the time of our special meeting. We sometimes refer to this proposal as the “adjournment proposal” in this proxy statement/prospectus.

Q.	What will I receive in exchange for my CBI shares if the merger takes place?

A.	Upon consummation of the merger, you will have the right to receive 3.4545 shares of FNB common stock and $10.00 in cash in exchange for each share of our common stock. FNB will pay cash in lieu of issuing fractional shares of FNB.

Q.	What does our board of directors recommend?

A.	Our board of directors has unanimously determined that the merger is fair to you and in your and our best interests and unanimously recommends that you vote FOR adoption of the merger agreement and FOR approval of the adjournment proposal.

In making this determination, our board of directors considered the opinion of Sandler O’Neill and Partners, L.P., or Sandler O’Neill, our independent financial advisor, as to the fairness to us and you of the FNB shares and cash you will receive pursuant to the merger agreement from a financial point of view. Our board of directors also reviewed and evaluated the terms and conditions of the merger agreement and the merger with the assistance of our independent legal counsel.

Q.	What was the opinion of our financial advisor?

A.	Sandler O’Neill presented an opinion to our board of directors to the effect that, as of August 9, 2010, and based upon the assumptions Sandler O’Neill made, the matters it considered and the limitations on its review as set forth in its opinion, the merger consideration provided for in the merger agreement is fair to us and you from a financial point of view.

Q.	What do I need to do now?

A.	You should first carefully read this proxy statement/prospectus, including the appendices and the documents FNB and CBI incorporate by reference in this proxy statement/prospectus. See “Where You Can Find More Information” in this proxy statement/prospectus. After you have decided how you wish to vote your shares, please vote by submitting your proxy using one of the methods described below.

Q.	Why is my vote important?

A.	Under the Pennsylvania Business Corporation Law, or the PBCL, and our articles of incorporation, adoption of the merger agreement requires that the holders of 75% of our outstanding shares of common stock entitled to vote at our special meeting vote to adopt the merger agreement and approve the adjournment proposal, assuming the presence of a quorum at our special meeting. Abstentions and broker non-votes will have the effect of votes against adoption of the merger agreement because such votes will not count for purposes of satisfying the 75% affirmative vote required for adoption of the merger agreement.

Q.	How do I vote my shares?

A.	If you are a registered shareholder of CBI (that is, if your stock is registered in your name), you may attend our special meeting and vote in person or vote by proxy. To vote by proxy, please mark, sign and date your proxy card and return such card in the postage-paid envelope we have provided you.

Q.	What if I do not specify how I want to vote my shares on my proxy card?

A.	If you submit a signed proxy card but do not indicate how you want your shares voted, the persons named in the proxy card will vote your shares:

• FOR adoption of the merger agreement; and

• FOR approval of the adjournment of our special meeting, if necessary.

Our board of directors does not currently intend to bring any other proposals before our special meeting. If other proposals requiring a vote of shareholders properly come before our special meeting, the persons named in the enclosed proxy card will vote the shares they represent on any such other proposal in accordance with their judgment.

Q.	What if I fail to instruct my broker?

A.	Your broker may not vote your shares without instructions from you. You should follow the instructions you will receive from your broker and instruct your broker how you want to vote your shares.

Q.	May I change my vote after I have voted?

A.	Yes. You may revoke your proxy at any time before we take the vote at our special meeting. If you are a shareholder of record, you may revoke your proxy by:

• submitting written notice of revocation to our corporate secretary prior to the voting of that proxy at our special meeting;

• submitting a properly executed, later dated proxy by mail prior to the voting of your earlier proxy at our special meeting; or

• voting in person at our special meeting.

However, simply attending our special meeting without voting will not revoke any proxy you previously submitted.

If you hold your shares in street name (that is, in the name of a bank, broker, nominee or other holder of record), you should follow the instructions of the bank, broker, nominee or other holder of record regarding the revocation of proxies.

Q.	When do you expect to complete the merger?

A.	We anticipate that it is more probable than not we will obtain all necessary regulatory approvals, and be able to consummate the merger, in December 2010. However, we cannot assure you when or if the merger will occur and it may not occur before year end. We must first obtain the requisite approval of our shareholders at our special meeting and we and FNB must obtain the requisite regulatory approvals to complete the merger.

Q.	Should I send my stock certificates now?

A.	No. Holders of our common stock should not submit their stock for exchange until they receive the transmittal instructions from the Exchange Agent.

Q.	Who can answer my questions?

A.	If you have additional questions about the merger or would like additional copies of this proxy statement/prospectus, please call William F. Farber, Sr., our President and Chief Executive Officer, at (570) 586-0377.

SUMMARY

This summary highlights selected information from this proxy statement/prospectus. While this summary describes the material aspects of the merger, you should consider in your evaluation of the merger agreement and the proposed merger that this summary does not contain all of the information that is important to you. We encourage you to read this entire proxy statement/prospectus and its appendices carefully in order to understand the merger fully. See “Where You Can Find More Information” on page 77. In this summary, we have included page references to direct you to a more detailed description of the matters this summary describes.

Throughout this proxy statement/prospectus, “we,” “us,” “our” or “CBI” refers to Comm Bancorp, Inc., “CBI Bank” refers to Community Bank and Trust Company, “FNB” refers to F.N.B. Corporation, “FNB Bank” refers to First National Bank of Pennsylvania and “you” refers to the shareholders of CBI. Also, we refer to the merger between CBI and FNB as the “merger,” and the agreement and plan of merger dated as of August 9, 2010 between CBI and FNB as the “merger agreement.”

CBI provided the information contained in this proxy statement/prospectus with respect to CBI, and FNB provided the information in this proxy statement/prospectus with respect to FNB.

The Parties

FNB and FNB Bank (Page 26)

FNB is a diversified financial services company headquartered in Hermitage, Pennsylvania that had $8.8 billion in assets as of June 30, 2010. FNB is a leading provider of commercial and retail banking, leasing, wealth management, insurance, merchant banking and consumer finance services in Pennsylvania and eastern Ohio. FNB Bank has 223 banking offices in Pennsylvania and eastern Ohio. FNB also maintains eight insurance agency locations. Regency Finance, FNB’s consumer finance subsidiary, has 22 offices in Pennsylvania, 18 offices in Tennessee and 16 offices in Ohio. Another FNB subsidiary, First National Trust Company, has approximately $2.2 billion of assets under management. F.N.B. Capital Corporation offers financing options for small- to medium-sized businesses that need financial assistance beyond the parameters of typical commercial bank lending products.

The address of the principal executive offices of FNB and FNB Bank is One F.N.B. Boulevard, Hermitage, Pennsylvania 16148. FNB’s telephone number is (724) 981-6000 and FNB’s website address is www.fnbcorporation.com. The information on FNB’s website is not a part of this proxy statement/prospectus.

CBI and CBI Bank (Page 27)

We are a full-service financial services company with total assets of $642 million as of June 30, 2010. CBI Bank serves the Pennsylvania counties of Lackawanna, Luzerne, Monroe, Susquehanna, Wayne and Wyoming through our 15 community banking offices. Each of our offices offers an array of financial products and services to individuals, businesses, not-for-profit organizations and government entities. In addition, we engage in commercial leasing through our subsidiary, Community Leasing Corporation, and selling insurance and asset management services through our subsidiary, Comm Financial Services.

The address of our principal executive office is 125 North State Street, Clarks Summit, Pennsylvania 18411. Our telephone number is (570) 586-0377 and our website is www.combk.com. The information on our website is not part of this proxy statement/prospectus.

Our Special Meeting (Page 22)

This section contains information for our shareholders about the special meeting of shareholders we have called to consider adoption of the merger agreement and related matters.

General (Page 22)

We have mailed this proxy statement/prospectus and form of proxy to you for use at our special meeting and any adjournment or postponement of our special meeting.

When and Where We Will Hold Our Special Meeting (Page 22)

We will hold our special meeting on Friday, December 3, 2010, at 10:00 a.m., prevailing time, at the Ramada Clarks Summit Hotel, 820 Northern Boulevard, Clarks Summit, Pennsylvania, subject to any adjournment or postponement of our special meeting.

The Matters Our Shareholders Will Consider (Page 22)

The purpose of our special meeting is to consider and vote upon:

•	Proposal 1 — A proposal to adopt the merger agreement between FNB and us;

•	Proposal 2 — A proposal to grant discretionary authority to our board of directors to adjourn our special meeting if necessary to permit us to solicit additional proxies from our shareholders because we have not received sufficient votes at the time of our special meeting to adopt the merger agreement; and

•	Such other business as may properly come before our special meeting and any adjournment or postponement of our special meeting.

Our shareholders must approve Proposal 1 for the merger to occur. If our shareholders fail to approve this proposal, the merger will not occur.

As of the date of this proxy statement/prospectus, our board of directors is not aware of any other matter, other than those set forth above, that a shareholder may present for action at our special meeting. If a shareholder properly presents another matter, the proxies will vote in accordance with their judgment with respect to any such other matter.

Record Date; Shares Outstanding and Entitled to Vote (Page 22)

Our board of directors has fixed the close of business on October 14, 2010 as the record date for the determination of holders of our common stock entitled to notice of, and to vote at, our special meeting and any adjournment or postponement of our special meeting.

On the record date, we had 1,722,923 issued and outstanding shares of common stock entitled to vote at our special meeting, held by approximately 730 holders of record. Each holder is entitled to cast one vote for each share of our common stock held on all matters that are properly submitted to our shareholders at our special meeting.

Quorum (Page 22)

The presence, in person or by properly executed proxy, of the holders of at least a majority of our outstanding shares of common stock on the record date is necessary to constitute a quorum at our special meeting. We will count abstentions for the purpose of determining whether a quorum is present. A quorum must be present in order for the vote on adoption of the merger agreement and the adjournment proposal to occur.

Based on the number of shares of our common stock issued and outstanding as of the record date, 861,462 shares of our common stock must be present in person or represented by proxy at our special meeting to constitute a quorum.

Shareholder Vote Required (Page 23)

Adoption of the Merger Agreement.  The adoption of the merger agreement requires that the holders of 75% of our outstanding shares of common stock entitled to vote on adoption of the merger agreement vote such shares to adopt the merger agreement. Accordingly, we urge you to complete, date and sign the accompanying proxy card and return it promptly in the enclosed postage-paid envelope.

When considering our board of directors’ recommendation that you vote in favor of adoption of the merger agreement, you should be aware that certain of our executive officers and directors have interests in the merger that may be different from, or in addition to, your and their interests as shareholders. See “The Merger — Interests of Our Directors and Executive Officers in the Merger” beginning on page 44.

Discretionary Authority to Adjourn Our Special Meeting.  The affirmative vote of the holders of a majority of the votes cast by all holders of our common stock entitled to vote on the adjournment proposal is required to approve the proposal to grant discretionary authority to our board of directors to adjourn our special meeting if necessary to solicit additional proxies from our shareholders because we have not received sufficient votes at the time of our special meeting to adopt the merger agreement.

Director and Executive Officer Voting (Page 23)

As of the record date, our directors and executive officers and their affiliates, together with Joseph P. Moore, Jr., whose son is a member of our board of directors, beneficially owned 403,419 shares of our common stock, or approximately 23.5% of the issued and outstanding shares of our common stock entitled to vote at our special meeting. Each of these persons has entered into a voting agreement with FNB that provides such person will vote for adoption of the merger agreement and for approval of the adjournment proposal.

Proxies (Page 23)

Voting.  You should complete and return the proxy card accompanying this proxy statement/prospectus in order to ensure that we can count your vote at our special meeting and at any adjournment or postponement of our special meeting, regardless of whether you plan to attend our special meeting. If you sign and return your proxy card and do not indicate how you want to vote, we will count your proxy card as a vote in favor of adoption of the merger agreement and in favor of approval of the adjournment proposal.

If you hold your shares of our common stock in the name of a bank, broker, nominee or other holder of record, the bank, broker, nominee or other holder of record will send you instructions that you must follow in order to vote your shares of our common stock.

Revocability.  You may revoke your proxy at any time before we take the vote at our special meeting. If you have not voted through a bank, broker, nominee or other holder of record, you may revoke your proxy by:

•	submitting written notice of revocation to our corporate secretary prior to the voting of that proxy at our special meeting;

•	submitting a properly executed proxy with a later date; or

•	voting in person at our special meeting.

However, simply attending our special meeting without voting will not revoke an earlier proxy.

You should address written notices of revocation and other communications regarding the revocation of your proxy to:

Comm Bancorp, Inc.
125 North State Street
Clarks Summit, Pennsylvania 18411

Attention:	Scott A. Seasock, Executive Vice President and Chief Financial Officer

If you hold your shares in the name of a bank, broker, nominee or other holder of record, you should follow the instructions you will receive from the bank, broker, nominee or other holder of record regarding the revocation of proxies.

The death or incapacity of a shareholder executing a proxy will not revoke the proxy unless our corporate secretary receives notice of the death or incapacity of such shareholder before our proxies vote such shares.

How We Count Proxy Votes.  We will vote all shares of our common stock represented by properly executed proxy cards that we receive before the voting commences at our special meeting, and not revoked, in accordance with the instructions you indicate on the proxy card.

We will count the shares represented by a properly executed proxy card marked “ABSTAIN” as present for purposes of determining the presence of a quorum.

Brokers may not vote shares of our common stock that they hold of record for a beneficial owner either for or against adoption of the merger agreement or approval of the adjournment proposal without specific instructions from the beneficial owner of those shares. Therefore, if a broker holds your shares you must give your broker instructions on how to vote your shares. Abstentions and broker non-votes will have the effect of votes against adoption of the merger agreement because such votes will not count for purposes of satisfying the 75% affirmative vote required for adoption of the merger agreement.

Solicitation.  We will pay the costs of our special meeting and for the mailing of this proxy statement/prospectus to our shareholders, as well as all other costs we incur in connection with the solicitation of proxies from our shareholders. However, FNB and we will share equally the cost of printing this proxy statement/prospectus and the filing fees FNB pays to the SEC.

In addition to soliciting proxies by mail, our directors, officers and employees may solicit proxies by telephone or in person. We will not specially compensate our directors, officers and employees for these activities. We also intend to request that brokers, banks, nominees and other holders of record solicit proxies from their principals, and we will reimburse the brokers, banks, nominees and other holders of record for certain expenses they incur for those activities.

We have retained the firm of Georgeson, Inc. to assist us in the solicitation of proxies, and we have agreed to pay Georgeson, Inc. an engagement fee of $6,500 for its services, plus $5.00 for each proxy solicitation it makes by a direct telephone call to one of our shareholders.

Recommendations of Our Board of Directors (Page 24)

Our board of directors has unanimously approved the merger agreement and the transactions the merger agreement contemplates. Based on our reasons for the merger that we describe in this proxy statement/prospectus, our board of directors believes that the merger is in our and your best interests. Accordingly, our board of directors unanimously recommends that our shareholders vote FOR adoption of the merger agreement and FOR approval of the adjournment proposal. See “Proposal No. 1 — Proposal to Adopt the Merger Agreement — Our Reasons for the Merger” and Proposal No. 1 — Proposal to Adopt the Merger Agreement — Recommendation of Our Board of Directors” beginning on page 29, and “Proposal No. 2 — Adjournment Proposal” beginning on page 75 for a more detailed discussion of our board of directors’ recommendations.

Attending Our Special Meeting (Page 25)

If you hold your shares in street name and you want to attend our special meeting, you must bring an account statement or letter from your holder of record showing that you were the beneficial owner of the shares on October 14, 2010, the record date for our special meeting.

The Merger

Certain Effects of the Merger (Page 42)

Upon consummation of the merger:

•	Each share of our common stock will automatically convert into and become the right to receive, subject to the provisions in the merger agreement, 3.4545 shares of FNB common stock and $10.00 in cash.

•	We will cease to exist as a separate legal entity and FNB and FNB Bank will conduct all of our operations.

Opinion of Our Financial Advisor in Connection with the Merger (Pages 34 to 42)

Sandler O’Neill, our financial advisor in connection with the merger, delivered a written fairness opinion to our board of directors on August 9, 2010, the date we executed the merger agreement, to the effect that as of August 9, 2010, and, based upon and subject to the factors and assumptions set forth in Sandler O’Neill’s opinion, the merger consideration in the merger is fair, from a financial point of view, to the holders of shares of our common stock.

Appendix B to this proxy statement/prospectus sets forth the full text of the Sandler O’Neill opinion, which includes the assumptions Sandler O’Neill made, the procedures Sandler O’Neill followed, the matters Sandler O’Neill considered and the limitations on the review Sandler O’Neill undertook in connection with its opinion. Sandler O’Neill provided its opinion for the information and assistance of our board of directors in connection with its consideration of the merger. The Sandler O’Neill opinion is not a recommendation as to how you should vote with respect to the merger or any related matter. We encourage you to read the Sandler O’Neill opinion in its entirety.

Interests of Our Directors and Executive Officers in the Merger (Page 44)

In considering the recommendations of our board of directors that you vote FOR adoption of the merger agreement and FOR approval of the adjournment proposal, you should be aware that certain of our executive officers and directors have interests in the merger that are different from, or in addition to, your and their interests as a shareholder. These interests relate to or arise from, among other things:

•	the continued indemnification of our current and former directors and executive officers under the merger agreement and providing these individuals with directors’ and officers’ insurance for six years after the merger;

•	the potential receipt of payments by certain of our executive officers pursuant to employment agreements with us; and

•	the continuation of certain benefits for our executive officers and directors.

Conditions to the Merger (Page 54)

Currently, we anticipate it is more likely than not we will be able to complete the merger in December 2010. However, we cannot assure you when or if the merger will occur and it may not occur before year end. As we more fully described in this proxy statement/prospectus and in the merger agreement, the completion of the merger depends on the satisfaction of a number of conditions or, where legally permissible, the waiver of those conditions. These conditions include, among others:

•	adoption of the merger agreement by the holders of 75% of the outstanding shares of our common stock entitled to vote at our special meeting;

•	the receipt of all regulatory approvals FNB and we need to complete the merger, including approval of the Office of the Comptroller of the Currency, or the OCC, approval of the Board of Governors of the Federal Reserve System, or the Federal Reserve Board, approval of the Pennsylvania Department of Banking, or the Department, and approval of the listing on the NYSE of the shares of FNB common stock to be issued upon the merger to our shareholders as part of the merger consideration;

•	the absence of any law or injunction that would effectively prohibit the merger;

•	the receipt by FNB, if FNB so requests, of an environmental study from us that is commercially acceptable to FNB with respect to all real property we own;

•	the receipt of legal opinions from FNB’s and our legal counsel as to the qualification of the merger as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended, or the Code.

Neither FNB nor we can be certain when, or if, FNB and we will satisfy or waive the conditions to the merger, or that FNB and we will complete the merger.

Termination of the Merger Agreement (Pages 54 to 55)

We may agree to terminate the merger agreement before completing the merger, even if our shareholders have already voted to adopt the merger agreement, if our board of directors and the board of directors of FNB approve the termination.

Either FNB or we may terminate the merger agreement under certain conditions contained in the merger agreement, even if our shareholders have already voted to adopt the merger agreement. These conditions include:

•	the failure to obtain the necessary regulatory approvals for the merger unless the failure is due to the terminating party’s failure to perform or observe its covenants and agreements in the merger agreement;

•	the failure to complete the merger by 5:00 p.m. Eastern Daylight Time on June 30, 2011, unless the failure to consummate the merger by that date is due to the terminating party’s failure to perform or observe its covenants and agreements in the merger agreement;

•	the non-terminating party’s breach of a representation, warranty, covenant, agreement or other obligation contained in the merger agreement that would cause a failure to satisfy the closing conditions, provided the terminating party is not then in material breach of any of its representations, warranties, covenants, agreements or other obligations in the merger agreement; or

•	the failure of the holders of the requisite percentage of our outstanding common stock to adopt the merger agreement, provided we are not in material breach of our obligations to hold our special meeting and our board of directors is not in breach of its covenant to recommend such approval.

FNB may terminate the merger agreement at any time prior to our special meeting if we have:

•	breached our obligation not to initiate, solicit or encourage or take any action to facilitate another proposal to acquire us, participate in any discussions or negotiations relating to another proposal to acquire us or, except as permitted by and subject to certain terms of the merger agreement, approve, recommend or enter into any letter of intent, agreement or other commitment relating to another proposal to acquire us;

•	failed to have our board of directors recommend adoption of the merger agreement to our shareholders or our board of directors shall have changed its recommendations, except as permitted by the merger agreement with respect to a proposal to acquire us on terms and conditions superior to the terms and conditions on which FNB and we have agreed to merge in the merger agreement;

•	delinquent loans in excess of $65.0 million as of any month end prior to the merger closing. The merger agreement defines delinquent loans as all loans:

•	with principal or interest 30 to 89 days past due;

•	with principal or interest at least 90 days past due and still accruing;

•	with principal or interest that is nonaccruing;

•	restructured and impaired loans;

•	other real estate owned; and

•	the net loans we charge off between June 30, 2010 and the closing of the merger.

•	recommended approval of another proposal to acquire us; or

•	failed to call, give notice of, convene and hold our special meeting.

We may terminate the merger agreement at any time prior to our special meeting in order to enter into an agreement relating to an acquisition proposal that has terms and conditions superior to the terms and conditions on which we and FNB have agreed to merge.

Except as provided below with respect to termination fees and expenses and the parties’ respective confidentiality obligations in the event FNB or we terminate the merger agreement, neither party will have any liability or obligation to the other party except for liabilities or damages either of us incur as a result of our willful breach of any of our respective representations, warranties, covenants or agreements in the merger agreement.

Expenses; Termination Fee (Pages 55 to 56)

The merger agreement provides that we will pay FNB a break-up fee of $2.8 million if:

•	prior to the mailing of this proxy statement/prospectus, we terminate the merger agreement in order to enter into an agreement relating to an acquisition proposal that has terms and conditions superior to those of the merger agreement from the perspective of our shareholders; or

•	FNB terminates the merger agreement prior to our special meeting because we have breached our obligation not to encourage or solicit acquisition proposals, we have failed to hold our special meeting or our board of directors has not recommended that our shareholders vote to adopt the merger agreement and approve the adjournment proposal, has changed its recommendations or has recommended approval of another proposal to acquire us; or

•	a third party makes a tender or exchange offer for 25% or more of our common stock and our board of directors fails to send a statement to our shareholders recommending rejection of that offer within 10 days after the third party made the offer; or

•	the occurrence of any of the following events within 18 months after the termination of the merger agreement, provided that a third party makes a proposal to acquire us after August 9, 2010 and does not withdraw its proposal prior to termination of the merger agreement:

•	we enter into an agreement to merge with or be acquired by that third party;

•	that third party acquires substantially all of our assets; or

•	that third party acquires more than 50% of our common stock.

The merger agreement also provides that upon termination:

•	by us because FNB breached its representations, warranties, covenants, agreements or other obligations in the merger agreement, which breach could reasonably be expected to result in a material adverse effect and which breach cannot be or is not cured, assuming we are also not in material breach of our obligations under the merger agreement, FNB will pay our out-of-pocket expenses in connection with the merger, including fees and expenses of legal counsel, financial advisors and accountants, up to a maximum of $500,000; and

•	by FNB because we breached our representations, warranties, covenants, agreements or other obligations in the merger agreement which breach could reasonably be expected to result in a material adverse effect and which breach cannot be or is not cured, assuming FNB is also not in material breach of its obligations under the merger agreement, we will pay FNB’s out-of-pocket expenses in connection with the merger, including fees and expenses of legal counsel, financial advisors and accountants, up to a maximum of $500,000, provided, however, that we do not have to pay FNB’s expenses if we have paid the break-up fee to FNB.

Material U.S. Federal Income Tax Consequences of the Merger (Pages 57 to 60)

FNB and we intend that the merger will qualify for United States federal income tax purposes as a reorganization within the meaning of Section 368(a) of the Code. If the merger qualifies as a reorganization, a United States holder of our common stock who receives FNB common stock in the merger will generally recognize gain, but not loss, equal to the lesser of:

•	the amount of cash such holder receives upon the merger; or

•	the amount, if any, by which the sum of the cash the holder receives and the fair market value as of the effective time of the merger of the FNB common stock the holder receives as of the effective time of the merger exceeds the holder’s adjusted tax basis of our shares the merger converts into FNB shares. See, “Material U.S. Federal Income Tax Consequences of the Merger” beginning on page 57 of this proxy statement/prospectus.

Dividends (Page 74)

FNB paid cash dividends on its common stock totaling $0.48 per share in 2009. Based on the exchange ratio and FNB’s annual dividend rate thus far in 2010 of $0.48 per share, holders of our common stock can anticipate receiving a dividend at an annual rate of $1.66 per each share of our common stock currently held. Since March 2010, we have not paid any dividends on our common stock and, pursuant to a Federal Reserve Board directive, may not pay any cash dividends in the future unless we receive the prior approval of the Federal Reserve Board to pay any dividend or other distribution in respect of our common stock. Although FNB has no current plan or intention to change its dividend rate, FNB’s board of directors may, subject to applicable law, change its dividend rate in the future. FNB’s ability to pay dividends on its common stock is subject to various legal and regulatory limitations.

Certain Differences in Rights of Shareholders (Pages 62 to 73)

Upon the completion of the merger, under the Florida Business Corporation Act, or the FBCA, as well as FNB’s articles of incorporation and bylaws will govern the rights of our shareholders who have become FNB shareholders by reason of the merger rather than under the PBCL and our articles of incorporation and bylaws.

Future FNB Acquisitions (Page 17)

As part of its growth strategy, FNB intends to seek to acquire other banks or financial services institutions to expand or strengthen its market position. We describe risks associated with this strategy in “Risk Factors Relating to the Merger.”

Comparative Market Prices and Dividends (Page 74)

FNB common stock is listed on the NYSE under the symbol “FNB.” Prices for our common stock are quoted on NASDAQ under the symbol “CCBP.” The table on page 74 of this proxy statement/prospectus lists the quarterly price range of FNB common stock and our common stock from January 1, 2008 through the date of this proxy statement/prospectus as well as the quarterly cash dividends we and FNB have paid during the same time period. The following table shows the closing price of FNB common stock and our common stock as reported on August 6, 2010, the last trading day before FNB and we announced the merger, and on October 19, 2010, the last practicable trading day before the date we printed and mailed this proxy statement/prospectus. This table also shows the pro forma equivalent value of the merger consideration that each share of our common stock will receive upon the merger. We calculated the pro forma equivalent value by multiplying the closing price of FNB common stock on those dates by 3.4545, the exchange ratio in the merger, and adding $10.00, which is the cash portion of the merger consideration, to that amount.

			Pro Forma Equivalent
	FNB	CBI	Value of One Share of
	Common Stock	Common Stock	CBI Common Stock

August 6, 2010	$8.50	$23.99	$39.36
October 19, 2010	9.07	41.42	41.33

The market price of FNB common stock may change at any time. Consequently, the total dollar value of the FNB common stock that you will receive upon the merger may be significantly higher or lower than its value as of the date of this proxy statement/prospectus. We urge you to obtain a current market quotation for FNB common stock. We can provide no assurance as to the future price of FNB common stock.

Questions and Additional Information

If you have more questions about the merger or how to submit your proxy card, or if you would like additional copies of this proxy statement/prospectus or the enclosed proxy card, please call William F. Farber, Sr., our President and Chief Executive Officer, at (570) 586-0377 or call Georgeson, Inc., the proxy soliciting firm we have retained, at (866) 628-6079. Banks and brokers who hold shares of our common stock may call Georgeson, Inc. collect at (212) 440-9800.

SELECTED CONSOLIDATED HISTORICAL FINANCIAL DATA OF FNB

We set forth below highlights from FNB’s consolidated financial data as of and for the years ended December 31, 2005 through 2009 and FNB’s unaudited consolidated financial data as of and for the six months ended June 30, 2009 and 2010. FNB’s results of operations for the six months ended June 30, 2010 are not necessarily indicative of FNB’s results of operations for the full year of 2010. FNB management prepared the unaudited data on the same basis as it prepared FNB’s audited consolidated financial statements. In the opinion of FNB’s management, this data reflects all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of this data as of and for the six months ended June 30, 2009 and June 30, 2010. You should read this data in conjunction with FNB’s consolidated financial statements and related notes included in FNB’s Annual Report on Form 10-K for the year ended December 31, 2009 and FNB’s Quarterly Report on Form 10-Q for the six months ended June 30, 2009 and June 30, 2010 which we have incorporated by reference in this proxy statement/prospectus and from which we derived this data. See “Where You Can Find More Information” on page 77.

Selected Consolidated Historical Financial Data of FNB

	Six Months
	Ended June 30,		Year Ended December 31,
	2010	2009	2009	2008	2007	2006	2005
	(Dollars in thousands, except per share amounts)

Summary of Earnings:
Total interest income	$186,907	$195,136	$387,722	$409,781	$368,890	$342,422	$295,480
Total interest expense	47,021	65,722	121,179	157,989	174,053	153,585	108,780
Net interest income	139,886	129,414	266,543	251,792	194,837	188,837	186,700
Provision for loan losses	24,203	24,423	66,802	72,371	12,693	10,412	12,176
Net interest income after provision for loan losses	115,683	104,991	199,741	179,421	182,144	178,425	174,524
Total non-interest income	58,718	56,629	105,978	86,115	81,609	79,275	57,807
Total non-interest expense	128,527	127,237	255,339	222,704	165,614	160,514	155,226
Income before income taxes	45,874	34,383	50,380	42,832	98,139	97,186	77,105
Income taxes	11,972	8,134	9,269	7,237	28,461	29,537	21,847
Net income	33,902	26,249	41,111	35,595	69,678	67,649	55,258
Net income available to common stockholders	33,902	23,437	32,803	35,595	69,678	67,649	55,258
Per Common Share:
Basic earnings per share	$0.30	$0.26	$0.32	$0.44	$1.16	$1.15	$0.99
Diluted earnings per share	0.30	0.26	0.32	0.44	1.15	1.14	0.98
Cash dividends paid	0.24	0.24	0.48	0.96	0.95	0.94	0.93
Book value	9.24	9.26	9.14	10.32	8.99	8.90	8.31
Statement of Condition (at period end):
Total assets	$8,833,060	$8,710,320	$8,709,077	$8,364,811	$6,088,021	$6,007,592	$5,590,326
Loans, net	5,853,530	5,667,694	5,744,706	5,715,650	4,291,429	4,200,569	3,698,340
Deposits	6,534,658	6,288,693	6,380,223	6,054,623	4,397,684	4,372,842	4,011,943
Short-term borrowings	735,442	540,573	669,167	596,263	449,823	363,910	378,978
Long-term and junior subordinated debt	410,207	641,644	529,588	695,636	632,397	670,921	662,569
Total stockholders’ equity	1,058,004	1,151,147	1,043,302	925,984	544,357	537,372	477,202

	Six Months
	Ended June 30,		Year Ended December 31,
	2010	2009	2009	2008	2007	2006	2005
	(Dollars in thousands, except per share amounts)

Significant Ratios:
Return on average assets	0.78%	0.62%	0.48%	0.46%	1.15%	1.15%	0.99%
Return on average tangible assets	0.88	0.73	0.57	0.55	1.25	1.25	1.07
Return on average equity	6.51	5.11	3.87	4.20	12.89	13.15	12.44
Return on average tangible common equity	15.05	14.04	8.74	10.63	26.23	26.30	23.62
Dividend payout ratio	81.37	92.14	149.50	219.91	82.45	81.84	94.71
Capital Ratios:
Average equity to average assets	11.92%	12.15%	12.35%	11.01%	8.93%	8.73%	7.97%
Leverage ratio	8.63	10.11	8.68	7.34	7.47	7.28	6.93
Tangible equity/tangible assets (period end)	5.97	7.12	5.84	4.51	4.85	4.72	4.79
Tangible common equity/tangible assets (period end)	5.97	5.95	5.84	4.51	4.85	4.72	4.79
Asset Quality Ratios:
Non-performing loans/total loans	2.51%	2.13%	2.49%	2.47%	0.75%	0.66%	0.88%
Non-performing loans + OREO/total loans + OREO	2.88	2.44	2.84	2.62	0.93	0.80	1.04
Non-performing assets/total assets	2.01	1.71	1.97	1.95	0.67	0.56	0.70
Allowance for loan losses/total loans	1.91	1.72	1.79	1.80	1.22	1.24	1.35
Allowance for loan losses/non- performing loans	76.19	80.99	71.92	72.99	162.48	188.10	154.12
Net loan charge-offs (annualized)/average loans	0.51	1.03	1.15	0.60	0.29	0.29	0.46

SELECTED CONSOLIDATED HISTORICAL FINANCIAL DATA OF CBI

We set forth below highlights from CBI’s consolidated financial data as of and for the years ended December 31, 2005 through December 31, 2009 and CBI’s unaudited consolidated financial data as of and for the six months ended June 30, 2009 and 2010. CBI’s results of operations for the six months ended June 30, 2010 are not necessarily indicative of the results of operations of CBI for the full year of 2010. CBI management prepared the unaudited information on the same basis as it prepared CBI’s audited consolidated financial statements. In the opinion of CBI’s management, this data reflects all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of this data as of and for the six months ended June 30, 2009 and June 30, 2010. You should read this data in conjunction with CBI’s consolidated financial statements and related notes included in CBI’s Annual Report on Form 10-K for the year ended December 31, 2009 as amended by CBI’s Form 10-K/A for the year ended December 31, 2009 and CBI’s Quarterly Report on Form 10-Q for the six months ended June 30, 2009 and June 30, 2010 which we have incorporated by reference in this proxy statement/prospectus and from which we derived this data. See “Where You Can Find More Information” on page 77.

Selected Consolidated Historical Financial Data of CBI

	Six Months
	Ended June 30,		Year Ended December 31,
	2010	2009	2009	2008	2007	2006	2005
	(Dollars in thousands, except per share amounts)

Summary of Earnings:
Total interest income	$14,336	$15,864	$30,490	$32,901	$35,654	$33,040	$28,359
Total interest expense	5,068	5,151	10,100	12,467	14,449	12,505	10,103
Net interest income	9,268	10,713	20,390	20,434	21,205	20,535	18,256
Provision for loan losses	1,300	1,090	17,430	1,760	525	890	782
Net interest income after provision for loan losses	7,968	9,623	2,960	18,674	20,680	19,645	17,474
Total non-interest income	2,327	2,896	6,517	3,961	3,543	3,408	3,884
Total non-interest expense	8,720	9,355	18,968	16,317	15,420	14,829	14,897
Income (loss) before income taxes	1,575	3,164	(9,491)	6,318	8,803	8,224	6,461
Income tax expense (benefit)	(765)	174	(4,921)	618	1,903	1,874	1,251
Net income (loss)	2,340	2,990	(4,570)	5,700	6,900	6,350	5,210
Per Common Share:
Basic earnings per share	$1.36	$1.73	$(2.65)	$3.26	$3.87	$3.43	$2.80
Diluted earnings per share	1.36	1.73	(2.65)	3.26	3.87	3.43	2.80
Cash dividends paid	0.00	0.56	0.98	1.08	1.04	1.00	0.92
Book value	30.60	34.64	29.25	33.41	31.01	29.27	26.86
Statement of Condition (at period end):
Total assets	$641,765	$610,813	$652,153	$604,041	$548,987	$540,404	$543,577
Loans, net	450,215	504,851	459,482	480,627	466,720	403,639	384,475
Deposits	576,718	538,797	590,783	542,291	491,357	483,442	491,365
Short-term borrowings	—	—	—	—	—	—	—
Long-term and junior subordinated debt	8,000	—	8,000	—	—	—	—
Total stockholders’ equity	53,639	59,458	50,334	57,798	54,373	54,118	49,689
Significant Ratios:
Return on average assets	0.73%	0.97%	(0.73)%	0.98%	1.24%	1.17%	0.97%
Return on average tangible assets	0.73	0.97	(0.73)	0.98	1.24	1.17	0.97
Return on average equity	9.19	10.21	(7.84)	10.10	12.94	12.18	10.68
Return on average tangible common equity	9.19	10.21	(7.84)	10.10	12.94	12.18	10.68
Dividend payout ratio	—	32.27	n/m	33.09	26.81	29.18	32.84

	Six Months
	Ended June 30,		Year Ended December 31,
	2010	2009	2009	2008	2007	2006	2005
	(Dollars in thousands, except per share amounts)

Capital Ratios:
Average equity to average assets	7.97%	9.55%	9.37%	9.73%	9.62%	9.62%	9.13%
Leverage ratio	8.02	9.32	7.90	9.62	9.54	9.74	9.04
Tangible equity/tangible assets (period end)	8.17	9.56	7.54	9.43	9.75	9.84	8.96
Tangible common equity/tangible assets (period end)	8.17	9.56	7.54	9.43	9.75	9.84	8.96
Asset Quality Ratios:
Non-performing loans/total loans	4.13%	4.17%	5.23%	4.92%	1.61%	0.56%	1.01%
Non-performing loans + OREO/total loans + OREO	5.41	4.49	5.86	4.99	1.63	0.65	1.10
Non-performing assets/total assets	3.98	3.77	4.32	4.01	1.40	0.49	0.79
Allowance for loan losses/total loans	3.21	0.18	3.65	1.08	0.98	1.09	1.06
Allowance for loan losses/non-performing loans	77.73	28.25	69.99	21.98	61.11	192.66	104.98
Net loan charge-offs (annualized)/average loans	1.64	0.13	1.02	0.23	0.07	0.14	0.13

RISK FACTORS RELATING TO THE MERGER

In addition to the other information contained in this proxy statement/prospectus, or that we incorporate by reference in this proxy statement/prospectus, you should carefully consider the following risk factors in deciding whether to vote in favor of the merger proposal and the adjournment proposal.

Risks Specifically Related to the Merger

Because the market price of FNB common stock may fluctuate, our shareholders cannot be certain of the market value of the FNB common stock that they will receive upon the merger.

Upon completion of the merger, each share of our common stock will become the right to receive 3.4545 shares of FNB common stock and $10.00 in cash. Any change in the price of FNB common stock prior to the merger will affect the market value of the FNB common stock that you will receive upon the merger. Stock price changes may result from a variety of factors, including general market and economic conditions, changes in FNB’s businesses, operations and prospects and regulatory considerations.

The prices of FNB common stock and our common stock at the closing of the merger may vary from their respective prices on the date the merger agreement was executed, on the date of this proxy statement/prospectus and on the date of our special meeting. As a result, the value represented by the exchange ratio will also vary. For example, based on the range of closing prices of FNB common stock during the period from August 6, 2010, the last full trading day before public announcement of the merger, through October 19, 2010, the last practicable full trading day prior to the date we printed and mailed this proxy statement/prospectus, the exchange ratio represented a value ranging from a high of $42.16 on October 13, 2010 to a low of $36.46 on August 30, 2010 for each share of our common stock. Because the date FNB and we expect to complete the merger will be later than the date of our special meeting, at the time of our special meeting our shareholders will not know what the market value of FNB’s common stock will be upon completion of the merger.

FNB may encounter integration difficulties or may fail to realize the anticipated benefits of the merger.

In determining that the merger was in the best interests of FNB and CBI, our respective boards of directors considered that enhanced earnings may result from the consummation of the merger, including the reduction of duplicate costs, improved efficiency and cross-marketing opportunities. The success of the merger will depend, in part, on the ability of the combined company to realize the anticipated benefits of the merger. The combined companies may not realize the anticipated benefits at all and such benefits may take longer to realize than FNB anticipates. Failure to achieve the anticipated benefits of the merger as anticipated could result in increased costs and decreases in the revenues of the combined company.

FNB and we may not be able to integrate our respective operations without encountering difficulties, including, without limitation, the loss of key employees and customers, the disruption of our respective ongoing businesses or possible inconsistencies in standards, controls, procedures and policies.

If FNB and we do not complete the merger, FNB and we will have incurred substantial expenses without realizing the expected benefits of the merger.

FNB and we have incurred substantial expenses in connection with the merger described in this proxy statement/prospectus. The completion of the merger depends on the satisfaction of specified conditions and the receipt of regulatory approvals. If FNB and we do not complete the merger, each of us would have to recognize these expenses currently while FNB and we would not have realized the expected benefits of the merger.

The merger agreement limits our ability to pursue alternatives to the merger.

The merger agreement contains provisions that, subject to limited exceptions, limit our ability to discuss, facilitate or enter into agreements with third parties to acquire us. If we avail ourselves of those limited exceptions, we will be obligated to pay FNB a break-up fee of $2.8 million if FNB or we terminate the merger agreement in specified circumstances. From our perspective, these provisions could discourage a potential competing acquiror that might have an interest in acquiring us from proposing or considering an acquisition of us even if that potential acquiror were prepared to pay a higher price to our shareholders than the merger consideration our shareholders will receive pursuant to the merger agreement.

Some of our directors and executive officers have interests in the merger that may differ from the interests of our shareholders including, if the merger is completed, the receipt of financial and other benefits.

The executive officers of CBI and FNB negotiated the terms of the merger agreement, the CBI and FNB boards of directors approved the merger agreement and our board of directors recommends that you vote to adopt the merger agreement and approve the adjournment proposal. In considering these facts and the other information we have included in this proxy statement/prospectus or incorporated by reference in this proxy statement/prospectus, you should be aware that certain of our directors and executive officers have economic interests in the merger other than their interests as shareholders. For example, some of our executive officers, one of whom is also a director, are parties to employment agreements with us that provide, among other things, cash payments following a change of control, coupled with a termination of employment without cause after we and FNB complete the merger.

Certain events could occur that would prevent counsel from issuing the tax opinions that are conditions precedent to the completion of the merger.

The issuance of tax opinions that the merger will qualify as a reorganization within the meaning of Section 368(a) of the Code are conditions precedent to the completion of the merger. These opinions can only be issued if, among other things, the FNB common stock received in the merger by our shareholders has a value in the aggregate as measured based on the $8.50 per share closing price of FNB common stock on the NYSE on August 6, 2010, the last business day before the business day on which FNB and we signed the merger agreement, that is at least 40% of the total consideration paid for all of our shares in the merger. Various factors will impact a determination that the FNB common stock issued in the merger to our shareholders has a value in the aggregate equal to at least 40% of the total consideration delivered upon the merger in exchange for shares of our common stock, including:

•	whether FNB and we or any related parties, prior to or in connection with the merger redeem, repurchase or otherwise acquire shares of our common stock or make distributions to our shareholders; and

•	if FNB or any parties related to FNB were to repurchase FNB common stock to be issued in the merger.

Risks Related to Owning FNB Common Stock

The combined company’s status as a holding company makes it dependent on dividends from its subsidiaries to meet its obligations.

The combined company will be a holding company and will conduct almost all of its operations through its subsidiaries. The combined company will not have any significant assets other than the stock of its subsidiaries and approximately $73 million in cash as of June 30, 2010. Accordingly, the combined company will depend on dividends from its subsidiaries to meet its obligations. The combined company’s right to participate in any distribution of earnings or assets of its subsidiaries is subject to the prior claims of creditors of such subsidiaries. Under federal law, FNB Bank is limited in the amount of dividends it may pay to FNB without prior regulatory approval. Also, bank regulators have the authority to prohibit FNB Bank from paying dividends if the bank regulators determine that FNB Bank is in an unsound or unsafe condition or that the payment would be an unsafe and unsound banking practice.

Interest rate volatility could significantly harm the combined company’s business.

The combined company’s results of operations will be affected by the monetary and fiscal policies of the federal government. A significant component of the combined company’s earnings will consist of its net interest income, which is the difference between the income from interest-earning assets, such as loans, and the expense of interest-bearing liabilities, such as deposits. A change in market interest rates could adversely affect the combined company’s earnings if market interest rates change such that the interest the combined company pays on deposits and borrowings increases faster than the interest it collects on loans and investments. Consequently, the combined company, along with other financial institutions generally, will be sensitive to interest rate fluctuations.

Recently enacted legislative reforms and future regulatory reforms required by such legislation could have a significant adverse impact on FNB’s business, financial condition and results of operations.

On July 21, 2010, the Dodd-Frank Wall Street Reform and Consumer Protection Act, or the Dodd-Frank Act, became effective. The Dodd-Frank Act will have a broad impact on the financial services industry, including significant regulatory and compliance changes. Many of the requirements the Dodd-Frank Act establishes are dependent upon implementing regulations over the course of several years. Given the uncertainty associated with the manner in which the federal banking agencies may implement the provisions of the Dodd-Frank Act, the full extent of the impact such requirements will have on FNB’s operations is unclear at the date of this proxy statement/prospectus. The changes resulting from the Dodd-Frank Act may impact the profitability of business activities, require changes to certain business practices, impose more stringent capital, liquidity and leverage requirements or otherwise adversely affect the business of FNB. In particular, the potential impact of the Dodd-Frank Act on FNB’s operations and activities, both currently and prospectively, include, among other potential effects, the following matters:

•	a reduction in the ability of banks to generate or originate revenue-producing assets as a result of compliance with expected heightened capital standards;

•	increased cost of operations due to greater regulatory oversight, supervision and examination of banks and bank holding companies, and higher deposit insurance premiums;

•	a limitation on the ability to raise capital through the use of trust preferred securities because trust preferred securities issued after May 19, 2010 no longer qualify as Tier 1 capital;

•	the limitation on the ability to expand consumer product and service offerings due to anticipated more stringent consumer protection laws and regulations;

•	limiting the abilities of banking entities to engage in certain proprietary trading activities; and

•	restrictions on the amount of interchange fees payable in connection with debit card transactions.

Further, FNB will have to invest significant management attention and resources to evaluate and make any changes necessary to comply with new statutory and regulatory requirements under the Dodd-Frank Act. Failure to comply with the new requirements may negatively impact FNB’s results of operations and financial condition. While FNB cannot predict what effect any presently contemplated or future changes in the laws or regulations or their interpretations would have, these changes could be materially adverse to FNB’s shareholders.

FNB’s expenses have increased and may continue to increase as a result of increases in FDIC insurance premiums.

Under the Federal Deposit Insurance Act, as amended by the Dodd-Frank Act, absent extraordinary circumstances, the FDIC must establish and implement a plan to restore the deposit insurance reserve ratio, or the reserve ratio, to 1.15% of insured deposits at any time that the reserve ratio falls below 1.15%. If additional bank failures continue to occur, it will result in continued charges against the deposit insurance fund. The FDIC has implemented a restoration plan that changes both its risk-based assessment system and its base assessment rates. As part of this plan, the FDIC imposed a special assessment in 2009. The recently enacted Dodd-Frank Act provides for a new minimum reserve ratio of not less than 1.35% of estimated insured deposits and requires that the FDIC take steps necessary to attain this 1.35% ratio by September 30, 2020. We expect that assessment rates may continue to increase in the near term due to the significant cost of bank failures, the relatively large number of troubled banks and the requirement that the FDIC increase the reserve ratio. Any increase in assessments could adversely impact FNB’s future earnings.

The combined company’s results of operations will be significantly affected by the ability of its borrowers to repay their loans.

Lending money is an essential part of the banking business. However, borrowers do not always repay their loans. The risk of non-payment is affected by:

•	credit risks of a particular borrower;

•	changes in economic, industry and regulatory conditions;

•	the duration of the loan;

•	the repricing of variable rate loans; and

•	in the case of a collateralized loan, uncertainties as to the future value of the collateral.

Generally, commercial/industrial, construction and commercial real estate loans present a greater risk of non-payment by a borrower than other types of loans. In addition, consumer loans typically have shorter terms and lower balances with higher yields compared to real estate mortgage loans, but generally carry higher risks of default. Consumer loan collections depend on the borrower’s continuing financial stability, and thus are more likely to be affected by adverse personal circumstances. Furthermore, the application of various federal and state laws, including bankruptcy and insolvency laws, may limit the amount that can be recovered on these loans.

The combined company’s financial condition and results of operations would be adversely affected if its allowance for loan losses were not sufficient to absorb actual losses.

There is no precise method of estimating loan losses. The combined company can give no assurance that its allowance for loan losses is or will be sufficient to absorb actual loan losses. Excess loan losses could have a material adverse effect on the combined company’s financial condition and results of operations. FNB seeks to maintain an appropriate allowance for loan losses to provide for estimated losses in its loan portfolio. FNB periodically determines the amount of its allowance for loan losses based upon consideration of several factors, including:

•	a regular review of the quality, mix and size of the overall loan portfolio;

•	historical loan loss experience;

•	evaluation of non-performing loans;

•	geographic concentration;

•	assessment of economic conditions and their effects on FNB’s existing portfolio; and

•	the amount and quality of collateral, including guarantees, securing loans.

The combined company’s financial condition may be adversely affected if it is unable to attract sufficient deposits to fund its anticipated loan growth.

The combined company will fund its loan growth primarily through deposits. To the extent that the combined company is unable to attract and maintain sufficient levels of deposits to fund its loan growth, it would be required to raise additional funds through public or private financings. FNB can give no assurance that it would be able to obtain these funds on terms that are attractive to it.

The combined company could experience significant difficulties and complications in connection with its growth and acquisition strategy.

FNB has grown significantly over the last few years and intends to seek to continue to grow by acquiring financial institutions and branches as well as non-depository entities engaged in permissible activities for its financial institution subsidiaries. However, the market for acquisitions is highly competitive. The combined company may not be as successful in identifying financial institutions and branch acquisition candidates, integrating acquired institutions or preventing deposit erosion at acquired institutions or branches as it currently anticipates.

As part of this acquisition strategy, the combined company may acquire additional banks and non-bank entities that it believes provide a strategic fit with its business. To the extent that the combined company is successful with this strategy, it cannot assure you that it will be able to manage this growth adequately and profitably. For example, acquiring any bank or non-bank entity will involve risks commonly associated with acquisitions, including:

•	potential exposure to unknown or contingent liabilities of banks and non-bank entities the combined company acquires;

•	exposure to potential asset quality issues of acquired banks and non-bank entities;

•	potential disruption to the combined company’s business;

•	potential diversion of the time and attention of FNB’s management; and

•	the possible loss of key employees and customers of the banks and other businesses FNB acquires.

In addition to acquisitions, the combined company may expand into additional communities or attempt to strengthen its position in its current markets by undertaking additional de novo branch openings. Based on its experience, FNB believes that it generally takes up to three years for new banking facilities to achieve operational profitability due to the impact of organizational and overhead expenses and the start-up phase of generating loans and deposits. To the extent that the combined company undertakes additional de novo branch openings, it is likely to continue to experience the effects of higher operating expenses relative to operating income from the new banking facilities, which may have an adverse effect on its net income, earnings per share, return on average shareholders’ equity and return on average assets.

The combined company may encounter unforeseen expenses, as well as difficulties and complications in integrating expanded operations and new employees without disruption to its overall operations. Following each acquisition, the combined company must expend substantial resources to integrate the entities. The integration of non-banking entities often involves combining different industry cultures and business methodologies. The failure to integrate successfully the entities the combined company acquires with its existing operations may adversely affect its results of operations and financial condition.

The combined company could be adversely affected by changes in the law, especially changes in the regulation of the banking industry.

The combined company and its subsidiaries will operate in a highly regulated environment and are subject to supervision and regulation by several governmental regulatory agencies, including the Federal Reserve Board, the OCC and the FDIC. Regulations are generally intended to provide protection for depositors, borrowers and other customers rather than for investors. FNB is subject to changes in federal and state law, regulations, governmental policies, tax laws and accounting principles. Changes in regulations or the regulatory environment could adversely affect the banking industry as a whole and could limit FNB’s growth and the return to investors by restricting such activities as:

•	the payment of dividends;

•	mergers with or acquisitions of other institutions;

•	investments;

•	loans and interest rates;

•	assessments of overdraft and electronic transfer interchange fees;

•	the provision of securities, insurance or trust services; and

•	the types of non-deposit activities in which the combined company’s financial institution subsidiaries may engage.

Future legislation may change present capital requirements, which could restrict the combined company’s activities and require the combined company to maintain additional capital.

In addition, on September 12, 2010, the Group of Governors and Heads of Supervisors of the Basel Committee on Banking Supervision, the oversight body of the Basel Committee, published its “calibrated” capital standards for major banking institutions, or Basel III. When fully phased-in by January 1, 2019, banking institutions will need to maintain heightened Tier 1 common equity, Tier 1 capital and total capital ratios, as well as maintain a “capital conservation buffer.” The Tier 1 common equity and Tier 1 capital ratio requirements will phase-in incrementally between January 1, 2013 and January 1, 2015. The deductions from common equity made in calculating Tier 1 common equity, in the case of, for example, mortgage servicing assets, deferred tax assets and investments in unconsolidated financial institutions, will phase-in incrementally over a four-year period commencing on January 1, 2014. The capital conservation buffer will phase-in incrementally between January 1, 2016 and January 1, 2019.

The Basel Committee also announced that a “countercyclical buffer” of 0% to 2.5% of common equity or other fully loss-absorbing capital will be implemented according to national circumstances as an “extension” of the conservation buffer. The publication did not address the Basel Committee’s two liquidity measures initially proposed in December 2009 and amended in July 2010 — the Liquidity Coverage Ratio and Net Stable Funding Ratio — other than to state that the Liquidity Coverage Ratio will be introduced on January 1, 2015 and the Net Stable Funding Ratio will be significantly revised and become a minimum standard by January 1, 2018. The G20 leaders will consider the final package of Basel III reforms in November 2010, subject to adoption by individual member nations, including the United States. The ultimate impact on FNB of the new capital and liquidity standards will depend on a number of factors, including the treatment and implementation by the federal banking regulators.

The combined company’s results of operations could be adversely affected due to significant competition.

The combined company may not be able to compete effectively in its markets, which could adversely affect the combined company’s results of operations. The banking and financial services industry in each of the combined company’s market areas is highly competitive. The competitive environment is a result of:

•	changes in regulation;

•	changes in technology and product delivery systems; and

•	the pace of consolidation among financial services providers at the time of the contemplated acquisition.

The combined company will compete for loans, deposits and customers with various bank and non-bank financial service providers, many of which are larger in terms of total assets and capitalization, have greater access to the capital markets and offer a broader array of financial services than the combined company will have. Competition with such institutions may cause the combined company to increase its deposit rates or decrease its interest rate spread on loans it originates.

The combined company’s anticipated future growth may require it to raise additional capital in the future, but that capital may not be available when needed.

Federal and state regulatory authorities will require the combined company to maintain adequate levels of capital to support the combined company’s operations. The combined company will be “well capitalized” under applicable regulations. FNB and we anticipate that the combined company’s current capital resources will satisfy applicable capital requirements for the foreseeable future. The combined company may at some point, however, need to raise additional capital to support continued growth, both internally and through acquisitions.

The combined company’s ability to raise additional capital, if needed, will depend on conditions in the capital markets at that time, which are outside the combined company’s control, and on the combined company’s financial performance. Accordingly, the combined company cannot assure you that its ability to expand its operations through internal growth and acquisitions will not be materially impaired.

Adverse economic conditions in FNB’s market area may adversely impact its results of operations and financial condition.

FNB has conducted a substantial portion of its historical business in central and western Pennsylvania and eastern Ohio, which are slower growth markets than other areas of the United States. As a result, FNB Bank’s loan portfolio and results of operations may be adversely affected by factors that have a significant impact on the economic conditions in this market area. The local economies of this market area are less robust than the economy of the nation as a whole and may not be subject to the same fluctuations as the national economy. Adverse economic conditions in FNB’s market area, including the loss of certain significant employers, could reduce its growth rate, affect its borrowers’ ability to repay their loans and generally affect FNB’s financial condition and results of operations. Furthermore, a downturn in real estate values in FNB Bank’s market area could cause many of its loans to become inadequately collateralized.

Certain provisions of FNB’s articles of incorporation and bylaws and the FBCA may discourage takeovers.

FNB’s articles of incorporation and bylaws contain certain anti-takeover provisions that may discourage or may make more difficult or expensive a tender offer, change in control or takeover attempt that is opposed by FNB’s board of directors. In particular, FNB’s articles of incorporation and bylaws:

•	permit shareholders to remove directors only for cause;

•	do not permit shareholders to take action except at an annual or special meeting of shareholders;

•	require shareholders to give FNB advance notice to nominate candidates for election to its board of directors or to make shareholder proposals at a shareholders’ meeting;

•	permit FNB’s board of directors to issue, without shareholder approval unless otherwise required by law, preferred stock with such terms as its board of directors may determine; and

•	require the vote of the holders of at least 75% of FNB’s voting shares for shareholder amendments to its bylaws.

Under the FBCA, approval of a business combination with another corporation whose shareholders own 10% or more of the voting shares of that corporation requires the affirmative vote of holders of at least two-thirds of the voting shares not owned by such shareholders, unless a majority of the corporation’s disinterested directors approves the merger. In addition, the FBCA generally provides that shares of a corporation acquired in excess of certain specified thresholds will not possess any voting rights unless a majority vote of the corporation’s disinterested shareholders approves the voting rights.

These provisions of FNB’s articles of incorporation and bylaws and under the FBCA could discourage potential acquisition proposals and could delay or prevent a change in control, even though a majority of FNB’s shareholders may consider such proposals desirable. Such provisions could also make it more difficult for third parties to remove and replace the members of FNB’s board of directors. Moreover, these provisions could diminish the opportunities for shareholders to participate in certain tender offers, including tender offers at prices above the then-current market price of FNB’s common stock, and may also inhibit increases in the trading price of FNB’s common stock that could result from takeover attempts.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This proxy statement/prospectus contains a number of forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 regarding the financial condition, results of operations, earnings outlook, business and prospects of FNB and us, and the potential combined company, as well as statements applicable to the period following the completion of the merger. You can find many of these statements by looking for words such as “plan,” “believe,” “expect,” “intend,” “anticipate,” “estimate,” “project,” “potential,” “possible” or other similar expressions.

These forward-looking statements involve certain risks and uncertainties. The ability of either FNB or us to predict results or the actual effects of our plans and strategies, particularly after the merger, is inherently uncertain. Accordingly, actual results may differ materially from anticipated results. Some of the factors that may cause actual results or earnings to differ materially from those contemplated by the forward-looking statements include, but are not limited to, those discussed under “Risk Factors Relating to the Merger” beginning on page 14, as well as the following factors:

•	FNB and we may not successfully integrate or the integration may be more difficult, time-consuming or costly than we currently anticipate;

•	we may not realize the revenue synergies we anticipate following the integration of our businesses;

•	revenues may be lower than expected following the merger;

•	deposit attrition, operating costs, loss of customers and business disruption, including, without limitation, difficulties in maintaining relationships with our employees, customers or suppliers may be greater than anticipated following the merger;

•	FNB and we may not obtain the regulatory approvals for the merger on acceptable terms, on the anticipated schedule or at all;

•	we may not obtain the requisite vote of our shareholders necessary to adopt the merger agreement;

•	competitive pressure among financial services companies is intense;

•	general economic conditions may be less favorable than expected;

•	political conditions and related actions by the U.S. military abroad may adversely affect economic conditions as a whole;

•	changes in the interest rate environment may reduce interest margins and impact funding sources;

•	changes in market rates and prices may adversely impact the value of financial products and assets;

•	legislation or changes in the regulatory environment may adversely affect the businesses in which FNB and we engage; and

•	litigation liabilities, including costs, expenses, settlements and judgments, may adversely affect either company or their businesses.

Because these forward-looking statements are subject to assumptions and uncertainties, actual results may differ materially from those expressed in or implied by these forward-looking statements. We caution you not to place undue reliance on these statements, which speak only as of the date of this proxy statement/prospectus or as of the date of any document incorporated by reference in this proxy statement/prospectus.

We expressly qualify in their entirety all forward-looking statements concerning the merger or other matters addressed in this proxy statement/prospectus and attributable to FNB or us or any person acting on their or our behalf by the cautionary statements contained or that we refer to in this section. Unless required by applicable law or regulation, FNB and we undertake no obligation to update these forward-looking statements to reflect events or circumstances after the date of this proxy statement/prospectus or to reflect the occurrence of unanticipated events.

We also make reference to the “Risk Factors Relating to the Merger” portion of this proxy statement/prospectus. We recommend that you read this information carefully for potential risks that relate to the merger FNB and we propose.

OUR SPECIAL MEETING

This section contains information for our shareholders about the special meeting of shareholders we have called to consider adoption of the merger agreement and approval of the adjournment proposal.

General

We are furnishing this proxy statement/prospectus to the holders of our common stock as of the record date for use at our special meeting and any adjournment or postponement of our special meeting.

When and Where We Will Hold Our Special Meeting

We will hold our special meeting on Friday, December 3, 2010, at 10:00 a.m., prevailing time, at the Ramada Clarks Summit Hotel, 820 Northern Boulevard, Clarks Summit, Pennsylvania, subject to any adjournment or postponement of our special meeting.

The Matters Our Shareholders Will Consider

The purpose of our special meeting is to consider and vote upon:

•	Proposal No. 1 — A proposal to adopt the merger agreement between FNB and us;

•	Proposal No. 2 — A proposal to grant discretionary authority to adjourn our special meeting if necessary to solicit additional proxies from our shareholders because we have not received sufficient votes at the time of our special meeting to adopt the merger agreement; and

•	Such other business as may properly come before our special meeting and any adjournment or postponement of our special meeting.

Our shareholders must adopt Proposal No. 1 for the merger to occur. If our shareholders do not approve this proposal, our merger with FNB will not occur.

As of the date of this proxy statement/prospectus, our board of directors is unaware of any other matter, other than as set forth above, which a shareholder may present for action at our special meeting. If a shareholder properly presents another matter, the proxies will vote in accordance with their judgment with respect to any such other matter.

Record Date; Shares Outstanding and Entitled to Vote

Our board of directors has fixed the close of business on October 14, 2010 as the record date for the determination of holders of our common stock entitled to notice of, and to vote at, our special meeting and any adjournment or postponement of our special meeting.

On the record date, we had 1,722,923 issued and outstanding shares of common stock that were entitled to vote at our special meeting, held by approximately 730 holders of record. Each share of our common stock is entitled to cast one vote on all matters that are properly submitted to our shareholders at our special meeting.

Quorum

The presence, in person or by properly executed proxy, of the holders of at least a majority of our outstanding shares of common stock on the record date is necessary to constitute a quorum at our special meeting. We will count abstentions for the purpose of determining whether a quorum is present. A quorum must be present in order for the votes on the merger proposal and the adjournment proposal to occur.

Based on the number of shares of our common stock issued and outstanding as of the record date, 861,462 shares of our common stock must be present in person or represented by proxy at our special meeting to constitute a quorum, although adoption of the merger agreement requires the affirmative vote of not less than 1,292,193 shares of our outstanding shares of common stock.

Shareholder Vote Required

Adopt the Merger Agreement.  Adoption of the merger agreement requires the affirmative vote of the holders of 75% of our outstanding shares of common stock entitled to vote on adoption of the merger agreement. Accordingly, we urge you to complete, date and sign the accompanying proxy card and return it promptly in the enclosed postage-paid envelope.

When considering our board of directors’ recommendation that you vote in favor of adoption of the merger agreement, you should be aware that certain of our executive officers and directors have interests in the merger that may be different from, or in addition to, your and their interests as shareholders. See “The Merger — Interests of Our Directors and Executive Officers in the Merger” beginning on page 44.

Discretionary Authority to Adjourn Our Special Meeting.  The affirmative vote of the holders of a majority of the votes cast by the holders of our common stock entitled to vote on the adjournment proposal is required to approve the proposal to grant discretionary authority to adjourn our special meeting if necessary to solicit additional proxies from our shareholders for the merger proposal.

Director and Executive Officer Voting

As of the record date, our directors and executive officers and their affiliates beneficially owned 235,589 shares of our common stock, or approximately 13.7% of our issued and outstanding common stock entitled to vote at our special meeting. In addition, Joseph P. Moore, Jr. owns 167,830 shares, or approximately 9.8%, of our outstanding common stock entitled to vote at our special meeting. Our officers and directors, together with Mr. Moore, who in the aggregate own 23.5% of our outstanding common stock, have advised us that they will vote FOR adoption of the merger agreement and FOR approval of the adjournment proposal. All of our directors and officers and Joseph P. Moore, Jr. have entered into voting agreements with FNB whereby they agree to vote FOR adoption of the merger agreement.

Proxies

Voting.  You should complete and return the proxy card accompanying this proxy statement/prospectus in order to ensure that we can count your vote at our special meeting and at any adjournment or postponement of our special meeting, regardless of whether you plan to attend our special meeting. If you sign and return your proxy card and do not indicate how you want to vote, we will count your proxy card as a vote in favor of adoption of the merger agreement and in favor of approval of the adjournment proposal.

If you hold your shares of our common stock in the name of a bank, broker, nominee or other holder of record, you will receive instructions from the bank, broker, nominee or other holder of record that you must follow in order to vote your shares of our common stock.

Revocability.  You may revoke your proxy at any time before we conduct the vote at our special meeting. If you have not voted through a bank, broker, nominee or other holder of record, you may revoke your proxy by:

•	submitting written notice of revocation to our corporate secretary prior to the voting of that proxy at our special meeting;

•	submitting a properly executed proxy with a later date; or

•	voting in person at our special meeting.

However, simply attending our special meeting without voting will not revoke an earlier proxy.

You should address any written notices of revocation and other communications regarding the revocation of your proxy to:

Comm Bancorp, Inc.
125 North State Street
Clarks Summit, Pennsylvania 18411
Attention: Scott A. Seasock, Executive Vice President
                    and Chief Financial Officer

If you hold your shares of our common stock in the name of a bank, broker, nominee or other holder of record, you should follow the instructions of the bank, broker, nominee or other holder of record regarding the revocation of proxies.

The death or incapacity of a shareholder who has executed and returned a proxy card will not revoke that shareholder’s proxy votes unless our corporate secretary receives notice of the death or incapacity of such shareholder before the voting commences at our special meeting.

How We Count Proxy Votes.  The proxies will vote all shares of our common stock represented by properly executed proxy cards we receive before the voting commences at our special meeting, and not revoked, in accordance with the instructions indicated on the proxy card.

We will count the shares represented by a properly executed proxy card marked “ABSTAIN” as present for purposes of determining the presence of a quorum.

Brokers may not vote shares of our common stock that they hold of record for a beneficial owner either for or against adoption of the merger or approval of the adjournment proposal without specific instructions from the beneficial owner of such shares. Therefore, if a broker holds your shares, you must give your broker instructions on how to vote your shares. Abstentions and broker non-votes will have the effect of votes against the merger proposal because such votes will not count for purposes of satisfying the 75% affirmative vote requirement for adoption of the merger agreement.

Solicitation.  We will pay for the costs of our special meeting and for the mailing of this proxy statement/prospectus to our shareholders, as well as all other costs we incur in connection with the solicitation of proxies from our shareholders. FNB and we will share equally the cost of printing this proxy statement/prospectus and the filing fees paid to the SEC.

In addition to soliciting proxies by mail, our directors, officers and employees may solicit proxies by telephone or in person. We will not specially compensate our directors, officers and employees for these activities. We also intend to request that brokers, banks, nominees and other holders of record solicit proxies from their principals, and we will reimburse the brokers, banks, nominees and other holders of record for certain expenses they incur for those activities.

We have retained the firm of Georgeson, Inc. to assist us in the solicitation of proxies. We have agreed to pay Georgeson, Inc. an engagement fee of $6,500 for its services plus $5.00 for each proxy solicitation it makes by a direct telephone call to one of our shareholders.

Recommendations of Our Board of Directors

Our board of directors unanimously approved the merger agreement and the transactions the merger agreement contemplates. Based on our reasons for the merger we describe in this proxy statement/prospectus, our board of directors believes that the merger is in our and your best interests. Accordingly, our board of directors unanimously recommends that you vote FOR adoption of the merger agreement and FOR approval of the adjournment proposal. See “The Merger — Our Reasons for the Merger” beginning on page 32, for a more detailed discussion of our board of directors’ recommendations.

Attending Our Special Meeting

If you hold your shares in street name and you want to attend our special meeting, you must bring an account statement or letter from your holder of record showing that you were the beneficial owner of the shares on October 14, 2010, the record date for our special meeting.

Questions and Additional Information

If you have questions about the merger or how to submit your proxy card, or if you would like additional copies of this proxy statement/prospectus or the proxy card we have enclosed with this proxy statement/prospectus, please call William F. Farber, Sr., our President and Chief Executive Officer, at (570) 586-0377.

INFORMATION ABOUT FNB AND US

FNB

F.N.B. Corporation
One F.N.B. Boulevard
Hermitage, Pennsylvania 16148
(724) 981-6000

FNB is an $8.8 billion diversified financial services holding company headquartered in Hermitage, Pennsylvania. FNB provides a broad range of financial services to its customers through FNB Bank and its insurance agency, consumer finance, trust company and merchant banking subsidiaries.

FNB has 223 banking offices in Pennsylvania and eastern Ohio, a leasing company and maintains eight insurance agency locations. FNB Bank offers the services traditionally offered by full-service commercial banks, including commercial and individual demand and time deposit accounts and commercial, mortgage and individual installment loans. FNB Bank also offers various alternative investment products, including mutual funds and annuities. As of June 30, 2010, FNB Bank had total assets, total liabilities and total shareholders’ equity of approximately $8.8 billion, $7.8 billion and $1.1 million, respectively.

Regency Finance, FNB’s consumer finance subsidiary, has 22 offices in Pennsylvania, 16 offices in Ohio and 18 offices in Tennessee. Regency Finance principally makes personal installment loans to individuals and purchases installment sales finance contracts from retail merchants.

Another FNB subsidiary, First National Trust Company, a registered investment advisor, provides a broad range of personal and corporate fiduciary services, including the administration of decedent and trust estates. First National Trust Company had approximately $2.2 billion of assets under management as of June 30, 2010.

First National Investment Services Company, LLC offers a broad array of investment products and services for wealth management customers through a networking relationship with a brokerage firm. F.N.B. Investment Advisors, Inc., an investment advisor registered with the SEC, offers wealth management customers objective investment programs featuring mutual funds, annuities, stocks and bonds.

FNB’s insurance segment operates principally through First National Insurance Agency, LLC, or FNIA. FNIA is a full-service insurance agency offering a broad line of commercial and personal insurance through major carriers to businesses and individuals primarily within FNB’s geographic markets.

FNB’s insurance segment also includes a reinsurance subsidiary, Penn-Ohio Life Insurance Company, that underwrites, as a reinsurer, credit life and accident and health insurance sold by FNB’s lending subsidiaries. In addition, FNB Bank owns a direct subsidiary, First National Corporation, a Pennsylvania corporation, that offers title insurance products.

F.N.B. Capital Corporation offers subordinated debt and other types of financing options for small- to medium-sized commercial enterprises that need financial assistance beyond the parameters of typical commercial bank lending products.

For additional information about FNB, see “Where You Can Find More Information,” beginning on page 77.

CBI
Comm Bancorp, Inc.
125 North State Street
Clarks Summit, Pennsylvania 18411
(570) 586-0377

We are a registered bank holding company incorporated in 1983 as a Pennsylvania business corporation and maintain our headquarters in Clarks Summit, Pennsylvania. We have two wholly owned subsidiaries, CBI Bank and Comm Realty Corporation, or Comm Realty. Our business consists primarily of the management and supervision of CBI Bank. Comm Realty holds, manages and sells foreclosed or distressed assets on behalf of CBI Bank. Our principal source of income is dividends paid by CBI Bank. At June 30, 2010, we had approximately:

•	$641.7 million in total assets;

•	$465.1 million in total loans;

•	$576.7 million in total deposits; and

•	$53.6 million in stockholders’ equity.

CBI Bank is a Pennsylvania banking institution and a member of the Federal Reserve System. The deposits of CBI Bank are insured by the FDIC, subject to applicable limits. CBI Bank is a full-service commercial bank and provides a wide range of products and services, including time and demand deposit accounts, consumer, commercial and mortgage loans and commercial leases to individuals and small- to medium-sized businesses. CBI Bank’s principal market area comprises Lackawanna, Luzerne, Monroe, Susquehanna, Wayne and Wyoming counties which are located in the Northeast corner of Pennsylvania. At June 30, 2010, Community Bank had 15 community banking offices.

For additional information about CBI, see “Where You Can Find More Information,” beginning on page 77 of this proxy statement/prospectus.

RECENT LEGISLATION

Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010

On July 21, 2010, the Dodd-Frank Act became law. The Dodd-Frank Act will have a broad impact on the financial services industry, including significant regulatory and compliance changes including, among other things,

•	enhanced authority over troubled and failing banks and their holding companies;

•	increased capital and liquidity requirements;

•	increased regulatory examination fees;

•	increases to the assessments banks must pay the FDIC for federal deposit insurance; and

•	numerous other provisions designed to improve supervision and oversight of, and strengthening safety and soundness for, the financial services sector.

In addition, the Dodd-Frank Act establishes a new framework for systemic risk oversight within the financial system that will be enforced by new and existing federal regulatory agencies, including the Financial Stability Oversight Council, the Federal Reserve Board, the OCC and the FDIC. The following description briefly summarizes the impact of the Dodd-Frank Act on the operations and activities, both currently and prospectively, of FNB and its subsidiaries.

Deposit Insurance.  The Dodd-Frank Act makes permanent the $250,000 deposit insurance limit for insured deposits. Amendments to the Federal Deposit Insurance Act also revise the assessment base against which an insured depository institution’s deposit insurance premiums paid to the FDIC’s Deposit Insurance

Fund, or the DIF, will be calculated. Under the amendments, the FDIC assessment base will no longer be the institution’s deposit base, but rather its average consolidated total assets less its average equity. The Dodd-Frank Act also changes the minimum designated reserve ratio of the DIF, increasing the minimum from 1.15% to 1.35% of the estimated amount of total insured deposits, and eliminating the requirement that the FDIC pay dividends to depository institutions when the reserve ratio exceeds certain thresholds by September 30, 2020. Several of these provisions could increase the FDIC deposit insurance premiums FNB Bank pays. The Dodd-Frank Act also provides that, effective one year after the date of its enactment, depository institutions may pay interest on demand deposits.

Trust Preferred Securities.  The Dodd-Frank Act prohibits bank holding companies from including in their regulatory Tier 1 capital hybrid debt and equity securities issued on or after May 19, 2010. Among the hybrid debt and equity securities included in this prohibition are trust preferred securities, which FNB has issued in the past in order to raise additional Tier 1 capital and otherwise improve its regulatory capital ratios. Although FNB may continue to include its existing trust preferred securities as Tier 1 capital, the prohibition on the use of these securities as Tier 1 capital may limit FNB’s ability to raise capital in the future.

The Consumer Financial Protection Bureau.  The Dodd-Frank Act creates a new, independent Consumer Financial Protection Bureau, or the Bureau, within the Federal Reserve Board. The Bureau’s responsibility is to establish and implement rules and regulations under certain federal consumer protection laws with respect to the conduct of providers of certain consumer financial products and services. The Bureau has rulemaking authority over many of the statutes that govern products and services banks offer to consumers. In addition, the Dodd-Frank Act permits states to adopt consumer protection laws and regulations that are more stringent than those regulations the Bureau will promulgate and state attorneys general will have the authority to enforce consumer protection rules the Bureau adopts against certain state-chartered institutions. The Dodd-Frank Act and the rules that the federal bank regulatory agencies are required to adopt by the Dodd-Frank Act will restrict, among other things, the amount of interchange fees payable in connection with debit card transactions. Compliance with any such new regulations could increase FNB’s cost of operations and, as a result, could limit FNB’s ability to expand into certain products and services.

Increased Capital Standards and Enhanced Supervision.  The Dodd-Frank Act requires the federal banking agencies to establish minimum leverage and risk-based capital requirements for banks and bank holding companies. These new standards will be no less strict than existing regulatory capital and leverage standards applicable to insured depository institutions and may, in fact, become higher once the agencies promulgate the new standards. Compliance with heightened capital standards may reduce FNB’s ability to generate or originate revenue-producing assets and thereby restrict revenue generation from banking and non-banking operations.

Transactions with Affiliates.  The Dodd-Frank Act enhances the requirements for certain transactions with affiliates under Section 23A and 23B of the Federal Reserve Act, including an expansion of the definition of “covered transactions,” and an increase in the amount of time for which collateral requirements regarding covered transactions must be maintained.

Transactions with Insiders.  The Dodd-Frank Act expands insider transaction limitations through the strengthening of loan restrictions to insiders and the expansion of the types of transactions subject to the various limits, including derivative transactions, repurchase agreements, reverse repurchase agreements and securities lending and borrowing transactions. The Dodd-Frank Act also places restrictions on certain asset sales to and from an insider of an institution, including requirements that such sales be on market terms and, in certain circumstances, receive the approval of the institution’s board of directors.

Enhanced Lending Limits.  The Dodd-Frank Act strengthens the existing limits on a depository institution’s credit exposure to one borrower. Federal banking law currently limits a national bank’s ability to extend credit to one person or group of related persons to an amount that does not exceed certain thresholds. The Dodd-Frank Act expands the scope of these restrictions to include credit exposure arising from derivative transactions, repurchase agreements and securities lending and borrowing transactions. It also will eventually prohibit state-chartered banks from engaging in derivative transactions unless the state lending limit laws take into account credit exposure to such transactions.

Corporate Governance.  The Dodd-Frank Act addresses many corporate governance and executive compensation matters that will affect most U.S. publicly traded companies, including FNB and us. The Dodd-Frank Act:

•	grants shareholders of U.S. publicly traded companies an advisory vote on executive compensation;

•	enhances independence requirements for compensation committee members;

•	requires companies listed on national securities exchanges to adopt clawback policies for incentive-based compensation plans applicable to executive officers; and

•	provides the SEC with authority to adopt proxy access rules that would allow shareholders of publicly traded companies to nominate candidates for election as directors and requires such companies to include such nominees in its proxy materials.

Many of the requirements the Dodd-Frank Act authorizes will be implemented over time and most will be subject to implementing regulations over the course of several years. While FNB’s current assessment is that the Dodd-Frank Act will not have a material effect on FNB, given the uncertainty associated with the manner in which the federal banking agencies may implement the provisions of the Dodd-Frank Act, the full extent of the impact such requirements may have on FNB’s operations is unclear as of the date of this proxy statement/prospectus. The changes resulting from the Dodd-Frank Act may impact FNB’s profitability, require changes to certain of FNB’s business practices, impose more stringent capital, liquidity and leverage requirements upon FNB or otherwise adversely affect FNB’s business. These changes may also require FNB to invest significant management attention and resources to evaluate and make any changes necessary to comply with new statutory and regulatory requirements. While FNB cannot predict what effect any presently contemplated or future changes in the laws or regulations or their interpretations would have on FNB, FNB does not believe that these changes will have a material adverse effect on FNB.

PROPOSAL NO. 1 — PROPOSAL TO ADOPT THE MERGER AGREEMENT

The following discussion contains material information pertaining to the merger. This discussion is subject, and qualified in its entirety by reference, to the merger agreement included as Appendix A to this proxy statement/prospectus. We encourage you to read the merger agreement carefully as well as the discussion in this proxy statement/prospectus.

FNB’s Reasons for the Merger

FNB is committed to pursuing several key strategies, including the realization of organic growth and the supplementation of that growth through strategic acquisitions.

In approving the merger agreement, FNB’s board of directors and its executive committee considered the following factors as generally supporting its decision to enter into the merger agreement:

•	its understanding of FNB’s business, operations, financial condition, earnings and prospects and of our business, operations, financial condition, earnings and prospects, including our geographic position in the Pennsylvania counties of Lackawanna, Luzerne, Monroe, Susquehanna, Wayne and Wyoming;

•	its understanding of the current and prospective environment in which FNB and we operate, including regional and local economic conditions, the competitive environment for financial institutions generally, continuing consolidation in the financial services industry and the likely effect of these factors on FNB in light of, and in the absence of, the proposed merger;

•	the complementary nature of the respective customer bases, business products and skills of FNB and us that could result in opportunities to obtain synergies as products are cross-marketed and distributed over broader customer bases and best practices are compared and applied across businesses;

•	the scale, scope, strength and diversity of operations, product lines and delivery systems that combining FNB and us could achieve;

•	the historical and current market prices of FNB common stock and our common stock;

•	the review by the FNB board of directors, with the assistance of FNB’s management, of the structure and terms of the merger, including the exchange ratio, the expectation of FNB’s legal advisors that the merger will qualify as a reorganization for U.S. federal income tax purposes and, based on the exchange ratio and assuming continuation of FNB’s current per share dividend rate of $0.12 per quarter, the holders of our common stock would receive annual dividends of approximately $1.66 on the FNB shares such holders will receive upon the merger in exchange for each share of our common stock they currently own; and

•	the likelihood that FNB and we will obtain the regulatory approvals FNB and we need to complete the merger.

The FNB board of directors also considered the fact that the merger will result in a combined entity with assets of approximately $9.6 billion. FNB expects the future growth prospects of our market area to provide sustained business development opportunities in the Pennsylvania counties of Lackawanna, Luzerne, Monroe, Susquehanna, Wayne and Wyoming.

The foregoing discussion of the factors considered by the FNB board in evaluating the merger agreement is not intended to be exhaustive, but, rather, includes all material factors the FNB board considered. In reaching its decision to approve the merger agreement and the merger, the FNB board did not quantify or assign relative weights to the factors considered, and individual directors may have given different weights to different factors. The FNB board considered all of the above factors as a whole, and on an overall basis considered them to be favorable to, and support, FNB’s determination to enter into the merger agreement.

Background of the Merger

From time to time, our directors have held discussions to review our business plan, the developing market in which we compete and our strategic alternatives. Over the past three years, our directors have specifically reviewed:

•	our ability to continue to finance more branch offices without adversely affecting our earnings;

•	the interest-rate environment as it impacts banks, such as us, that rely primarily on net interest income;

•	our current loan portfolio, non-performing loans and potential future additions to our provision for loan losses;

•	the continuing impact of the current economic recession on our customers in our market area in Northeastern Pennsylvania;

•	the Federal Reserve Board directive that we not pay shareholder dividends for the foreseeable future;

•	the increasing costs of compliance with banking regulations and pending regulatory initiatives that could result in additional regulation;

•	the difficulty of smaller community banks in identifying sources and successfully raising additional capital, and the dilution that could arise from a potential issuance of additional shares of our common stock or other securities;

•	succession planning to replace William F. Farber, Sr., our Chairman, President and Chief Executive Officer, who is 73; and

•	the occasional receipt of informal unsolicited indications of interest by other banking organizations to partner with us.

As a result of all of the above factors, in April 2010, William F. Farber, Sr. suggested to our directors that we engage Sandler O’Neill, investment bankers, to assist our directors in identifying potential banking institutions that might be interested in a business combination with us.

On April 29, 2010, we and Sandler O’Neill entered into an engagement letter for Sandler O’Neill to act as our exclusive financial advisor in connection with our possible sale, merger or other combination with another financial institution. As part of this engagement, Sandler O’Neill recommended the preparation of a confidential memorandum describing our history, business, operations and financial results, for delivery to interested financial institutions.

From April 29, 2010 through June 1, 2010, our management, including William F. Farber, Sr., President and Chief Executive Officer, and Scott A. Seasock, Executive Vice President and Chief Financial Officer, compiled preliminary due diligence materials and transmitted those materials to Sandler O’Neill. Messrs. Farber and Seasock then assisted Sandler O’Neill in the preparation of the confidential memorandum to be delivered to potential interested parties.

From June 1, 2010 through June 4, 2010, a Sandler O’Neill representative contacted six financial institutions regarding the interest of each institution in a potential business combination with us. During this time period we executed nondisclosure agreements with each of these six financial institutions. On June 4, 2010, Sandler O’Neill sent the confidential information memorandum about us to the six financial institutions that executed the non-disclosure agreements.

From June 4, 2010 through June 21, 2010, a Sandler O’Neill representative pursued discussions with the representatives of all six financial institutions and their advisors, where applicable, and Sandler O’Neill provided supplemental due diligence information that we furnished to these financial institutions as each of them requested. On June 21, 2010, we received non-binding indication of interest letters from four of these financial institutions.

On June 28, 2010, William F. Farber, Sr. and Scott A. Seasock met with management representatives of the other banking institution to discuss its interest in continued discussions with us.

On June 23, 2010, William F. Farber, Sr. and Scott A. Seasock met with management representatives of the other banking institution potentially interested in a business combination with us to discuss their respective interest in continuing discussions with us.

On June 24, 2010, our board of directors held a special meeting to review Sandler O’Neill’s presentation of the process, and to review the four indications of interest. At this meeting, the Sandler O’Neill representatives described the process that led to the receipt of indications of interest from the four financial institutions. Sandler O’Neill presented our board of directors with an analysis of each of these institutions and the terms and conditions associated with each indication of interest to acquire us. Moreover, Sandler O’Neill reviewed comparable bank deals and indicated to our board of directors that the potential merger consideration contained in at least two of these indications of interest was financially attractive to our shareholders. Furthermore, Sandler O’Neill suggested that our board of directors select at least two of the four institutions and to continue discussions with those selected institutions that could lead to a definitive written offer for a merger between such institution and us. After a discussion concerning the merits and disadvantages of each indication of interest, our board of directors selected FNB and one other banking institution with which to conduct continued discussions. Furthermore, Mr. Farber indicated that he had received an informal indication of possible interest from a representative of a large super-regional financial institution. Our directors requested that Sandler O’Neill inquire about this possible interest. Sandler O’Neill subsequently reported that this institution had no such interest.

On July 6, 2010, William F. Farber, Sr. and Joseph P. Moore, Jr., one of our significant shareholders and a former director, met with management representatives of FNB to discuss FNB’s offer. In addition, beginning on June 29, 2010 through July 1, 2010, FNB representatives performed on-site due diligence at our corporate headquarters. FNB performed additional due diligence both on- and off-site in the period between July 8 and July 25, 2010.

From July 13, 2010 through July 15, 2010, and on July 22 and July 23, 2010, the representatives of the other banking institutions performed on-site due diligence at our corporate headquarters.

On July 26, 2010, FNB and the other banking institution submitted revised indications of interest to Sandler O’Neill.

On July 28, 2010, William F. Farber, Sr. and Joseph P. Moore, Jr. met again with management representatives of FNB to discuss its interest.

On July 30, 2010, our board of directors held an informational meeting to review the offers we received from these two institutions, one of which was from FNB, both of which had completed their respective due diligence investigation of us. The Sandler O’Neill representatives described both of these offers in detail. Our board of directors inquired about the federal income tax consequences of each offer with respect to shareholders; the impact on our employees and customers if one of these institutions acquired us; the dividend payout history of those two offerors; the market for the offerors’ stock; the development of our market with respect to the entry of competing financial institution; the historical financial performance of those two offerors and the potential to offer our customers a wider array of banking products and services, trust services and investment products.

After extensive discussion of these factors, our board of directors directed Sandler O’Neill and our legal counsel to negotiate with FNB regarding a definitive merger agreement based upon the terms and conditions contained in FNB’s offer.

On August 3, 2010, our management and Sandler O’Neill representatives conducted an on-site due diligence investigation of FNB and FNBPA.

On August 9, 2010, our board of directors held a special meeting with Sandler O’Neill and our legal counsel present to review the merger agreement in the form of Appendix A to this proxy statement/prospectus. Legal counsel reviewed the terms and conditions of the merger agreement, copies of which were delivered to the members of our board of directors prior to the special meeting.

At this August 9, 2010 special meeting, our board of directors approved the merger agreement with FNB and directed our management to take such steps as it deemed necessary, including holding a special meeting of our shareholders, to consummate the merger. On August 9, 2010, we and FNB publicly announced the merger after the markets closed on that day.

Our Reasons for the Merger

At its August 9, 2010 meeting, our board of directors determined that the terms of the merger agreement and the merger with FNB were in our best interests and in the best interests of our shareholders. In making this determination, our board of directors concluded that a merger with FNB was superior to the other alternatives available to us, and our prospects for continuing to operate as an independent, community-focused bank.

In the course of reaching its decision to approve the merger agreement, our board of directors consulted with Sandler O’Neill, its financial advisor, and with its legal advisors. Our board of directors considered, among other things, the factors described above and the following other matters:

•	the terms and transactions the merger agreement contemplates and the historical trading ranges for FNB common stock and the merger consideration our shareholders would receive upon the merger;

•	the opinion of Sandler O’Neill that the merger consideration FNB had offered was fair to our shareholders from a financial point of view;

•	our board of directors’ review of FNB’s business prospects and financial condition, including its future prospects;

•	FNB’s operating philosophy as a financial services company with a customer-service focus, which is consistent with our approach;

•	the effects on our ability to compete in light of market pressures and the limited economies of scale we could realize because of our relative size;

•	our current loan portfolio, non-performing loans and potential future additions to our provision for loan losses;

•	the continuing impact of the current economic recession on our market area in Northeastern Pennsylvania and our customers;

•	the difficulty of smaller community banks in identifying sources of, and successfully raising, additional capital and the potential dilution that could arise from a potential issuance of equity securities;

•	FNB’s agreement that our employees will be eligible to participate in FNB’s benefits programs and receive credit for their years of service with us;

•	a determination that a merger with FNB would expand our lending capabilities and increase the range of financial products and services available to our customers;

•	the prices, multiples of earnings per share and premiums over book value and market value paid in other recent acquisitions of financial institutions in the mid-Atlantic states;

•	the business, resources and prospects of FNB and the fact that FNB does not have a substantial presence in our market area;

•	the possible negative impact that the merger with FNB would have on various constituencies we serve, including potential job losses among our employees;

•	the expectation that any tax impact of the merger would be deferred with regard to the portion of the merger consideration that consists of FNB common stock;

•	our alternatives for continuing as an independent community-focused bank or combining with other potential merger partners, compared to the effect of our merger with FNB pursuant to the merger agreement, and the determination that the merger with FNB represented the best opportunity, to the knowledge of our board of directors, for optimizing our shareholder value and serving the banking needs of the communities in which we operate;

•	the expectation that the FNB common stock that our shareholders will receive will provide them with the ability to continue to participate in the growth of the combined company on a tax-deferred basis and that our shareholders would also benefit as a result of the greater liquidity of the trading market for FNB common stock. As a result, our shareholders who desire immediate liquidity would be able to sell the FNB shares they will receive upon the merger into an active NYSE market;

•	the belief that the break-up fee we would have to pay FNB under the circumstances set forth in the merger agreement could have the effect of discouraging superior proposals for a business combination between a third party and us; and

•	the fact that our shareholders will receive cash dividends on the FNB shares they will receive upon the merger that will equal approximately $1.66 for each share of our common stock currently held.

After deliberating with respect to the proposed merger with FNB, considering, among other things, the matters discussed above and the opinion of Sandler O’Neill referred to above, our board of directors approved the merger agreement and the merger with FNB and recommend unanimously that you vote to adopt the merger agreement.

The foregoing discussion of the information and factors our board of directors considered is not intended to be exhaustive but we believe it includes all material factors our board of directors considered. In reaching its determination to approve and recommend adoption of the merger agreement to our shareholders, our board of directors did not assign any relative or specific weights to the foregoing or other factors. Rather, our directors based their recommendation on the totality of the information presented to them. In addition, individual directors may have given differing weights to different factors.

There can be no certainty that the benefits of the merger our board of directors anticipates will occur. Actual results may vary materially from those anticipated. For more information on the factors that could affect actual results, see “Cautionary Statement Regarding Forward-Looking Statements,” at page 21 of this proxy statement/prospectus and “Risk Factors Relating to the Merger,” at page 14 of this proxy statement/prospectus.

Opinion of Our Financial Advisor in Connection with the Merger

Opinion of Sandler O’Neill & Partners, L.P..  By letter dated April 29, 2010, we retained Sandler O’Neill to act as our financial advisor in connection with a merger or other acquisition of us. Sandler O’Neill is a nationally recognized investment banking firm whose principal business specialty is financial institutions. In the ordinary course of its investment banking business, Sandler O’Neill is regularly engaged in the valuation of financial institutions and their securities in connection with mergers and acquisitions and other corporate transactions.

Sandler O’Neill acted as our financial advisor in connection with the proposed merger and participated in certain of the negotiations leading to the execution of the merger agreement. At the August 9, 2010 meeting at which our board of directors considered and approved the merger agreement, Sandler O’Neill delivered its oral and written opinion to our board of directors, that, as of such date, the merger consideration was fair to the holders of CBI common stock from a financial point of view. We have included the full text of Sandler O’Neill’s opinion as Appendix B to this proxy statement/prospectus. The opinion outlines the procedures Sandler O’Neill followed, the assumptions Sandler O’Neill made, the matters considered Sandler O’Neill and the qualifications and limitations on the review Sandler O’Neill undertook in rendering its opinion. The description of the opinion set forth below is qualified in its entirety by reference to the opinion. We urge our shareholders to read the entire opinion carefully in connection with their consideration of the proposed merger.

Sandler O’Neill’s opinion speaks only as of the date of its opinion. Sandler O’Neill directed its opinion to our board of directors and only to the fairness from a financial point of view of the merger consideration our shareholders would receive upon the closing of the merger. It does not address our underlying business decision to engage in the merger or any other aspect of the merger and is not a recommendation to our shareholders as to how our shareholders should vote at the special meeting with respect to the merger or any other matter.

In connection with rendering its August 9, 2010 opinion, Sandler O’Neill reviewed and considered, among other things:

(i) the merger agreement;

(ii) certain publicly available financial statements and other historical financial information of CBI that Sandler O’Neill deemed relevant;

(iii) certain publicly available financial statements and other historical financial information of FNB and its subsidiaries that Sandler O’Neill deemed relevant;

(iv) internal financial projections for CBI for the years ending December 31, 2010 through 2011 and an estimated long-term growth rate for the years ending December 31, 2012 through December 2014, in each case as provided by senior management of CBI;

(v) publicly available consensus earnings estimates for FNB for the years ending December 31, 2010 and 2011 and publicly available median long-term growth rate for the years ending December 31, 2012 through 2014;

(vi) the pro forma financial impact of the merger on FNB, based on assumptions relating to merger expenses, purchase accounting adjustments and cost savings as provided by the management of FNB;

(vii) the publicly reported historical price and trading activity for CBI’s and FNB’s common stock, including a comparison of certain financial and stock market information for CBI and FNB and similar publicly available information for certain other companies the securities of which are publicly traded;

(viii) the financial terms of certain recent business combinations in the commercial banking industry in the mid-Atlantic states, to the extent publicly available;

(ix) the current market environment generally and the commercial banking environment in particular; and

(x) such other information, financial studies, analyses and investigations and financial, economic and market criteria as Sandler O’Neill considered relevant. Sandler O’Neill also discussed with certain members of senior management of CBI the business, financial condition, results of operations and prospects for CBI and held similar discussions with certain members of senior management of FNB regarding the business, financial condition, results of operations and prospects of FNB.

In performing its review, Sandler O’Neill relied upon the accuracy and completeness of all of the financial and other information that was available to Sandler O’Neill from public sources, that was provided to Sandler O’Neill by CBI and FNB or their respective representatives or that was otherwise reviewed by Sandler O’Neill and Sandler O’Neill has assumed such accuracy and completeness for purposes of rendering its opinion. Sandler O’Neill has further relied on the assurances of management of CBI and FNB that they are not aware of any facts or circumstances that would make any of such information inaccurate or misleading. Sandler O’Neill has not been asked to and has not undertaken an independent verification of any of such information and Sandler O’Neill does not assume any responsibility or liability for the accuracy or completeness thereof. Sandler O’Neill did not make an independent evaluation or appraisal of the specific assets, the collateral securing assets or the liabilities, contingent or otherwise, of CBI and FNB or any of their subsidiaries, or the collectability of any such assets, nor has Sandler O’Neill been furnished with any such evaluations or appraisals. Sandler O’Neill did not make an independent evaluation of the adequacy of the allowance for loan losses of CBI and FNB nor has Sandler O’Neill reviewed any individual credit files relating to loans made by CBI or FNB. Sandler O’Neill assumed, with CBI’s consent, that the respective allowances for loan losses for CBI and FNB are adequate to cover such losses and will be adequate on a pro forma basis for the combined entity.

With respect to the internal financial projections provided by senior management of CBI and FNB and the estimated earnings and growth rates discussed with senior management that Sandler O’Neill used in its analyses, CBI and FNB’s management confirmed to Sandler O’Neill that the estimated earnings and growth reflected the best currently available estimates and judgments of management of the future financial performance of CBI and FNB and Sandler O’Neill assumed that such performances would be achieved. Sandler O’Neill expresses no opinion as to such financial projections or the assumptions on which they are based. Sandler O’Neill has also assumed that there has been no material change in CBI’s and FNB’s assets, financial condition, results of operations, business or prospects since the date of the most recent financial statements made available to Sandler O’Neill. Sandler O’Neill has assumed in all respects material to Sandler O’Neill’s analysis that CBI and FNB would remain as going concerns for all periods relevant to Sandler O’Neill’s analyses, that all of the representations and warranties contained in the merger agreement and all related agreements are true and correct, that each party to the merger agreement will perform all of the covenants required to be performed by such party under the merger agreement, that the conditions precedent in the agreements are not waived and that the merger will qualify as a tax-free reorganization for federal income tax purposes with respect to the stock portion of the merger consideration. Finally, with CBI’s consent, Sandler O’Neill has relied upon the advice CBI has received from its legal, accounting and tax advisors as to all legal, accounting and tax matters relating to the merger and the other transactions the merger agreement contemplates.

Sandler O’Neill’s opinion is necessarily based on financial, economic, market and other conditions as in effect on, and the information made available to Sandler O’Neill as of, the date of the merger agreement. Events occurring after the date of the merger agreement could materially affect its opinion. Sandler O’Neill has not undertaken to update, revise, reaffirm or withdraw its opinion or otherwise comment upon events occurring after the date of the merger agreement.

Sandler O’Neill’s opinion is directed to the board of directors of CBI in connection with its consideration of the merger and does not constitute a recommendation to any shareholder of CBI as to how such shareholder should vote at any meeting of shareholders called to consider and adopt the merger agreement. Sandler O’Neill’s opinion is directed only to the fairness, from a financial point of view, of the merger consideration receivable upon the merger by the holders of CBI’s common stock and does not address the underlying business decision of CBI to engage in the merger, the relative merits of the merger compared to any other alternative business strategies available to CBI or the effect of any other transaction in which CBI might engage. Sandler O’Neill’s opinion has been approved by Sandler O’Neill’s fairness opinion committee and does not address the amount of compensation to be received in the merger by any CBI officer, director or employee.

Summary of Proposal.  Sandler O’Neill reviewed the financial terms of the proposed merger. Using $10.00 per share in cash and an exchange ratio of 3.4545x, Sandler O’Neill calculated an aggregate merger value of $67.8 million and a per share merger value of $39.36. Based upon financial information as of June 30, 2010 or for the twelve-month period ended June 30, 2010, Sandler O’Neill calculated the following merger ratios:

Merger Ratios

Price/Book Value	126%
Price/Tangible Book Value	127%
Core Deposit Premium(1)	3.0%
1-Day Market Premium	64.1%
1-Month Market Premium	123.5%

(1)	Core deposits exclude jumbo deposits (time deposits greater than $100,000)

The aggregate merger value of approximately $67.8 million is based upon the offer price per share of $10.00 cash and an exchange ratio of 3.4545x and 1,722,923 CBI common shares outstanding and zero options outstanding.

Comparable Company Analysis.  Sandler O’Neill used publicly available information to perform a comparison of selected financial and market trading information for CBI and FNB.

Sandler O’Neill also used publicly available information to compare selected financial and market trading information for CBI and a group of financial institutions Sandler O’Neill selected. The CBI peer group consisted of publicly-traded Pennsylvania banks with assets between $500 million and $800 million:

CBI Comparable Companies

1st Summit Bancorp of Johnstown, Inc.	Kish Bancorp, Inc.
CCFNB Bancorp, Inc.	Mid Penn Bancorp, Inc.
Citizens Financial Services, Inc.	Norwood Financial Corp.
Dimeco, Inc.	Penns Woods Bancorp, Inc.
DNB Financial Corporation	QNB Corp.
ENB Financial Corp.	Somerset Trust Holding Company
Fidelity D & D Bancorp, Inc.

The analysis compared publicly available financial information for CBI and the mean and median financial and market trading data for the CBI peer group as of and for the last twelve months ended June 30, 2010, except for the financial data and market trading data which is as of August 4, 2010. The table below sets forth the data for CBI and the median data for the CBI peer group as of and for the twelve-month period ended June 30, 2010, with pricing data as of August 6, 2010 for the peer group.

CBI Comparable Company Analysis

Comparable Group
CBI	Median Result

Total Assets (in millions)	$642	$615
Return on Average Assets (last 12 months)	(0.82)%	0.86%
Return on Average Equity (last 12 months)	(9.6)%	9.6%
Net Interest Margin (last 12 months)	3.39%	3.48%
Efficiency Ratio (last 12 months)	76.6%	61.8%
Tangible Common Equity/Tangible Assets (6/30/10)	8.3%	8.1%
Total Risk Based Capital Ratio	13.3%	13.9%
Loan Loss Reserve/Gross Loans	3.21%	1.51%
Non-performing Assets/Assets	3.89%	1.19%
Price/Tangible Book Value	78%	101%
Price/Last Twelve Months Earnings per Share	NM	10.9	x
Market Capitalization (in millions)	$41.3	$59.1
Dividend Yield	0.00%	4.02%

Sandler O’Neill also used publicly available information to compare selected financial and market trading information for FNB and a group of financial institutions Sandler O’Neill selected. The FNB peer group consisted of selected New Jersey, Pennsylvania, Delaware, New York, West Virginia and Ohio banks and thrift institutions that are publicly held with assets between $5 billion and $15 billion with NPAs/Assets less than 3.0%:

FNB Comparable Companies

Community Bank System, Inc.	Provident Financial Services, Inc.
First Commonwealth Financial Corporation	Signature Bank
First Financial Bancorp	Susquehanna Bancshares, Inc.
FirstMerit Corporation	United Bankshares, Inc.
National Penn Bancshares, Inc.	Valley National Bancorp
NBT Bancorp Inc.	WesBanco, Inc.

The analysis compared publicly available financial information for FNB and the mean and median financial and market trading data for the FNB peer group as of and for the twelve months ended June 30, 2010, except for the financial data and market trading data which is as of August 6, 2010. The table below sets forth the data for FNB and the median data for the FNB peer group as of and for the twelve-month period ended June 30, 2010, with pricing data as of August 6, 2010 for the peer group.

FNB’s Comparable Company Analysis

			Comparable Group
	FNB		Median Result

Total Assets (in millions)	$8,833		$7,143
Return on Average Assets (last 12 months)	0.56%		0.80%
Return on Average Equity (last 12 months)	4.56%		8.07%
Net Interest Margin (last 12 months)	3.69%		3.67%
Efficiency Ratio (last 12 months)	62.5%		60.3%
Tangible Common Equity/Tangible Assets (6/30/10)	6.0%		7.3%
Total Risk Based Capital Ratio	12.8%		12.0%
Loan Loss Reserve/Gross Loans	1.91%		1.40%
Non-performing Assets/Assets	2.01%		1.32%
Price/Tangible Book Value	197%		162%
Price/2010E EPS(1)	13.9	x	16.2	x
Price/2011E EPS(1)	12.0	x	13.3	x
Market Capitalization (in millions)	$974		$887
Dividend Yield	5.65%		3.27%

(1)	First Call Estimates

Stock Trading History.  Sandler O’Neill reviewed the history of the publicly reported trading prices of CBI’s common stock for the three-year period ended August 6, 2010. Sandler O’Neill also reviewed the history of the reported trading prices of FNB’s common stock for the three-year period ended August 6, 2010. Sandler O’Neill then compared the relationship between the movements in the price of CBI’s common stock against the movements in the prices of the NASDAQ Bank Index, and CBI’s peer group, listed in the “CBI Comparable Companies” above. Sandler O’Neill also compared the relationship between the movements in the prices of FNB’s common stock to movements in the prices of the NASDAQ Bank Index and FNB’s peer group listed in the “FNB Comparable Companies” above.

During the three-year period ended August 6, 2010, CBI’s common stock underperformed all of the various indices to which Sandler O’Neill compared it.

CBI’s Three-Year Stock Performance

	Beginning Index Value	Ending Index Value
	August 6, 2007	August 6, 2010

CBI	100.0%	50.0%
NASDAQ Bank Index	100.0	58.4
Comparable Companies	100.0	81.7

FNB’s Three-Year Stock Performance

	Beginning Index Value	Ending Index Value
	August 6, 2007	August 6, 2010

FNB	100.0%	53.8%
NASDAQ Bank Index	100.0	58.4
Comparable Companies	100.0	86.8

CBI Net Present Value Analysis.  Sandler O’Neill performed an analysis that estimated the present value per common share of CBI through December 31, 2014, assuming that CBI performed in accordance with the financial projections for 2010 provided by management, and with the financial projections for 2011 through 2014 as discussed with management. To approximate the terminal value of CBI’s common stock at

December 31, 2014, Sandler O’Neill applied price to last twelve months earnings multiples ranging from 10.0x to 15.0x and multiples of tangible book value ranging from 80.0% to 130.0%. The dividend income streams and terminal values were then discounted to present values using different discount rates ranging from 13.0% to 17.0% chosen to reflect different assumptions regarding required rates of return of holders of CBI common stock. In addition, Sandler O’Neill calculated the terminal value of CBI’s common stock at December 31, 2014 using the same range of price to last twelve months earnings multiples (10.0x — 15.0x) applied it to a range of discounts and premiums to management’s budget projections. The range applied to the budgeted net income was 25% under budget to 25% over budget, using a discount rate of 15.0% for the tabular analysis. As illustrated in the following tables, this analysis indicated an imputed range of values per share for CBI’s common stock of $23.25 to $39.36 when applying the price/earnings multiples to the matched budget, $19.40 to $44.89 when applying the price/earnings multiples to the -25% / +25% budget range and $19.44 to $35.18 when applying price/tangible book value 80.0% to 130.0% budget range to the matched budget.

Earnings Per Share Multiples of Variable Discount Rates

Discount Rate	10.0x	11.0x	12.0x	13.0x	14.0x	15.0x

13.0%	$27.09	$29.54	$32.00	$34.45	$36.90	$39.36
14.0%	$26.06	$28.42	$30.78	$33.13	$35.49	$37.85
15.0%	$25.08	$27.35	$29.61	$31.88	$34.15	$36.41
16.0%	$24.14	$26.32	$28.50	$30.68	$32.86	$35.04
17.0%	$23.25	$25.34	$27.44	$29.54	$31.64	$33.73

Earnings Per Share Multiples/ Variable Budgets

Budget Variance	10.0x	11.0x	12.0x	13.0x	14.0x	15.0x

(25.0)%	$19.40	$21.10	$22.80	$24.50	$26.20	$27.90
(20.0)%	$20.54	$22.35	$24.16	$25.98	$27.79	$29.60
(15.0)%	$21.67	$23.60	$25.52	$27.45	$29.37	$31.30
(10.0)%	$22.80	$24.84	$26.88	$28.92	$30.96	$33.00
(5.0)%	$23.94	$26.09	$28.24	$30.39	$32.55	$34.70
0.0%	$25.07	$27.34	$29.60	$31.87	$34.13	$36.40
5.0%	$26.20	$28.58	$30.96	$33.34	$35.72	$38.10
10.0%	$27.34	$29.83	$32.32	$34.81	$37.30	$39.80
15.0%	$28.47	$31.07	$33.68	$36.28	$38.89	$41.50
20.0%	$29.60	$32.32	$35.04	$37.76	$40.48	$43.20
25.0%	$30.73	$33.57	$36.40	$39.23	$42.06	$44.89

Tangible Book Value / Variable Discount Rates

Discount Rate	80%	90%	100%	110%	120%	130%

13.0%	$22.63	$25.14	$27.65	$30.16	$32.67	$35.18
14.0%	$21.78	$24.19	$26.60	$29.01	$31.42	$33.83
15.0%	$20.96	$23.28	$25.60	$27.92	$30.23	$32.55
16.0%	$20.18	$22.41	$24.64	$26.87	$29.10	$31.33
17.0%	$19.44	$21.58	$23.73	$25.87	$28.02	$30.16

In connection with its analyses, Sandler O’Neill considered and discussed with CBI’s board how the present value analyses would be affected by changes in the underlying assumptions, including variations with respect to net income. Sandler O’Neill noted that the discounted dividend stream and terminal value analysis is a widely used valuation methodology, but the results of such methodology are highly dependent upon the numerous assumptions that must be made, and the results thereof are not necessarily indicative of actual values or future results.

FNB Net Present Value Analysis.  Sandler O’Neill also performed an analysis that estimated the present value per common share of FNB through December 31, 2014, assuming that FNB performed in accordance with the consensus of the analysts’ financial projections for 2010 through 2012 and a projected long-term growth rate of 5.50%. To approximate the terminal value of FNB common stock at December 31, 2014, Sandler O’Neill applied price to last twelve months earnings multiples of 10.0x to 15.0x and multiples of tangible book value ranging from 140.0% to 240.0%. The dividend income streams and terminal values were then discounted to present values using different discount rates ranging from 9.0% to 15.0% chosen to reflect different assumptions regarding required rates of return of holders of FNB common stock. In addition, the terminal value of FNB’s common stock at December 31, 2014 was calculated using the same range of price to last twelve months earnings multiples (10.0x — 15.0x) applied to a range of discounts and premiums to management’s budget projections. The range applied to the budgeted net income was 25% under budget to 25% over budget, using a discount rate of 12.50% for the tabular analysis. As illustrated in the following tables, this analysis indicated an imputed range of values per share for FNB’s common stock of:

•	$6.90 to $11.85 when applying the price/earnings multiples to the matched budget;

•	$6.11 to $12.53 when applying the price/earnings multiples to the -25% / +25% budget range; and

•	$6.20 to $11.72 when applying price/tangible book value 140.0% to 240.0% budget range to the matched budget.

Earnings Per Share Multiples / Variable Discount Rates

Discount Rate	10.0x	11.0x	12.0x	13.0x	14.0x	15.0x

9.0%	$8.56	$9.22	$9.88	$10.53	$11.19	$11.85
10.0%	$8.25	$8.88	$9.51	$10.14	$10.77	$11.41
11.0%	$7.96	$8.56	$9.17	$9.77	$10.38	$10.98
12.0%	$7.67	$8.26	$8.84	$9.42	$10.00	$10.58
13.0%	$7.41	$7.96	$8.52	$9.08	$9.64	$10.20
14.0%	$7.15	$7.69	$8.22	$8.76	$9.30	$9.83
15.0%	$6.90	$7.42	$7.94	$8.45	$8.97	$9.49

Earnings Per Share Multiples/ Variable Budgets

Budget Variance	10.0x	11.0x	12.0x	13.0x	14.0x	15.0x

(25.0)%	$6.11	$6.54	$6.97	$7.40	$7.82	$8.25
(20.0)%	$6.40	$6.85	$7.31	$7.77	$8.22	$8.68
(15.0)%	$6.68	$7.17	$7.65	$8.14	$8.62	$9.11
(10.0)%	$6.97	$7.48	$7.99	$8.51	$9.02	$9.53
(5.0)%	$7.25	$7.80	$8.34	$8.88	$9.42	$9.96
0.0%	$7.54	$8.11	$8.68	$9.25	$9.82	$10.39
5.0%	$7.82	$8.42	$9.02	$9.62	$10.22	$10.82
10.0%	$8.11	$8.74	$9.36	$9.99	$10.62	$11.24
15.0%	$8.39	$9.05	$9.71	$10.36	$11.02	$11.67
20.0%	$8.68	$9.36	$10.05	$10.73	$11.42	$12.10
25.0%	$8.96	$9.68	$10.39	$11.10	$11.81	$12.53

Tangible Book Value / Variable Discount Rates

Discount Rate	140%	160%	180%	200%	220%	240%

9.0%	$7.67	$8.48	$9.29	$10.10	$10.91	$11.72
10.0%	$7.39	$8.17	$8.95	$9.73	$10.51	$11.28
11.0%	$7.13	$7.88	$8.63	$9.37	$10.12	$10.87
12.0%	$6.88	$7.60	$8.32	$9.04	$9.75	$10.47
13.0%	$6.64	$7.33	$8.02	$8.71	$9.40	$10.09
14.0%	$6.42	$7.08	$7.74	$8.41	$9.07	$9.73
15.0%	$6.20	$6.84	$7.48	$8.11	$8.75	$9.39

Analysis of Selected Mergers.  Sandler O’Neill reviewed two separate sets of mergers. One set included mid-Atlantic bank acquisitions with deal values greater than $15 million announced since January 1, 2009. The other set of mergers included nationwide bank acquisitions with deal values greater than $15 million announced since January 1, 2009 with Target Non Performing Assets / Total Assets greater than 3.0%. Sandler O’Neill reviewed the following multiples: merger price at announcement to last twelve months’ earnings per share, merger price to stated book value, merger price to stated tangible book value, merger price to core deposit premium, merger price to seller price one day before announcement and merger price to seller price one month before announcement. As illustrated in the following table, Sandler O’Neill compared the proposed merger multiples to the median multiples of comparable mergers, excluding any FDIC-financed transactions.

Comparable Merger Multiples

		Mid-Atlantic		Nationwide Bank
		Commercial Bank		Mergers with
		Mergers since		Target NPA /
	FNB / CCBP	2009		Assets > 3%

Merger Price/LTM EPS	NM	8.4	x	NM
Merger Price/Book Value	126%	80%		83%
Merger Price/Tangible Book Value	127%	105%		105%
Tangible Book Premium/Core Deposits	3.6%	2.7%		2.3%
1-Day Market Premium	64.1%	39.1%		3.7%
1- Month Market Premium	123.5%	38.0%		38.0%

Pro Forma Merger Analysis.  Sandler O’Neill analyzed certain potential pro forma effects of the merger, assuming the following: (1) the merger closes on December 31, 2010; (2) the deal value per share is equal to $39.36 per CBI share, given the 3.4545x fixed exchange ratio and $10.00 cash per share; (3) 26% cost savings of CBI’s projected operating expenses which is 80% phased in during 2011 and fully phased in by 2012; (4) approximately $6.5 million in pre-tax merger costs and expenses; (5) a core deposit intangible of 2.0% based on all non-CD deposits (10 year, sum-of-year’s amortization method) (6) a 3.50% opportunity cost of cash; (7) CBI’s performance was calculated in accordance with management’s budget and guidance and (8) FNB’s performance was calculated in accordance with street estimates for the years ending December 31, 2010 through December 31, 2012, and a long-term growth rate of 5.5% was applied thereafter. The analyses indicated that for the year ending December 31, 2011, the merger would be accretive to FNB projected earnings per share and, at December 31, 2010, the merger would be accretive to FNB’s tangible book value per share. The actual results achieved by the combined company may vary from projected results and the variations may be material.

Miscellaneous.  Sandler O’Neill acted as CBI’s financial advisor in connection with the merger and Sandler O’Neill will receive a fee for its services, a substantial portion of which is contingent upon consummation of the merger. Sandler O’Neill will also receive a fee for rendering its opinion. CBI has also agreed to indemnify Sandler O’Neill against certain liabilities arising out of Sandler O’Neill’s engagement. In the ordinary course of its business as a broker-dealer, Sandler O’Neill may purchase securities from and sell securities to CBI and FNB and their respective affiliates. In addition, Sandler O’Neill has performed investment banking services for us in the past and has received compensation for these services.

Structure of the Merger and the Merger Consideration

Structure.  Subject to the terms and conditions of the merger agreement, and in accordance with the PBCL and the FBCA, at the completion of the merger we will merge with and into FNB. FNB will be the surviving corporation and will continue its corporate existence under the laws of the State of Florida. Immediately thereafter, CBI Bank will merge with and into FNB Bank. Each share of our common stock issued and outstanding at the effective time of the merger will become the right to receive 3.4545 shares of FNB common stock and $10.00 in cash plus cash for any fractional interest in FNB shares.

When FNB and we complete the merger, our separate corporate existence will terminate. As a shareholder of FNB, your shareholder rights will be governed by the FBCA, FNB’s articles of incorporation will be the articles of incorporation of the combined company and FNB’s bylaws will be the bylaws of the combined company. See “Comparison of Shareholder Rights” beginning on page 62.

The board of directors of FNB Bank will continue as the board of directors of the combined bank.

Based on information as of the record date, upon completion of the merger, current holders of FNB common stock will own approximately 95.1% of, and holders of our common stock will own approximately 4.9% of, the outstanding FNB common stock.

Merger Consideration.  The merger agreement provides that at the effective time of the merger each share of our common stock issued and outstanding immediately prior to the effective time, other than shares held by FNB, will become the right to receive 3.4545 shares of FNB common stock and $10.00 in cash.

We can provide no assurance that the value of 3.4545 shares of FNB common stock you will be entitled to receive upon the merger will be substantially equivalent to the value of 3.4545 shares of FNB common stock at the time of our shareholder vote to adopt the merger agreement. As the market value of FNB common stock fluctuates, the value of the 3.4545 shares of FNB common stock that you will receive as part of the merger consideration upon the merger will fluctuate correspondingly.

If, between the date of the merger agreement and the effective time of the merger, shares of FNB common stock change into a different number or class of shares by reason of any reorganization, recapitalization, reclassification, stock dividend, stock split, reverse stock split or other similar change in FNB’s capitalization, other than a business combination transaction with another bank holding company or financial services company, then FNB will make proportionate adjustments to the stock portion of the per share merger consideration.

Fractional Shares.  FNB will not issue any fractional shares of its common stock to our shareholders upon completion of the merger. For each fractional share that our shareholders would otherwise have the right to receive, FNB will pay cash in an amount, rounded to the nearest cent, equal to the product of the fractional share interest held by that shareholder multiplied by the average closing price of FNB common stock for the 20 consecutive trading-day period ending on and including the fifth trading day prior to the effective date of the merger. FNB will not pay any interest on cash payable in lieu of fractional shares of FNB common stock, nor will any holder of fractional shares of FNB have the right to receive dividends or other rights in respect of such fractional shares.

Treasury Shares.  Upon consummation of the merger, we will cancel any shares of our common stock that we or any of our subsidiaries or FNB or any of its subsidiaries hold, other than in a fiduciary capacity or as a result of debts previously contracted in good faith. FNB will not provide any merger consideration with respect to those cancelled shares.

Procedures for the Exchange of Our Common Stock for the Merger Consideration

Exchange Fund.  Within four business days following the effective time of the merger, FNB will deposit with the exchange agent the merger consideration, consisting of approximately 5,952,000 shares of FNB common stock to be exchanged for shares of our common stock and $17,229,230 in cash.

Exchange Procedures.  After the effective time of the merger, each holder of a CBI stock certificate, other than certificates representing treasury shares, who has surrendered such certificate or who has provided customary affidavits and indemnification regarding the loss or destruction of such certificate, together with duly executed transmittal materials, to the Exchange Agent, will be entitled to receive, for each share of our common stock, 3.4545 shares of FNB common stock and $10.00 in cash and cash in lieu of any fractional shares of FNB common stock to which such holder is otherwise entitled.

If your CBI stock certificate has been lost, stolen or destroyed, you may receive the merger consideration if you make an affidavit of that fact. FNB may require that you post a bond in a reasonable amount as an indemnity against any claim that may be made against FNB with respect to your lost, stolen or destroyed CBI stock certificate.

Until you exchange your CBI stock certificates, you will not receive any dividends or distributions in respect of any shares of FNB common stock you are entitled to receive upon the merger. Once you exchange your CBI stock certificates for FNB shares of common stock, FNB will pay you any dividends or distributions with a record date after the effective time of the merger and payable with respect to your shares of FNB common stock.

After FNB and we complete the merger, FNB will not allow transfers of our common stock issued and outstanding immediately prior to the completion of the merger, except as required to settle trades executed prior to the completion of the merger. If a person presents certificates representing shares of our common stock for transfer after the completion of the merger, FNB will cancel the certificates and exchange them for the merger consideration into which the shares represented by such certificates have been converted.

The Exchange Agent will deliver the merger consideration to a person other than the person in whose name a surrendered CBI stock certificate is registered only if the surrendered CBI stock certificate is properly endorsed and otherwise in proper form for transfer and the person requesting such exchange either affixes any requisite stock transfer tax stamps to the surrendered certificate, provides funds for their purchase or establishes to the satisfaction of the Exchange Agent that such transfer taxes are not payable.

You may exchange your CBI stock certificates for cash and shares of FNB common stock with the Exchange Agent for up to 12 months after the completion of the merger. At the end of that period, the Exchange Agent will return any FNB shares and cash to FNB. Any holders of our stock certificates who have not exchanged their certificates for the merger consideration before that date will then be entitled to look only to FNB to seek payment of the merger consideration.

FNB or the Exchange Agent may be entitled to deduct and withhold from any amounts payable to any holder of shares of our common stock such backup withholding as is required under the Code, or any state, local or foreign tax law or regulation. Any amounts that FNB or the Exchange Agent withhold will be treated as having been paid to such holder of our common stock.

Neither we nor FNB will be liable to any former holder of our common stock for any merger consideration that is paid to a public official pursuant to any applicable abandoned property, escheat or similar laws.

Resales of FNB Common Stock

The FNB common stock issued in connection with the merger will be freely transferable, except that any shares issued to any shareholder who may be deemed to be an affiliate of FNB will be subject to restrictions on the resale of such FNB common stock under Rule 144 adopted by the SEC.

Persons who are affiliates of FNB after the effective time of the merger may publicly resell the shares of FNB common stock they receive in the merger subject to certain limitations as to, among other things, the amount of FNB common stock they may sell in any three-month period and the manner of sale, and subject to certain filing requirements specified in Rule 144 and in a manner consistent with FNB’s insider trading policy.

The ability of affiliates of FNB to resell shares of FNB common stock they receive in the merger under Rule 144 as summarized above generally will be subject to FNB having timely filed the periodic reports it must file under the Exchange Act for specified periods prior to the time of sale. Affiliates of FNB would also be permitted to resell FNB common stock they received in the merger pursuant to an effective registration statement under the Securities Act or another available exemption from the registration requirements of the Securities Act. Neither the registration statement of which this proxy statement/prospectus is a part nor this proxy statement/prospectus cover any resales of FNB common stock by any persons who may be deemed to be an affiliate of FNB upon the merger. FNB may place restrictive legends on the FNB common stock certificates issued to persons whom it deems affiliates of FNB under the Securities Act.

Interests of FNB’s Directors and Executive Officers in the Merger

None of FNB’s executive officers or directors has any direct or indirect interest in the merger, except insofar as their ownership of insignificant amounts of our common stock might be deemed such an interest.

Interests of Our Directors and Executive Officers in the Merger

In considering the recommendations of our board of directors that you vote to adopt the merger agreement and to approve the adjournment proposal, you should be aware that some of our executive officers and directors have interests in the merger that are different from, or in addition to, your and their interests as our shareholders. Our board of directors knew of these interests and took them into account in its decision to approve the merger agreement.

These interests relate to or arise from, among other things:

•	FNB’s continued indemnification of our current and former directors and executive officers under the merger agreement for six years after the merger, and providing these individuals with directors’ and officers’ insurance for six years after the merger; and

•	the potential change of control payments pursuant to employment agreements with CBI Bank; and

•	the continuation of certain benefits for our executive officers and directors.

Indemnification and Directors’ and Officers’ Insurance.  FNB has agreed in the merger agreement that for six years following the effective time of the merger, FNB will indemnify and hold harmless each of our present and former directors, officers and employees and the present and former directors, officers and employees of our subsidiaries against any costs or expenses, including reasonable attorneys’ fees, judgments, fines, losses, claims, damages or liabilities incurred in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, arising out of matters existing or occurring at or prior to the effective time of the merger, including the transactions the merger agreement contemplates, whether asserted or claimed prior to, at or after the effective time of the merger, to the fullest extent that the person is entitled to be indemnified pursuant to (i) our articles of incorporation and by-laws and (ii) any agreement, arrangement or understanding we disclosed to FNB, in each case as in effect on the date of the merger agreement.

FNB has agreed that for a period of six years after the effective time of the merger, it will have the obligation to assure that the persons serving as our directors and officers immediately prior to the effective time of the merger will have coverage by the directors’ and officers’ liability insurance policy we currently maintain. The merger agreement permits FNB to provide a substitute insurance policy of at least the same coverage and amounts that contains terms and conditions that are not materially less advantageous than the insurance policy we presently maintain. In no case, however, will FNB have the obligation to expend in any one year an amount in excess of 150% of the annual premium we currently pay for such insurance. If FNB is unable to maintain or obtain such insurance for that amount, then FNB will use its commercially reasonable efforts to obtain the most advantageous coverage as is available for that amount.

Employment Agreements.  We have employment agreements with William F. Farber, Sr., Scott A. Seasock, William R. Boyle, Stephanie A. Westington and Michael A. Narcavage that entitle each of them to certain compensation and benefits in the event that FNB Bank were to terminate their employment following the merger between FNB Bank and CBI Bank unless FNB Bank terminates them for “cause,” as defined in the employment agreements. Each such officer, other than Mr. Seasock, has executed a supplemental employment agreement that conditions the receipt of such benefits on such officer remaining with the combined company until it has completed the conversion of our systems to FNB’s systems. FNB has scheduled the conversion for President’s Day weekend in February 2011. Mr. Farber, Mr. Seasock, Mr. Boyle, Ms. Westington and Mr. Narcavage are entitled to receive approximately $860,080, $560,598, $321,531, $102,500 and $98,730 respectively, in compensation and benefits pursuant to these agreements on the effective date of the merger, provided they satisfy certain conditions set forth in the employment agreements.

Regulatory Approvals Required for the Merger and the Bank Merger

Completion of the merger and the merger of FNB Bank and CBI Bank are each subject to several federal and state bank regulatory agency filings and approvals. FNB cannot complete the merger and the bank merger unless and until FNB and FNB Bank receive all necessary prior approvals, waivers or exemptions from the applicable bank regulatory authorities.

Neither FNB nor we can predict whether or when FNB and we will obtain the required regulatory approvals, waivers or exemptions necessary for the merger of FNB with us and the merger of FNB Bank with CBI Bank. As of the date of this proxy statement/prospectus, FNB and we have filed all applications and requests for waivers or exemptions with the Department, the OCC and the Federal Reserve Board.

Federal Reserve Board.  Because FNB is a financial holding company and we are a bank holding company registered under the Bank Holding Company Act of 1956, or the BHCA, the merger is subject to prior approval from the Federal Reserve Board under the BHCA. On October 20, 2010, FNB submitted an application to the Federal Reserve Board for approval of the merger.

The Federal Reserve Board may not approve any merger under the applicable statutes that:

•	would result in a monopoly;

•	would be in furtherance of any combination or conspiracy to monopolize or to attempt to monopolize the business of banking in any part of the United States; or

•	may have the effect in any section of the United States of substantially lessening competition, tending to create a monopoly or resulting in a restraint of trade, unless the Federal Reserve Board finds that the anti-competitive effects of the transactions are clearly outweighed by the public interest and the probable effect of the merger in meeting the convenience and needs of the communities to be served.

In addition, in reviewing a merger under applicable statutes, the Federal Reserve Board will consider the financial and managerial resources of the companies and any subsidiary banks, and the convenience and needs of the communities to be served as well as the record of the companies in combating money laundering. Among other things, the Federal Reserve Board will evaluate the capital adequacy of the combined company after completion of the merger. In connection with its review, the Federal Reserve Board will provide an opportunity for public comment on the application for the merger, and is authorized to hold a public meeting or other proceedings if it determines that would be appropriate.

OCC.  The merger of CBI Bank with and into FNB Bank is subject to the prior approval of the OCC under the Bank Merger Act. On October 20, 2010, FNB and FNB Bank filed their application for approval of the bank merger with the OCC. In reviewing applications under the Bank Merger Act, the OCC must consider, among other factors, the financial and managerial resources and future prospects of the existing and proposed institutions, the convenience and needs of the communities to be served and the effectiveness of both institutions in combating money laundering. In addition, the OCC may not approve a merger:

•	that will result in a monopoly or be in furtherance of any combination or conspiracy to monopolize or attempt to monopolize the business of banking in any part of the United States;

•	if the effect of the merger in any section of the country may be substantially to lessen competition or tend to create a monopoly; or

•	if the merger would in any other manner be a restraint of trade,

unless the OCC finds that the anticompetitive effects of the merger are clearly outweighed by the public interest and the probable effect of the merger in meeting the convenience and needs of the communities to be served.

Under the CRA, the OCC, in the case of FNB Bank, and the Federal Reserve Bank of Philadelphia, in the case of CBI Bank, must also take into account the record of performance of CBI Bank and FNB Bank in meeting the credit needs of their markets, including low and moderate income neighborhoods served by each institution. As part of the merger review process, the federal supervisory agencies frequently receive comments and protests from community groups and others. CBI Bank received an “outstanding” rating and FNB Bank received a “Satisfactory” rating, respectively, in their most recent CRA evaluations.

The OCC is also authorized to, but generally does not, hold a public hearing or meeting in connection with an application under the Bank Merger Act. A decision by the OCC that such a hearing or meeting would be appropriate regarding any application could prolong the period during which the application is subject to review.

Mergers approved by the OCC under the Bank Merger Act, with certain exceptions, may not be consummated until 30 days after such approval, during which time the U.S. Department of Justice may challenge such merger on antitrust grounds and may require the divestiture of certain assets and liabilities. With approval of the OCC and the Department of Justice, the waiting period may be, and customarily is, reduced to no less than 15 days. There can be no assurance that the Department of Justice will not challenge the merger or, if such a challenge is made, as to the result of such challenge.

Pennsylvania Department of Banking.  The prior written approval of the Department is not required for the proposed merger of CBI Bank, which is a Pennsylvania state-chartered banking institution, with and into FNB Bank, which is a national association, because the resulting institution will be a national association. CBI Bank is required to provide certain notice and documents to the Department regarding the proposed merger. Pursuant to the Pennsylvania Banking Code, CBI Bank must:

•	notify the Department of the proposed merger;

•	provide such evidence of adoption of plan of merger as the Department may request;

•	notify the Department of any abandonment or disapproval of the plan of merger; and

•	file with the Department and with the Pennsylvania Department of State a certificate of approval of the merger by the OCC.

Other Regulatory Approvals.  Neither we nor FNB are aware of any other regulatory approvals that either of us require for completion of the merger other than approvals we describe above. Should FNB or we require any other approvals, we and FNB presently contemplate both of us would seek to obtain such approvals. There can be no assurance, however, that FNB and we can obtain any other approvals, if required.

There can be no assurance that the regulatory authorities described above will approve the merger or the bank merger, and if such mergers are approved, there can be no assurance as to the date FNB and we will receive such approvals. The mergers cannot proceed in the absence of the receipt of all requisite regulatory approvals. See “The Merger Agreement — Conditions to Completion of the Merger” and “The Merger Agreement — Amendment, Waiver and Termination of the Merger Agreement.”

The approval of any application merely implies the satisfaction of regulatory criteria for approval. Any such approval does not include review of the merger from the standpoint of the adequacy of the merger consideration our shareholders will receive upon the merger. Further, regulatory approvals do not constitute an endorsement or recommendation of the merger.

Public Trading Markets

FNB common stock is listed on the NYSE under the symbol “FNB.” Our common stock is traded on NASDAQ under the symbol “CCBP.” Upon completion of the merger, our common stock will cease to be quoted on NASDAQ, and FNB as the surviving company in the merger will deregister it under the Exchange Act. FNB will list the FNB common stock issuable pursuant to the merger agreement on the NYSE upon official notice of issuance.

The shares of FNB common stock FNB will issue in connection with the merger will be freely transferable under the Securities Act, except for shares issued to any of our shareholders that may be deemed to be an affiliate of FNB at or after the effective time of the merger, as discussed in “— Resales of FNB Common Stock ” beginning on page 43.

As reported on the NYSE, the closing price per share of FNB common stock on August 6, 2010 was $8.50. As reported by NASDAQ, the closing price per share of our common stock on NASDAQ on August 6, 2010 was $23.99. Based on the FNB closing price per share on the NYSE and the exchange ratio, the pro forma equivalent per share value of our common stock was $39.36 as of that date. On October 19, 2010, the last practicable day before we printed and mailed this proxy statement/prospectus, the closing price per share of FNB common stock on the NYSE was $9.07, and the closing price per share of our common stock on NASDAQ was $41.42, resulting in a pro forma equivalent per share value of our common stock of $41.33 as of that date.

Dividends

The Federal Reserve Board has prohibited us directly from paying any dividends to the holders of our common stock since March 2010. Shareholders currently owning our common stock would receive upon the merger an anticipated dividend at an annual rate of $1.66 in respect of each CBI share held based on the 3.4545 to 1 exchange ratio in the merger.

FNB shareholders have the right to receive cash dividends when and if declared by the FNB board of directors out of funds legally available for dividends. The FNB board of directors considers the payment of dividends quarterly, taking into account FNB’s financial condition and its current and projected net income, FNB’s future prospects, economic conditions, industry practices and other factors, including applicable banking laws and regulations.

The primary source of FNB’s funds for cash dividends to its shareholders is dividends it receives from its subsidiaries, including FNB Bank. FNB Bank is subject to various regulatory policies and requirements relating to the payment of dividends to FNB, including requirements to maintain capital above regulatory minimums. The appropriate federal bank regulatory authority has the authority to determine, under certain circumstances relating to the financial condition of a bank or bank holding company, that the payment of dividends would be an unsafe or unsound practice and to prohibit payment of any dividends. In addition, the various minimum capital requirements the federal banking regulatory authorities adopt and the capital and non-capital standards FDICIA establishes, as well as recent federal legislation, including the Dodd-Frank Act, could under certain circumstances adversely affect the ability of FNB to pay dividends to its shareholders as well as the ability of FNB Bank to pay dividends to FNB.

Recommendation of Our Board of Directors

Our board of directors unanimously recommends that you vote FOR adoption of the merger agreement.

THE MERGER AGREEMENT

The following section describes certain aspects of the merger, including the material provisions of the merger agreement. The following description of the merger agreement is subject to, and qualified in its entirety by reference to, the merger agreement, which we include as Appendix A to this proxy statement/prospectus and incorporate by reference in this proxy statement/prospectus. We urge you to read the merger agreement carefully and in its entirety.

Terms of the Merger

The merger agreement provides for our merger with and into FNB. FNB will be the surviving corporation in the merger and will continue its corporate existence as a Florida corporation, and our separate corporate existence will cease. Each share of our common stock issued and outstanding immediately prior to the completion of the merger, except for shares of our common stock that FNB holds and shares that we hold as treasury shares, will become, by operation of law, the right to receive 3.4545 shares of FNB common stock and $10.00 in cash.

Immediately after the completion of the merger, CBI Bank will merge into FNB Bank, which will continue as a national bank.

Closing and Effective Time of the Merger

FNB and we will complete the merger only if FNB and we satisfy all of the following conditions:

•	our shareholders adopt the merger agreement by the necessary vote;

•	FNB and we obtain all governmental and regulatory consents and approvals we have the obligation to obtain; and

•	FNB and we either satisfy or waive all other conditions to the merger set forth in this proxy statement/prospectus and the merger agreement.

The merger will become effective when FNB files articles of merger with the Secretary of State of the State of Florida and we file articles of merger with the Secretary of State of the Commonwealth of Pennsylvania. In the merger agreement, FNB and we have agreed to cause the completion of the merger to occur no later than the fifth business day following the satisfaction or waiver of the last of the conditions precedent the merger agreement requires or on another mutually agreed date. We currently anticipate that the effective time of the merger will occur in December 2010, but neither FNB nor we can guarantee when or if FNB and we will have the legal ability to complete the merger. FNB’s articles of incorporation and FNB’s bylaws, in each case as in effect immediately prior to the effective time of the merger, will be FNB’s articles of incorporation and FNB’s bylaws upon completion of the merger.

Representations, Warranties, Covenants and Agreements

The merger agreement contains generally reciprocal and customary representations and warranties of FNB and us relating to our respective businesses. Neither FNB nor we may deem any representation or warranty as untrue or incorrect as a consequence of the existence or absence of any fact, event or circumstance unless that fact, event or circumstance has had or is reasonably likely to have a material adverse effect on the party making the representation or warranty, disregarding any materiality or material adverse effect qualifications in any of the representations or warranties in the merger agreement. The representations and warranties in the merger agreement will not survive the closing date of the merger.

In the merger agreement, FNB and we have made representations and warranties to each other regarding, among other things:

•	corporate matters, including due organization, qualification and authority of both FNB and us and each of our respective subsidiaries;

•	capitalization;

•	authority relative to the execution and delivery of the merger agreement and the absence of conflicts with, or violations of, such party’s organizational documents or other obligations as a result of the merger;

•	required governmental filings and consents for approval of the merger and the absence of any defaults;

•	the timely filing of reports with the applicable governmental entities, and the absence of investigations by or disputes with regulatory agencies;

•	financial statements and filings with the SEC;

•	investment bankers’ fees payable in connection with the merger;

•	the absence of certain material changes or events;

•	legal proceedings;

•	tax matters;

•	employee benefit plans;

•	compliance with applicable laws;

•	material contracts and the absence of defaults under such contracts;

•	the absence of agreements with regulatory agencies;

•	undisclosed liabilities;

•	environmental liabilities;

•	reorganization;

•	loans, delinquent loans and nonperforming and classified loans and investments as well as our other assets;

•	fiduciary accounts; and

•	allowances for loan losses.

In addition, we have made representations and warranties regarding:

•	the receipt of an opinion from our financial advisor;

•	real property;

•	insurance;

•	the inapplicability of state anti-takeover laws;

•	intellectual property; and

•	investment securities.

In addition, FNB has made representations and warranties regarding its filings with the SEC.

FNB and we have agreed to certain customary covenants that place restrictions on FNB and us and our respective subsidiaries until the effective time of the merger. In general, FNB and we have agreed to:

•	conduct FNB’s and our respective businesses and that of our respective subsidiaries in the ordinary course of business in all material respects;

•	use our commercially reasonable efforts to maintain and preserve intact our respective business organizations, employees and advantageous business relationships; and

•	take no action that either of us would reasonably expect to prevent or materially impede or delay the obtaining of, or materially adversely affect either of us to obtain expeditiously, any approvals of any regulatory agency, governmental entity or any other person or entity to consummate the transactions the merger agreement contemplates.

We have further agreed in the merger agreement that, until the completion of the merger, except with FNB’s prior written consent, or as the merger agreement otherwise permits, we will not, among other things, undertake any of the following actions:

•	declare, set aside or pay any dividends or make any other distributions on any shares of our capital stock;

•	split, combine or reclassify any class or series of our capital stock, or issue, or authorize the issuance of, any other securities in respect of, in lieu of, or in substitution for, shares of our capital stock;

•	purchase, redeem or otherwise acquire any shares of our capital stock or any securities of our subsidiaries, or any rights, warrants or options to acquire such shares or other securities;

•	grant any stock options, restricted stock units or other equity-based awards with respect to shares of our common stock or grant any individual, corporation or other entity any right to acquire shares of our common stock or issue any additional shares of our common stock or any other securities;

•	amend our articles of incorporation or bylaws;

•	acquire, or agree to acquire, by merging or consolidating with, or by purchasing any assets or equity securities of, any business or other person or entity or otherwise acquire or agree to acquire any assets, except inventory or other similar assets in the ordinary course of our business consistent with past practice or open, acquire, sell or close any of our bank branch locations;

•	sell, lease, license, mortgage or otherwise encumber any of our properties or assets other than securitizations and other mortgages in the ordinary course of business consistent with past practice;

•	except for borrowings having a maturity of not more than 30 days under existing credit facilities, or renewals or extensions of such credit facilities that do not increase the aggregate available borrowing amount and that do not provide for termination fees or penalties or prohibit pre-payment or provide for pre-payment penalties or contain financial terms less advantageous to us than existing credit facilities that we incur in the ordinary course of our business consistent with past practice or for borrowings under outstanding credit facilities, incur any indebtedness for borrowed money, issue any debt securities or assume, guarantee, endorse or otherwise become responsible for the obligation of any person, or, other than in the ordinary course of our business consistent with past practice, make any investment in any person other than our subsidiaries;

•	change in any material respect our accounting methods, principles or practices in effect as of the date of the merger agreement, except changes in generally accepted accounting principles or regulatory accounting principles require;

•	change in any material respect our underwriting, operating, investment, risk management or other similar policies, except by applicable law or regulatory policies require;

•	make, change or revoke any material tax election, file any material amended tax return, enter into any closing agreement with respect to a material amount of taxes, settle any material tax claim or surrender any right to a refund of a material amount of taxes;

•	other than in the ordinary course of our business consistent with past practice, terminate or waive any material provision of any material contract or enter into or renew any agreement that imposes restrictions on our business;

•	incur any capital expenditure in excess of $50,000 individually or $100,000 in the aggregate;

•	except as required by agreements in effect on the date of the merger agreement, alter in any material respect any material interest in any business entity in which we had any ownership interest on the date of the merger agreement, other than by foreclosure or debt restructuring in the ordinary course of our business;

•	agree or consent to any material agreement or material modifications of an existing agreement between us and any regulatory authority or governmental entity;

•	pay, discharge or settle any action, proceeding, order or investigation to which we are a party other than a monetary settlement that involves the payment of not more than $50,000 individually or $100,000 in the aggregate and that does not create a precedent for other pending or potential claims or litigation proceedings;

•	issue any broadly distributed communication of a general nature to our employees or customers without the prior approval of FNB, except for communications in the ordinary course of our business that do not relate to the merger or the transactions the merger agreement contemplates;

•	take any action or knowingly fail to take any action that we reasonably expect could prevent the merger from qualifying as a reorganization for U.S. federal income tax purposes;

•	take any action that would materially impede or delay the ability of FNB and us to obtain any regulatory approvals either of us requires so that FNB and we can consummate the transactions the merger agreement contemplates;

•	take any action that is intended to or is reasonably likely to result in:

•	any of our representations or warranties in the merger agreement being or becoming untrue in any material respect;

•	any of the conditions precedent to FNB’s obligations under the merger agreement not being satisfied; or

•	a violation of any provision of the merger agreement;

•	make, renew or otherwise modify any loan, loan commitment or other extension of credit to any person or entity if the loan is classified substandard, doubtful or loss on our books or, if the loan is classified special mention and is in an amount in excess of $150,000, without FNB’s approval, or make, renew or modify any of the following loans if FNB shall object to such loan within three business days after receiving notice from us that we propose to make such a loan:

•	an unsecured loan to any person if immediately after making such loan the person would be indebted to CBI Bank in an aggregate amount in excess of $200,000 on an unsecured or undersecured basis;

•	a secured loan to any person if immediately after making such loan the person would be indebted to CBI Bank in an aggregate amount in excess of $1,500,000 except for a loan that a first mortgage on single-family owner-occupied real estate secures;

•	a loan secured by an owner-occupied 1-4 single-family residence with a principal balance in excess of $500,000; or

•	any loan that does not conform with CBI Bank’s credit policy manual;

•	enter into, amend or renew any employment, consulting, severance or similar agreements with any of our directors, officers or employees or grant any wage or salary increase or increase any employee benefits, including discretionary or other incentive or bonus payments, except in accordance with the terms of our benefit plans, except for:

•	changes applicable law requires;

•	payments we disclosed to FNB in a disclosure schedule to the merger agreement;

•	retention bonuses to such persons and in such amounts as FNB and we mutually agree; and

•	severance payments pursuant to employment agreements we disclosed to FNB in a disclosure schedule to the merger agreement;

•	hire or promote any employee, except to satisfy existing contractual obligations, to fill vacancies on the date of the merger agreement that we disclosed to FNB in a disclosure schedule to the merger agreement or to fill vacancies arising after the date of the merger agreement at a comparable level of compensation with employees whose employment is terminable at will, provided that the total annual compensation for any one such employee shall not exceed $40,000; or

•	acquire any new loan participation or loan servicing rights;

•	originate, participate or purchase any new loan or other credit facility commitment outside of our Northeastern Pennsylvania market area;

•	engage in any new loan transaction with any of our officers or directors or any other related party;

•	purchase any equity securities or purchase any debt securities other than debt securities with a quality rating of “AAA” by either Standard & Poor’s Rating Services or Moody’s Investor Services for corporate bonds; or

•	agree to take, make any commitment to take or adopt any resolutions of our board of directors in support of any of the foregoing prohibited actions.

FNB agreed that until completion of the merger, except with our prior written consent or as the merger agreement otherwise permits, FNB will not, among other things, undertake any of the following actions:

•	amend or repeal its articles of incorporation or its bylaws other than amendments that are not adverse to us or our shareholders or that would not impede FNB’s ability to complete the transactions the merger agreement contemplates;

•	take any action, or knowingly fail to take any action, that FNB would reasonably expect to prevent the merger from qualifying as a reorganization for U.S. federal income tax purposes;

•	take any action that is intended, or is reasonably likely, to result in:

•	any of FNB’s representations or warranties in the merger agreement being or becoming untrue in any material respect;

•	any of the conditions precedent to our obligations under the merger agreement not being satisfied; or

•	a violation of any provision of the merger agreement;

•	make any material investment by purchase of stock or assets, among other things, that FNB reasonably expects would prevent or materially impede or delay the consummation of the transactions the merger agreement contemplates;

•	take any action that would materially impede or delay the ability of FNB or us in obtaining any governmental or regulatory approvals we require in order to consummate the transactions the merger agreement contemplates; or

•	agree to take, or make any commitment to take, or adopt any resolutions of FNB’s board of directors in support of any of the foregoing prohibited actions.

The merger agreement also contains mutual covenants relating to the use of FNB’s and our commercially reasonable efforts to complete the merger, the preparation of this proxy statement/prospectus, the holding of our special meeting of shareholders, access to information of the other party and public announcements with respect to the transactions the merger agreement contemplates.

Declaration and Payment of Dividends

We have agreed that, until FNB and we have completed the merger, we will not pay or make any dividends or distributions on our common stock.

Agreement Not to Solicit Other Offers

We have agreed that we and our officers, directors, employees, agents and representatives will not, directly or indirectly:

•	initiate, solicit, encourage or take any action to facilitate any inquiries or proposals for any acquisition proposal, as defined below; or

•	enter into or participate in any discussions or negotiations with, furnish any information to or cooperate with, any person or entity seeking to make, or who has made, an acquisition proposal; or

•	approve, recommend or enter into any letter of intent, agreement or other commitment regarding any acquisition proposal.

However, prior to the effective time of the merger, we may consider and participate in discussions and negotiations with respect to a superior proposal, as defined below, if:

•	we have first entered into a confidentiality agreement with the party proposing the superior proposal with confidentiality terms no less favorable to us than those contained in our confidentiality agreement with FNB; and

•	our board of directors concludes in good faith, after consultation with its outside legal counsel, that failure to take these actions could reasonably be expected to cause our board of directors to violate its fiduciary duties under applicable law.

We have also agreed, at least 72 hours prior to providing any information to any person or entering into any discussions or negotiations with any person, to notify FNB in writing of the name of such person and the material terms and conditions of any such superior proposal. The merger agreement permits our board of directors to withdraw or qualify its recommendation of the merger with FNB if our board of directors concludes in good faith, after consultation with our outside legal counsel and our financial advisors, that failure to take such actions could reasonably be expected to breach its fiduciary duties under applicable law.

We have agreed:

•	to notify FNB promptly, and in any event within 24 hours, after we receive any acquisition proposal, or any information related to an acquisition proposal, which notification shall describe the acquisition proposal and the third party making it; and

•	to cease any discussions or negotiations existing on the date of the merger agreement with any persons with respect to any Acquisition Proposal.

As used in the merger agreement, an “acquisition proposal” means any inquiry, proposal, offer, regulatory filing or disclosure of an intention relating to any:

•	direct or indirect acquisition of a substantial (i.e., 20% or more) portion of our net revenues, net income or net assets and those of our subsidiaries taken as a whole;

•	direct or indirect acquisition of 10% or more of our common stock after August 9, 2010 by a person who on August 9, 2010 did not own 10% or more of our common stock;

•	direct or indirect acquisition of 5% or more of our common stock after August 9, 2010 by a person who owned 10% or more of our common stock on August 9, 2010;

•	tender offer or exchange offer that, if consummated, would result in any person beneficially owning 10% or more of our common stock; or

•	merger, consolidation, business combination, recapitalization, liquidation or dissolution involving us, other than our proposed merger with FNB.

As used in the merger agreement, “superior proposal” means any bona fide, unsolicited written acquisition proposal a third party makes to acquire more than 50% of the voting power of our then outstanding shares of common stock or all or substantially all of our consolidated assets for consideration consisting of cash or securities, that our board of directors, in good faith, concludes, after consultation with our financial advisors and our outside legal counsel, taking into account, among other things, all legal, financial, regulatory and other aspects of the proposal and the person making the proposal, including any break-up fees, expense reimbursement provisions and conditions to consummation:

•	is on terms that in the good faith judgment of our board of directors are more favorable to us than the terms of the proposed merger with FNB;

•	has financing, to the extent required, that is fully committed or reasonably determined by our board of directors to be available to the party making the offer; and

•	is reasonably capable of being completed.

Conditions to Completion of the Merger

The respective obligations of FNB and us to complete the merger are subject to the fulfillment or waiver of certain conditions, including:

•	adoption of the merger agreement and approval of the merger by the requisite vote of the holders of our outstanding shares of common stock as well as approval of the listing on the NYSE of the FNB common stock to be issued in the merger, subject to official notice of issuance;

•	the receipt and effectiveness of all governmental and other approvals, registrations and consents and the expiration of all related waiting periods FNB and we are required to complete the merger and, in the case of FNB, none of the regulatory approvals shall have resulted in a materially burdensome regulatory condition;

•	the absence of any law, statute, regulation, judgment, decree, injunction or other order in effect by any court or other governmental entity that prevents, prohibits or makes illegal completion of the transactions the merger agreement contemplates;

•	the registration statement with respect to the FNB common stock to be issued in the merger shall have become effective under the Securities Act and no stop order or proceedings for that purpose will have been initiated or threatened by the SEC;

•	the truth and correctness of the representations and warranties of FNB and us in the merger agreement and the performance by each of FNB and us in all material respects of our respective obligations under the merger agreement and the receipt by each of FNB and us of certificates from the other to that effect;

•	each member of our board of directors and any person who holds of record or beneficially 5% or more of the outstanding shares of our common stock shall have executed and delivered an affiliates letter to FNB; and

•	the receipt by each of FNB and us of a legal opinion from our respective outside counsel that the merger will be treated as a reorganization within the meaning of Section 368(a) of the Code.

Neither FNB nor we can provide assurance as to when or if all of the conditions to the merger can or will be satisfied or waived by the appropriate party. As of the date of this proxy statement/prospectus, neither FNB nor we have any reason to believe that any of these conditions will not be satisfied.

Amendment, Waiver and Termination of the Merger Agreement

Subject to applicable law, FNB and we may amend the merger agreement by written agreement authorized by our respective boards of directors. However, after adoption of the merger agreement by our shareholders, there may not be, without further approval of our shareholders, any amendment of the merger agreement that requires such further approval under applicable law. Either party to the merger agreement, subject to applicable law, may extend the time for the performance of any obligations or acts of the other party or waive any inaccuracies in the representations and warranties of the other party or compliance by the other party with any of the other agreements or conditions contained in the merger agreement. The merger agreement may be terminated at any time prior to closing by mutual consent and by either party in the following circumstances:

•	if any of the required regulatory approvals for the merger are denied and the denial is final and nonappealable unless the denial is due to the terminating party’s breach of its covenants in the merger agreement;

•	if the merger has not been completed by June 30, 2011, unless the failure to complete the merger by that date is due to the terminating party’s actions;

•	provided the terminating party is not then in material breach, if there is a breach of the merger agreement by the other party that would cause the failure of the closing conditions described above, unless the breach is capable of being, and is, cured within 30 days of notice of the breach; or

•	if our shareholders do not adopt the merger agreement by the requisite vote, provided that we are not in material breach of our covenants to hold our special meeting and our board of directors is not in breach of its covenant to recommend such approval.

FNB may terminate the merger agreement at any time prior to our special meeting in the following circumstances:

•	if we have breached in any material respect our obligations with respect to acquisition proposals and superior proposals as described on pages 53 through 54;

•	if we have failed to have our board of directors recommend that our shareholders adopt the merger agreement, or if our board of directors has withdrawn or modified its recommendation in a manner adverse to FNB;

•	if we have delinquent loans in excess of $65.0 million as of any month end prior to the merger closing.

•	if our board of directors shall have recommended approval of an acquisition proposal; or

•	if we have breached in any material respect our obligation to hold our special meeting.

The merger agreement also provides us with certain rights to terminate the merger agreement until the date we mail this proxy statement/prospectus in connection with a superior proposal. We did not exercise those rights.

Expenses and Fees

In general, if FNB and we terminate the merger agreement, each of FNB and we will be responsible for all expenses each of us incurs in connection with the negotiation and completion of the transactions the merger agreement contemplates. However, the costs and expenses of printing and mailing this proxy statement/prospectus, and all filing and other fees paid to the SEC in connection with the merger, will be shared equally by FNB and us.

Effect of Termination; Break-up Fee; Expenses

If the merger agreement is terminated, it will become void, and there will be no liability on the part of FNB or us, except that:

•	termination will not relieve a breaching party from liability for its willful breach giving rise to the termination; and

•	the confidentiality agreement between the parties will survive termination.

The merger agreement obligates us to pay FNB a break-up fee of $2.8 million in the following four circumstances:

•	if FNB terminates the merger agreement prior to our special meeting because we have breached our obligation not to initiate, solicit or encourage any third parties to make an acquisition proposal or otherwise breached our obligations with respect to acquisition proposals or superior proposals in a manner adverse to FNB, our board of directors fails to make or withdraws its recommendation that our shareholders vote to adopt the merger agreement or if we fail to hold our special meeting;

•	if we terminate the merger agreement and accept an acquisition proposal that is a superior proposal prior to the date we mail this proxy statement/prospectus and, after giving FNB an opportunity to adjust the terms of the merger agreement such that the acquisition proposal no longer remains a superior proposal, the acquisition proposal remains a superior proposal;

•	the termination of the merger agreement following the commencement of a tender offer or exchange offer for 25% or more of our common stock and we have not sent to our shareholders, within 10 days after the commencement of such offer, a statement that our board of directors recommends the rejection of such tender offer or exchange offer; or

•	the occurrence of any of the following events within 18 months after the termination of the merger agreement, provided that a third party makes a proposal to acquire us after August 9, 2010 and does not withdraw its proposal prior to termination of the merger agreement:

•	we enter into an agreement to merge with or be acquired by that third party;

•	that third party acquires substantially all of our assets; or

•	that third party acquires more than 50% of our common stock.

FNB and we have also agreed that if either FNB or we breach our respective representations, warranties, covenants or agreements in the merger agreement, which breach could reasonably be expected to result in a material adverse effect and which breach cannot be or is not cured, the breaching party, assuming the other party is not also in material breach of its obligations under the merger agreement, will pay the out-of-pocket expenses, including fees and expenses of legal counsel, financial advisors and accountants, of the non-breaching party, up to a maximum of $500,000. However, if we are also liable for the payment of the break-up fee, we will not be liable for the payment of FNB’s out-of-pocket expenses.

Employee Benefit Plans

The merger agreement provides that, as soon as administratively practicable after completion of the merger, FNB shall take all reasonable action to provide our employees with benefits and compensation plans of general applicability, other than FNB’s defined benefit pension plan, to the same extent as similarly situated FNB employees. Our employees whose employment is terminated for other than cause at any time following completion of the merger will be entitled to receive severance benefits, to the extent not duplicative of other severance benefits, in accordance with the applicable severance policy of FNB.

FNB will generally provide our employees with service credit for their service with us for purposes of eligibility and to participate in the vesting of benefits under the employee benefit and compensation plans of FNB in which such employees are eligible to participate following the merger.

FNB has agreed to waive:

•	any pre-existing condition limitation to the extent such conditions are covered under the applicable medical, healthcare and dental plans of FNB; and

•	any waiting period limitation or evidence of insurability requirement under FNB’s welfare benefit plans in which our employees are eligible to participate following the merger to the extent that the applicable employee had satisfied any similar limitation or requirement under the corresponding CBI plan in which such employee participated prior to the merger.

The merger agreement provides that immediately prior to the effective time of the merger, we shall freeze or terminate each of our benefit plans, including our 401(k) Plan if FNB so requests. FNB intends to terminate our 401(k) Plan.

ACCOUNTING TREATMENT

FNB will account for the merger as a “purchase,” as that term is used under GAAP, for accounting and financial reporting purposes. Under purchase accounting, our assets, including identifiable intangible assets, and liabilities, including executory contracts and other commitments, as of the effective time of the merger will be recorded at their respective fair values and added to the balance sheet of FNB. Any excess of the purchase price over the fair values will be recorded as goodwill. Financial statements of FNB issued after the merger will include these fair values and our results of operations from the effective time of the merger.

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES OF THE MERGER

The following discussion summarizes the material U.S. federal income tax consequences of the merger that apply generally to holders of our shares. This discussion is based on the Code, judicial decisions and administrative regulations and interpretations in effect as of the date of this proxy statement/prospectus, all of which are subject to change, possibly with retroactive effect. Accordingly, the U.S. federal income tax consequences of the merger to the holders of our shares could differ from those described below.

The discussion assumes that you hold your shares as a capital asset. This discussion does not address all aspects of U.S. federal income taxation that may be relevant to holders of our shares in light of their particular circumstances, nor does it address the U.S. federal income tax consequences to holders of our stock that are subject to special rules under U.S. federal income tax law, including:

•	dealers in securities or foreign currencies;

•	tax-exempt organizations;

•	foreign persons;

•	financial institutions or insurance companies;

•	holders who have a “functional currency” other than the U.S. dollar;

•	holders who own their shares indirectly through partnerships, trusts or other entities that may be subject to special treatment;

•	holders who receive FNB stock in the merger that is subject to forfeiture provisions;

•	holders who acquired their shares in connection with stock purchase plans or other compensatory transactions;

•	holders who hold their shares as a hedge or as part of a straddle, constructive sale, conversion transaction or other risk management transaction; and

•	traders in securities that elect to use the mark-to-market method of accounting.

In addition, this discussion does not address the U.S. federal income tax consequences of any merger other than those affecting our shareholders resulting from the merger. In addition, this discussion does not address any tax consequences of the merger under foreign, state or local law or U.S. federal estate and gift tax laws. Neither FNB nor we have obtained or sought to obtain a ruling from the Internal Revenue Service, or the IRS, regarding any matter relating to the merger and no assurance can be given that the IRS will not assert, or that a court will not sustain, a position contrary to any aspect of this discussion. We urge holders to consult their own tax advisors as to the U.S. federal income tax consequences of the merger, as well as the effects of state, local and foreign tax laws in light of their own situations.

Duane Morris LLP and Saul Ewing LLP have delivered opinions, effective as of October 5, 2010, to FNB and us, respectively, to the effect that, on the basis of facts, representations and assumptions set forth in such opinions, the merger will be treated as a reorganization within the meaning of Section 368(a) of the Code.

The opinions of Duane Morris LLP, counsel to FNB, and Saul Ewing LLP, counsel to us, which are required as a condition to closing the merger, are and will be based on U.S. federal income tax law in effect as of the date of these opinions. An opinion of counsel is not binding on the IRS or any court. In rendering their respective opinions, Duane Morris LLP and Saul Ewing LLP will rely on certain assumptions, including assumptions regarding the absence of changes in existing facts and the completion of the merger strictly in accordance with the merger agreement and this proxy statement/prospectus. The opinions will also rely upon certain representations and covenants made by the management of FNB and us and will assume that these representations are true, correct and complete without regard to any knowledge limitation, and that FNB and we, as the case may be, will comply with these covenants. If any of these assumptions or representations is inaccurate in any way, or any of the covenants are not satisfied, it could adversely affect the opinions. The obligation of each of Duane Morris LLP and Saul Ewing LLP to deliver such tax opinions is conditioned upon, among other things, the merger satisfying the continuity of proprietary interest requirement. That requirement generally will be satisfied if FNB common stock constitutes at least 40% of the value of the merger consideration is represented solely by FNB common stock. See ‘‘— Continuity of Proprietary Interest Requirement” below.

Assuming that the merger qualifies as a reorganization within the meaning of Section 368(a) of the Code, the material U.S. federal income tax consequences of the merger to holders of CBI shares are as follows.

Exchange of our shares for FNB common stock and cash.  In general, each holder who receives FNB common stock in the merger will generally recognize gain, but not loss, equal to the lesser of:

•	the amount of cash received in the merger; or

•	the amount, if any, by which the sum of the cash received and the free market value as of the effective time of the merger of the FNB common stock received exceeds the holder’s adjusted tax basis of the CBI shares exchanged in the merger.

For this purpose, gain or loss must be calculated separately for each identifiable block of shares surrendered in the merger, and a loss realized on one block of shares may not be used to offset a gain realized on another block of shares. Generally, any recognized gain will be long-term capital gain if a holder’s holding period with respect to our shares surrendered is more than one year at the effective time of the merger. If, however, the cash received has the effect of the distribution of a dividend, the gain will be treated as a dividend to the extent of such holder’s ratable share of our accumulated earnings and profits and, possibly, FNB as calculated for U.S. federal income tax purposes.

In general, the aggregate tax basis in the shares of FNB common stock that our shareholders will receive upon the merger will equal such holders’ aggregate tax basis in the CBI shares surrendered, increased by the amount of taxable gain, if any, that such holder recognized in the merger, including any portion of the gain that is treated as a dividend but excluding any gain or loss resulting from the deemed receipt and sale of fractional shares described below, and decreased by the amount of (i) any cash received, excluding any cash received in lieu of fractional share of FNB common stock, in the merger and (ii) basis allocated to the fractional shares, if any, such holder was deemed to receive and subsequently sell. A shareholder’s holding period for the shares of FNB common stock that are received in the merger, including fractional shares deemed received and sold as described below, generally will include such holder’s holding period for CBI shares surrendered in the merger. In computing the gain to be recognized on the exchange of CBI shares for FNB common stock and cash, if any, as well as computing the aggregate tax basis in FNB common stock received in the merger, the amount of cash considered to be received in the merger does not include cash received in lieu of fractional shares. In addition, the amount of FNB common stock received in the merger includes any fractional share of FNB common stock deemed to be received prior to the exchange of such fractional share for cash. See “Cash Received in Lieu of a Fractional Share” below.

In general, the determination of whether the gain a holder of our shares recognizes in the merger will be treated as capital gain or dividend income will depend on whether the deemed redemption explained below results in a meaningful reduction in the percentage of shares. For purposes of this determination, a holder will be treated as if the holder first exchanged all of the holder’s shares of CBI shares solely for FNB common stock and then FNB immediately redeemed a portion of that FNB common stock in exchange for the cash that the holder actually received. We refer to this treatment as the deemed redemption. The gain recognized in the merger will be treated as capital gain if the deemed redemption is “substantially disproportionate” or “not essentially equivalent to a dividend” with respect to the holder.

The deemed redemption, generally, will be “substantially disproportionate” with respect to a holder if the percentage of the outstanding stock of FNB that the holder is deemed to own immediately after the deemed redemption is less than 80% of the percentage of the outstanding stock of FNB that the holder is deemed to have owned immediately before the deemed redemption. Whether the deemed redemption is “not essentially equivalent to a dividend” with respect to a holder will depend upon the holder’s particular circumstances. At a minimum, however, in order for the deemed redemption to be “not essentially equivalent to a dividend,” the deemed redemption must result in a “meaningful reduction” in the holder’s deemed percentage stock ownership of FNB. The IRS has concluded that a relatively minor reduction in the percentage stock ownership of a minority shareholder in a publicly held corporation whose relative stock interest is minimal and who exercises no control with respect to corporate affairs is a “meaningful reduction.”

Because these rules are complex, we recommend each shareholder that may be subject to these rules consult his, her or its tax advisor.

Cash Received in Lieu of a Fractional Share.  Our shareholders who receive cash instead of fractional shares of FNB common stock will be treated as having received the fractional shares in the merger and then as having exchanged the fractional shares for cash. These holders will generally recognize gain or loss equal to the difference between the tax basis allocable to the fractional shares and the amount of cash received. The gain or loss will be capital gain or loss and long-term capital gain or loss if the holder has held the shares of our common stock exchanged for more than one year at the effective time of the merger. The deductibility of capital losses is subject to limitations.

Continuity of Proprietary Interest Requirement.  One of the requirements that must be satisfied in order for the merger to qualify as a “reorganization” under Section 368(a) of the Code is the continuity of proprietary interest requirement. The merger will satisfy this requirement if our shareholders exchange a substantial portion of the value of their proprietary interest in us for proprietary interests in FNB. In the opinion of Duane Morris LLP and of Saul Ewing LLP, the merger will satisfy the continuity of interest requirement if the value of the FNB common stock our shareholders receive upon the merger is equal to at least 40% of the fair market value of the total consideration issued to our shareholders for their shares of our common stock upon the merger. If FNB and we agree to elect to do so, the fair market value of the FNB common stock issued upon the merger will be based on the $8.50 per share closing price of the FNB common stock on August 6, 2010, the last business day preceding the date FNB and we executed the merger agreement. Such an election will be deemed to have been made as long as FNB and we do not adopt a treatment inconsistent with this election. Both FNB and we have represented that they intend to value the FNB common stock issued in the merger based on the August 6, 2010 closing price of FNB common stock on the NYSE. Based on the $8.50 per share closing price, the FNB stock to be issued upon the merger will constitute approximately 74% of the total merger consideration before taking into account other factors discussed below which could reduce that amount. Those factors include:

•	whether prior to or in connection with the merger CBI or FNB or parties related to either of them redeems or acquires CBI shares or makes distributions; and

•	whether FNB or parties related to FNB make any repurchase of the FNB common stock to be issued in the merger.

Both FNB and we have represented that neither of us nor any corporation related to either of us has redeemed or purchased, or has any plan or intention to redeem or purchase, any of our shares in connection with the merger and neither FNB nor any corporation related to FNB has any plan or intention to repurchase any of the FNB common stock to be issued upon the merger.

If the merger is not treated as a “reorganization” within the meaning of Section 368(a) of the Code, then each U.S. holder would recognize gain or loss equal to the difference between the sum of the fair market value of the FNB common stock and the amount of cash received in the merger and such holder’s tax basis in our shares of common stock surrendered in exchange for the merger consideration. Further, if the merger is not treated as a “reorganization” within the meaning of Section 368(a) of the Code, we would be subject to tax on the deemed sale of our assets to FNB with gain or loss for this purpose measured by the difference between our tax basis in our assets and the fair market value of the consideration we are deemed to have in the sale. This gain or loss would be reported on our final corporate tax return, subject to the effect of any tax carryovers and the effect of our other income or loss for that period, and FNB would become liable for any such tax liability by virtue of the merger.

Backup Withholding.  Non-corporate holders of our shares may be subject to information reporting and backup withholding at a rate of 28% on any cash payments received in 2010 for payments received in 2010 and at an expected rate of 31% for cash payments received in 2011. Generally, backup withholding will not apply, however, if a holder of our shares:

•	furnishes a correct taxpayer identification number to the exchange agent and certifies that such holder is not subject to backup withholding on the substitute Form W-9 or successor form included in the letter of transmittal received; or

•	is otherwise exempt from backup withholding.

Any amounts withheld under the backup withholding rules will generally be allowed as a refund or credit against a holder’s U.S. federal income tax liability, provided the holder furnishes the required information to the IRS.

Reporting Requirements.  A significant holder of our shares for U.S. federal income tax purposes who receives shares of FNB common stock upon the merger will be required to retain records pertaining to the merger and to file with such holder’s U.S. federal income tax return for the year in which the merger takes place a statement setting forth certain facts relating to the merger. For this purpose, a shareholder is only a significant holder if the person owns at least 5% of our outstanding shares or has a basis of $1,000,000 or more in our shares. Such statement must include the holder’s tax basis in and fair market value of our shares surrendered in the merger.

THIS SUMMARY IS NOT A SUBSTITUTE FOR AN INDIVIDUAL ANALYSIS OF THE TAX CONSEQUENCES OF THE MERGER TO YOU. WE URGE YOU TO CONSULT A TAX ADVISOR REGARDING THE PARTICULAR FEDERAL, STATE, LOCAL AND FOREIGN TAX CONSEQUENCES OF THE MERGER TO YOU.

DESCRIPTION OF FNB CAPITAL STOCK

FNB Common Stock

General.  FNB is authorized to issue 500 million shares of common stock, par value $0.01 per share, of which 114,532,890 shares were outstanding as of June 30, 2010. FNB common stock trades on the NYSE under the symbol “FNB.” The transfer agent and registrar for FNB common stock is Registrar and Transfer Company.

As of June 30, 2010, FNB had reserved approximately 10.3 million shares of its common stock for issuance under employee stock plans and convertible notes. In addition, FNB has reserved approximately 6.0 million shares of its common stock for issuance in connection with the merger. After taking into account these issued and reserved shares, FNB will have approximately 369.2 million shares of authorized but unissued common stock available for issuance for other corporate purposes.

Voting and Other Rights.  The holders of FNB common stock have one vote per share, and in general a majority of the votes cast with respect to a matter is sufficient to authorize action upon routine matters. Directors are elected by a plurality of votes cast, and each shareholder entitled to vote in an election of directors is entitled to vote each share of stock for each of the candidates for election as directors. However, shareholders do not have the right to cumulate their votes in elections of directors. See “Comparison of Shareholder Rights.”

In the event of a liquidation, holders of FNB common stock are entitled to receive pro rata any assets legally available for distribution to shareholders with respect to the FNB shares they hold, subject to any prior rights of the holders of any FNB preferred stock then outstanding.

FNB common stock does not carry any preemptive rights, redemption privileges, sinking fund privileges or conversion rights. All outstanding shares of FNB common stock are, and the shares of FNB common stock to be issued to you upon the merger will be, validly issued, fully paid and nonassessable.

Distributions.  The holders of FNB common stock are entitled to receive such dividends or distributions as the FNB board of directors may declare out of funds legally available for such payments. The payment of distributions by FNB is subject to the restrictions under the FBCA applicable to the declaration of distributions by a business corporation. A corporation generally may not authorize and make distributions if, after giving effect thereto, it would be unable to meet its debts as they become due in the usual course of business or if the corporation’s total assets would be less than the sum of its total liabilities plus the amount that would be needed, if it were to be dissolved at the time of distribution, to satisfy the claims upon dissolution of those shareholders who have preferential rights superior to the rights of the holders of its common stock. In addition, the payment of distributions to shareholders is subject to any prior rights of any then outstanding FNB preferred stock. Stock dividends, if any are declared, may be paid from authorized but unissued shares.

The ability of FNB to pay distributions is affected by the ability of its subsidiaries to pay dividends to FNB. The ability of FNB’s subsidiaries, as well as of FNB, to pay dividends in the future is influenced by bank regulatory requirements and capital guidelines.

FNB Preferred Stock

FNB is authorized to issue 20.0 million shares of preferred stock, par value $0.01 per share, of which no shares were outstanding as of June 30, 2010. The FNB board of directors has the authority to issue FNB preferred stock in one or more series and to fix the dividend rights, dividend rates, liquidation preferences, conversion rights, voting rights, rights and terms of redemption, including sinking fund provisions and the number of shares constituting any such series, without any further action by the shareholders of FNB unless such action is required by applicable rules or regulations or by the terms of any other outstanding series of FNB preferred stock. Any shares of FNB preferred stock that may be issued may rank prior to shares of FNB common stock as to payment of dividends and upon liquidation.

COMPARISON OF SHAREHOLDER RIGHTS

After the merger, you will become shareholders of FNB and your rights will be governed by FNB’s articles of incorporation, FNB’s bylaws and under the FBCA. The following summary discusses differences between FNB’s articles of incorporation and bylaws and our articles of incorporation and bylaws and the differences between the PBCL and the FBCA. For information as to how to get the full text of each party’s respective articles of incorporation or bylaws, see “Where You Can Find More Information” beginning on page 77.

We do not intend for the following summary to be a complete statement of the differences affecting the rights of our shareholders who become FNB shareholders, but rather as a summary of the more significant differences affecting the rights of such shareholders and certain important similarities. We qualify the following summary in its entirety by reference to the articles of incorporation and bylaws of FNB, our articles of incorporation and bylaws and applicable laws and regulations.

Removal of Directors; Filling Vacancies on the Board of Directors

CBI	FNB

Under the PBCL, our board of directors may remove a director from office if he is adjudicated an incompetent by a court or is convicted of a felony or if within 60 days after notice of election, the director does not accept office either in writing or by attending a meeting of our board of directors. By the vote of our shareholders entitled to cast at least a majority of the votes which all shareholders would be entitled to cast at an annual election of directors, our entire board of directors or any individual director may be removed from office without assigning any cause. Upon application of any shareholder or director, a court may remove from office any director in case of fraudulent or dishonest acts, or gross abuse of authority or discretion, or for any other proper cause, and may bar from office any director so removed for a period prescribed by the court. A majority of our remaining directors, even though less than a quorum may, by majority vote, fill vacancies on our board of directors, including vacancies resulting from an increase in the number of directors.	Under the FBCA, unless the articles of incorporation of a corporation provide otherwise, a corporation’s shareholders may remove directors with or without cause; provided that, if a voting group has the right to elect a director, only the shareholders of that a group of shareholders may participate in the vote to remove the director such group has elected. Article 6 of FNB’s articles of incorporation, however, provides that, by the affirmative vote of the holders of at least 75% of the then outstanding shares of FNB common stock, subject to the rights of holders of any then outstanding preferred stock, shareholders may remove any director or the entire board of directors without cause. Under the FBCA and FNB’s bylaws, a majority of the remaining directors, even though less than a quorum, may, by majority vote, fill vacancies on our board of directors, including vacancies resulting from an increase in the number of directors or resulting from a removal from office.

Quorum of Shareholders

CBI	FNB

Under the PBCL and our bylaws, the holders of a majority of votes entitled to be cast on a matter to be considered, represented in person or by proxy, constitute a quorum for action on the matter. Under the PBCL and our bylaws, if a meeting called for the election of directors is adjourned, the shareholders who attend the resumption of the adjourned meeting, although less than a quorum, shall nevertheless constitute a quorum for the purpose of electing directors.	Under the FBCA and FNB’s bylaws, the holders of a majority of votes entitled to be cast on a matter to be considered, represented in person or by proxy, constitute a quorum for action on the matter. FNB’s bylaws further provide that whenever the holders of any class or series of shares are entitled to vote separately on a specified item of business, the holders of a majority of the votes of that class or series entitled to be cast, represented in person or by proxy, shall constitute a quorum of such class or series.

Adjournment and Notice of Shareholder Meetings

CBI	FNB

The PBCL and our bylaws provide that the shareholders present in person or by proxy at any regular or special meeting of shareholders who are entitled to vote at that meeting may adjourn such meeting for such periods as such shareholders may direct. Nevertheless, adjournments of any meeting at which directors are to be elected may be adjourned only from day to day, or for such longer periods not exceeding 15 days each.	Under the FBCA and FNB’s bylaws, if a quorum is not present or represented at a shareholders meeting, the shareholders present and entitled to vote at the meeting may adjourn such meeting from time to time.

Call of Special Meetings of Shareholders

CBI	FNB

Our by-laws provide that our Chairman of the Board, our President or a majority of our board of directors may call a special meeting of our shareholders at any time by delivering a written request to our Secretary.	FNB’s bylaws provide that special meetings of shareholders may be called only by the Chairman of the Board, the president or the secretary of FNB pursuant to a resolution or written direction of at least 75% of the members of the FNB board of directors or by the holders of not less than 10% of the outstanding shares of FNB.

Shareholder Consent in Lieu of Meeting

CBI	FNB

Under the PBCL, any action that shareholders may take at a meeting may be taken without a meeting, if a consent or consents in writing setting forth the action so taken shall be signed by all of the shareholders who would be entitled to vote at a meeting for such purpose and files the consent or consents with our Secretary.	Under the FBCA, any action that may be taken at a meeting of the shareholders of FNB may be taken without a meeting, if, prior or subsequent to the action, one or more written consents signed by a majority the shareholders who would be entitled to vote at a meeting for such purpose are delivered to FNB.

Dissenters’ Rights

CBI	FNB

Under the PBCL, shareholders have dissenters’ rights in the event of corporate actions involving certain mergers, share exchanges, transfers of all or substantially all of the assets of the corporation, as well as certain other fundamental transactions in which the corporation is not the acquiring corporation.

Under the PBCL, dissenters’ rights are generally denied to holders of shares listed on a national securities exchange, listed on a national securities exchange or held beneficially or of record by more than 2,000 shareholders when a plan of merger converts the shares into shares of the acquiring, surviving, new or other corporation, whether or not the shares of the acquiring, surviving, new or other corporation are listed on an exchange or privately held.

Under the FBCA, shareholders have dissenters’ rights in the event of corporate actions involving certain mergers, share exchanges, sales or other dispositions of all or substantially all of the property of the corporation other than in the ordinary course of business, approval of certain control-share acquisitions and amendments of the articles of incorporation that would materially and adversely affect the rights or preferences of shares held by the dissenting shareholders.

Under the FBCA, dissenters’ rights are generally denied to holders of shares listed on a national securities exchange or the OTC Bulletin Board or when the corporation’s shares are held of record by at least 2,000 persons and such outstanding shares have a market value of at least $10 million, not counting the value of certain insider shares.

Derivative Actions

CBI	FNB

Under the PBCL, a shareholder may bring a derivative action even if the shareholder was not a shareholder at the time of the alleged wrongdoing, if a court determines that there is a strong prima facie case in favor of the claim and a serious injustice will result without such action.	Under the FBCA, a person may bring a derivative action only if the person was a shareholder of FNB at the time of the alleged wrongdoing unless the person became a shareholder through transfer by operation of law from one who was a shareholder at the time of the alleged wrongdoing.

Dividends and Distributions

CBI	FNB

Subject to any restrictions in a corporation’s articles of incorporation or by-laws, the PBCL generally provides that a corporation may make distributions to its shareholders unless after giving effect thereto:

• the corporation would not be able to pay its debts as they become due in the usual course of business; or

• the corporation’s total assets would be less than the sum of its total liabilities plus the amount that upon its dissolution it would need to satisfy any preferential rights of other shareholders. Neither our articles of incorporation nor our by-laws contain any restrictions on the payment of dividends or the making of distributions to shareholders.
Subject to any restrictions in a corporation’s articles of incorporation, under the FBCA, a corporation may make distributions to its shareholders unless after giving effect thereto:

• the corporation would not be able to pay its debts as they become due in the usual course of business; or

• the corporation’s total assets would be less than the sum of its total liabilities plus the amount that it would need upon its dissolution to satisfy any preferential rights of other shareholders. FNB’s articles of incorporation do not contain any restrictions on the payment of dividends or the making of distributions to shareholders.

Classes of Stock With Preferential Rights

CBI	FNB

We only have one authorized class of stock, common stock, which has no preferential rights.	The articles of incorporation of FNB authorize it to issue multiple classes and series of stock that may have rights preferential to the FNB common stock to be received by our shareholders upon the merger. FNB has no such stock currently outstanding. Such preferential rights could include rights to preferential dividend rates compared to such rates for FNB common stock, rights to prevent dividends from being paid on the common stock until dividends have been paid on the preferred stock, rights to preferential payments upon any liquidation of FNB, independent class voting rights with respect to certain fundamental transactions and rights to convert shares of FNB preferred stock into FNB common stock at a conversion ratio that protects such preferred shareholders against a decline in the price of FNB common stock by further diluting the common stock.

Director Qualifications, Number and Term

CBI	FNB

Our by-laws provide that our board of directors shall consist not less than five nor more than 25 members. Each director serves for one year and until his or her successor shall have been elected. Our articles of incorporation state that an individual may serve as a director until the completion of the year in which such director attains the age of 72, except for the directors serving on March 13, 2007, who may serve until the completion of the year in which he or she has attained the age of 80. Under the PBCL, a director must be at least 18 years of age, but a director need not be a resident of Pennsylvania or a shareholder.

Under our bylaws, a person is not qualified to serve as a director if he or she:

• is under indictment for or has ever been convicted of a criminal offense involving dishonesty or breach of trust and the penalty for such offense could be imprisonment for more than one year;

• is a person against whom a federal or state bank regulatory agency has, within the past ten years, issued a cease and desist order for conduct involving dishonesty or breach of trust and that order is final and not subject to appeal;

• any federal or state regulatory agency whose decision is final and not subject to appeal or a court has found that the person breached a fiduciary duty involving personal profit or committed a willful violation of any law, rule or regulation governing banking, securities, commodities or insurance, or any cease and desist order issued by a banking, securities, commodities or insurance regulatory agency has become final; or

• has been nominated by a person who would be disqualified from serving as a director under any of the foregoing.
FNB’s bylaws provide that the board of directors of FNB shall consist of such number of directors as the board of directors of FNB may determine, which number shall be not less than five nor more than 25. FNB’s bylaws further provide that FNB’s board of directors shall be elected annually at FNB’s annual meeting of shareholders. Under the FBCA and FNB’s bylaws, a director need not be a resident of Florida nor a shareholder of FNB to qualify to serve as a director. FNB’s bylaws further provide that the directors must be at least 21 years of age.

Nomination of Directors

CBI	FNB

Our bylaws provide that shareholders must submit nominations for directors to be elected at an annual meeting of shareholders, except for nominations our board of directors makes, to our secretary in writing not later than the close of business on the 60th day immediately preceding the date of the meeting. The notification must contain the following information:

• name and address of each proposed nominee;

• the principal occupation of each proposed nominee;

• the number of shares of capital stock of CBI the notifying shareholder and each nominee own; and

• a certification, under oath before a notary public, by each nominee that he or she meets the eligibility requirements to be a director set forth in our bylaws.	FNB’s bylaws provide that directors may be nominated for election to FNB’s board of directors by either a resolution of the board of directors or by a shareholder of FNB. FNB’s bylaws provide that a shareholder may make nominations for director by providing FNB with written notice of the shareholder’s intention to nominate a director, which written notice FNB must receive not less than 90 calendar days nor more than 120 calendar days before the first anniversary of the date on which FNB first mailed its proxy statement to its shareholders for its annual meeting of shareholders in the immediately preceding year. The notice of a shareholder’s intention to nominate a director must include the information FNB’s bylaws require.

Cumulative Voting

CBI	FNB

In an election of directors under cumulative voting, each share of stock normally having one vote for each director to be elected may cast a number of votes equal to the number of directors to be elected times the number of shares held with the right to distribute that number of votes among one or more candidates. Under the PBCL, cumulative voting in the election of directors is available unless the articles of incorporation of the corporation provide otherwise. Our articles of incorporation state that cumulative voting rights do not exist with regard to the election of directors.	Under the FBCA, cumulative voting in the election of directors is not available unless the articles of incorporation of the corporation provide for cumulative voting. FNB’s articles of incorporation do not provide for cumulative voting.

Indemnification of Officers and Directors

CBI	FNB

Under the PBCL, a corporation is permitted to indemnify its directors and officers against expenses, judgments, fines and amounts paid in settlement incurred by them in connection with any pending, threatened or completed action or proceeding, and permits such indemnification against expenses incurred in connection with any pending, threatened or completed derivative action, if the director or officer has acted in good faith and in a manner the officer or director reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal proceeding, had no reasonable cause to believe the officer’s or director’s conduct was unlawful. Under the PBCL, a corporation may also pay expenses incurred in defending any action or proceeding in advance of the final disposition upon receipt of an undertaking by or on behalf of the director or officer to repay the amount if it is ultimately determined that the director or officer is not entitled to indemnification from the corporation.

Under the PBCL, the statutory provisions for indemnification and advancement of expenses are non-exclusive with respect to any other rights, such as contractual rights or rights granted pursuant to a by-law or by vote of shareholders or disinterested directors, to which a person seeking indemnification or advancement of expenses may be entitled. Such rights may, for example, provide for indemnification against judgments, fines and amounts paid in settlement incurred by the indemnified person in connection with derivative actions. Our bylaws prohibit indemnification in any case where a court determines the act or failure to act giving rise to the claim for indemnification constituted willful misconduct or recklessness. Under the PBCL and our bylaws, we are permitted to purchase and maintain insurance on behalf of our directors and officers against any liability asserted against our directors or officers and incurred in such capacity, whether or not we would have the power to indemnify a director or officer against such liability.

Under the FBCA a corporation is permitted to indemnify a director or officer who was or is a party to any threatened, pending or completed action, suit or other type of proceeding, other than an action by or in the right of the corporation, by reason of the fact the person is or was a director or officer or is currently serving at the request of the corporation as a director or officer of another entity against expenses, including attorneys’ fees, judgments, fines, penalties and amounts paid in settlement actually and reasonably incurred by the director or officer in connection with such action, suit or proceeding. These indemnification rights apply if the director or officer acted in good faith and in a manner in which the director or officer reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to a criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful. In addition, under the FBCA, FNB may indemnify and hold harmless an officer or director who is a party to an action by or in the right of the corporation against expenses, including attorneys’ fees, and certain amounts paid in settlement, actually and reasonably incurred in connection with the defense or settlement of such proceeding, including any appeal thereof. A corporation is authorized to provide such indemnification if the director or officer has acted in good faith and in a manner in which the director or officer reasonably believed to be in or not opposed to the best interests of the corporation, except a corporation may not provide indemnification where there has been an adjudication of liability, unless a court determines, in view of all the circumstances, that such person is fairly and reasonably entitled to indemnity for such expenses.

Under the FBCA, indemnification against the costs and expenses of defending any action must be made to any officer or director who is successful in defending a derivative action. Except with regard to the costs and expenses of successfully defending a derivative action, a court may order a corporation to indemnify a director or officer only if a determination is made in accordance with the provisions the FBCA that indemnification is proper under the circumstances.

CBI	FNB

Under the FBCA, a corporation may advance expenses incurred in defending any action or proceeding in advance of the final disposition of such action or proceeding upon receipt of an undertaking by or on behalf of the director or officer to repay the amount if it is ultimately determined that the director or officer is not entitled to indemnification from the corporation.

Under the FBCA, the provisions for indemnification and advancement of expenses are not exclusive. A Florida corporation may make any other or further indemnification or advancement of expenses to any of its officers or directors, both as to action in their official capacity and as to action in another capacity while holding such office. Under the FBCA, a corporation generally may not provide indemnification or advancement of expenses to any officer or director if a judgment or other final adjudication establishes that the director’s or officer’s actions or omissions were material to the cause of action so adjudicated and constitute:

• a violation of the criminal law;

• a transaction from which the officer or director derived an improper personal benefit;

• an unlawful distribution; or

• willful misconduct or a conscious disregard for the best interests of the corporation.

Under the FBCA and FNB’s articles of incorporation, FNB is permitted to purchase and maintain insurance on behalf of any director or officer of FNB against any liability asserted against the director or officer incurred in such capacity, whether or not FNB would have the power to indemnify the director or officer against such liability. FNB’s articles of incorporation further provide that its directors, officers and any other person designated by the board of directors of FNB are entitled to indemnification from FNB to the fullest extent permitted by law.

Director Liability

CBI	FNB

The PBCL law and our bylaws contain a provision limiting the personal liability of directors for monetary damages for actions taken as a director, other than as would constitute criminal conduct or with respect to liability for nonpayment of taxes, and except to the extent that the director has breached or failed to perform the director’s duties to the corporation and the breach or failure to perform constitutes self-dealing, willful misconduct or recklessness.	Under the FBCA, a director is not liable for monetary damages for any statement, vote, decision or failure to act regarding corporate management or policy, unless the director breached or failed to perform such director’s duties as a director and the director’s breach of, or failure to perform, those duties constitutes a violation of criminal law, self-dealing, an unlawful distribution, willful misconduct or recklessness. FNB’s bylaws contain a provision limiting the liability of its directors to the fullest extent permitted by law.

Amendment of Articles of Incorporation and Bylaws

CBI	FNB

Under the PBCL, the affirmative vote is required of a majority of the votes cast by all shareholders entitled to vote thereon to amend a corporation’s articles of incorporation, provided that the PBCL does not require shareholder approval for certain non-material amendments.

Under the PBCL, the power to adopt, amend or repeal bylaws is generally vested, pursuant to the bylaws, in the directors, with certain statutory exceptions and subject to the power of the shareholders to change such action.

Under the PBCL, unless the articles of incorporation provide otherwise, the board of directors does not have the authority to adopt or change a bylaw on any subject that is committed expressly to the shareholders by statute, other than shareholder quorum rules if the corporation is a registered corporation such as us. Our bylaws provide that our bylaws may be amended, altered and repealed, and new bylaws may be adopted, by our board of directors at a regular or special meeting.

In order to amend the articles of incorporation of a Florida corporation, the FBCA requires that, unless the articles of incorporation provide for a greater vote, the votes cast in favor of such an amendment must exceed the votes cast against such an amendment at a meeting at which a quorum is present; provided, however, that a majority of the outstanding votes entitled to be cast on the amendment is required with respect to amendments that would create dissenters’ rights under the FBCA. Further, under the FBCA, shareholder approval is not required for certain non-material amendments.

Under the FBCA, a corporation’s board of directors or shareholders may amend or repeal the corporation’s bylaws; provided, however, that the board of directors may not amend or repeal the corporation’s bylaws if the articles of incorporation reserve such power to the shareholders, or the shareholders, in amending or repealing the bylaws, expressly provide that the board of directors may not amend or repeal the bylaws or a particular bylaw provision. FNB’s bylaws provide that FNB may alter or amend and adopt new bylaws by the affirmative vote of at least 75% of the members of FNB’s board of directors or by the affirmative vote of the holders of at least 75% of the outstanding shares entitled to vote thereon.

Vote Required for Extraordinary Corporation Transactions

CBI	FNB

Under the PBCL, approval of a merger, consolidation, share exchange, dissolution or sale of substantially all of a corporation’s assets other than in the ordinary course of business requires the affirmative vote of a majority of the votes cast by all shareholders entitled to vote thereon. Except as otherwise provided by the bylaws of a corporation, the shareholders of a corporation need not approve a board of directors-approved plan of merger if, among other situations, immediately prior to the transaction, another corporation that is a party to the transaction directly or indirectly owns 80% or more of the outstanding shares of each class of the corporation being acquired, or if

• the surviving or new corporation is a business corporation incorporated in Pennsylvania with articles of incorporation that are identical to the articles of incorporation of the merged corporation, except for changes permitted by a board of directors without shareholder approval under the PBCL;

• each share of the merged corporation outstanding immediately prior to the effective date of the merger is to continue to be outstanding or will be converted into an identical share of the surviving or new corporation after the effective date of the merger; and

• the shareholders of the merged corporation will hold, in the aggregate, shares of the surviving or new corporation to be outstanding immediately after effectiveness of the plan of merger that constitutes at least a majority of the votes entitled to elect directors.

Under our articles of incorporation, no merger, consolidation, liquidation or dissolution nor any action that would result in a sale or other disposition of all or substantially all of our assets is valid unless approved by the affirmative vote of the holders of at least 75% of the outstanding shares of our common stock.
Under the FBCA, approval of a merger, consolidation, share exchange, dissolution or sale of all or substantially all of a corporation’s assets other than in the ordinary course of business must receive approval from the board of directors and by the affirmative vote of the holders of a majority of the shares entitled to vote thereon unless the corporation’s articles of incorporation require a higher vote. Under the FBCA, unless required by its articles of incorporation, shareholder approval of a plan of merger is not required if:

• the articles of incorporation of the surviving corporation will not differ, except for certain minor amendments approved by the board of directors as provided under the FBCA, from its articles before the merger; and

• each shareholder of the surviving corporation whose shares were outstanding immediately prior to the effective date of the merger will hold the same number of shares, with identical designations, preferences, limitations and relative rights, immediately after the merger.

FNB’s articles of incorporation require the affirmative vote of the holders of at least 75% of the outstanding shares of FNB common stock entitled to vote to approve a merger, consolidation or sale, lease, exchange or other disposition, in a single transaction or series of related transactions, of all or substantially all or a substantial part of the properties or assets of FNB, unless the board of directors of FNB has approved and recommended the transaction prior to the consummation thereof.

Interested Shareholder Transactions

CBI	FNB

Under the PBCL, if a shareholder of a registered corporation, such as us, is a party to a sale of assets, share exchange, merger or consolidation involving the corporation or a subsidiary, or if a corporation proposes to treat a shareholder differently in a corporate dissolution from other shareholders of the same class, or if a shareholder is to receive a disproportionate amount of shares resulting from a division of the corporation, or if the articles of incorporation of the corporation are amended so as to result in a shareholder receiving an increased voting or economic interest in relation to substantially all other shareholders, then the corporation must obtain the approval from the shareholders entitled to cast at least a majority of the votes which all shareholders other than the interested shareholder are entitled to cast with respect to the transaction, without counting the votes of the interested shareholder. Under the PBCL, such additional shareholder approval is not required if the consideration the other shareholders receive in such transaction for shares of any class is not less than the highest amount paid by the interested shareholder in acquiring shares of the same class, or if the proposed transaction is approved by a majority of the board of directors other than certain directors affiliated or associated with, or nominated by, the interested shareholder. The PBCL defines an interested shareholder as a shareholder who is a party to the transaction or who is treated differently from other shareholders and any person or group of persons who act in concert or whom the interested shareholder controls.	Under the FBCA, a number of provisions require supermajority approval for certain transactions with affiliates. Under the FBCA, if any person who, together with such person’s affiliates and associates, beneficially owns 10% or more of any voting stock of the corporation, or an interested person, is a party to any merger, consolidation, disposition of all or a substantial part of the assets of the corporation or a subsidiary of the corporation, or exchange of securities requiring shareholder approval, or a business combination, such transaction requires approval by the affirmative vote of the holders of two-thirds of the voting shares other than the shares beneficially owned by the interested person; provided, that such approval is not required if:

• a majority of the disinterested directors has approved the interested person transaction;

• the corporation has not had more than 300 shareholders of record at any time during the three years preceding the date of the transaction’s announcement;

• the interested person has been the beneficial owner of at least 80% of the corporation’s outstanding voting shares for at least five years preceding the date of the transaction’s announcement;

• the interested person is the beneficial owner of at least 90% of the outstanding voting shares of the corporation, exclusive of shares acquired directly from the corporation in a transaction not approved by a majority of the disinterested directors;

• the corporation is an investment company registered under the Investment Company Act of 1940; or

• the consideration holders of the stock will receive of the corporation meets certain minimum levels determined by a formula under Section 607.0901(4)(f) of the FBCA.

Fiduciary Duty

CBI	FNB

Under the PBCL, a director shall perform his or her duties as a director in good faith, in a manner he reasonably believes to be in the best interests of the corporation and with such care, including reasonable inquiry, skill and diligence, as a person of ordinary prudence would use under similar circumstances. In performing a director’s duties, the director is entitled to rely in good faith on information, opinions, reports or statements, including financial statements and other financial data, prepared or presented by:

• one or more officers or employees of the corporation whom the director reasonably believes to be reliable and competent in the matters presented;

• counsel, public accountants or other persons as to matters which the director reasonably believes to be within the professional or expert competence of such person; or

• a committee of the board upon which the director does not serve, as to matters within its designated authority, which committee the director reasonably believes to merit confidence.

Under the PBCL, a director may, in considering the best interests of a corporation, consider:

• the effects of any action on shareholders, employees, suppliers, customers and creditors of the corporation, and upon communities in which the corporation has offices or other facilities are located;

• the short-term and long-term interests of the corporation, including the possibility that the continued independence of the corporation may serve the best interests of the corporation;

• the resources, intent and conduct of any person seeking to acquire control of the corporation; and

• all other pertinent factors.
Under the FBCA, a director is required to discharge the director’s duties in good faith, with the care an ordinarily prudent person in a like position would exercise under similar circumstances and in a manner reasonably believed to be in the best interests of the corporation. In discharging the director’s duties, a director is entitled to rely on:

• information, opinions, reports or statements, including financial statements and other financial data, if presented or prepared by officers or employees of the corporation whom the director reasonably believes to be reliable and competent in the matters presented;

• legal counsel, public accountants or other persons as to matters the director reasonably believes are within the person’s professional or expert competence; or

• a committee of the Board of which the director is not a member if the director reasonably believes the committee merits confidence.

FNB’s articles of incorporation provide that the board of directors of FNB, in evaluating a proposal for an extraordinary corporate transaction, shall consider all relevant factors, including, without limitation, the long-term prospects and interests of the corporation and its shareholders, the social, economic, legal or other effects of any action on the employees, suppliers and customers of the corporation and its subsidiaries, the communities and societies in which FNB and its subsidiaries operate and the economy of the state and the nation.

FNB’s articles of incorporation further provide that, if the board of directors of FNB determines that it should reject such a proposal, it may take any lawful action to accomplish that purpose.

Provisions with Possible Anti-Takeover Effects

CBI	FNB

Under the PBCL, an amendment is permitted to the corporation’s articles of incorporation or other corporate action, if approved by shareholders, to provide mandatory special treatment for specified groups of nonconsenting shareholders of the same class. Under the PBCL, directors may, in discharging their duties, consider the interests of a number of different constituencies, including shareholders, employees, suppliers, customers, creditors and the communities in which the corporation is located. Directors are not required to consider the interests of shareholders to a greater degree than other constituencies’ interests. Under the PBCL, directors do not expressly violate their fiduciary duties solely by relying on poison pills or the anti-takeover provisions of the PBCL.

Under the PBCL, protective provisions exist relating generally to hostile takeovers and acquisitions of registered corporations such as us.

•   Control-Share Transaction: Regulates transactions involving a control share transaction by an interested shareholder, i.e., a person who acquires, or a group of persons acting in concert that acquires, 20% of the voting shares of the registered corporation. Any shareholder of such a registered corporation who objects to the control-share transaction has the right to demand to be paid the fair value of such shareholder’s shares.

•   Business Combination: A registered corporation shall not engage at any time in any business combination with any interested shareholder of the corporation other than a business combination approved by the board of directors of the corporation prior to the date the interested shareholder acquired the shares or a business combination approved by the board of directors no earlier than five years after the interested shareholder’s share acquisition date.

• Control-Share Acquisition: A person who acquires voting power of shares that represent (i) at least 20% but less than 33 1/3%; (ii) at least 33 1/3% but less than 50% or (iii) 50% or more, of the voting power of the outstanding stock of the corporation, shall not have any voting rights unless the corporation restores the voting rights by a resolution approved by a vote of disinterested shareholders.
FNB is subject to statutory “anti-takeover” provisions under the FBCA. The FBCA restricts the voting rights of certain shares of a corporation’s stock when those shares are acquired by a party who, by such acquisition, would control at least 20% of all voting rights of the corporation’s issued and outstanding stock. The statute provides that the acquired shares, or the control shares, will, upon such acquisition, cease to have any voting rights. The acquiring party may, however, petition the corporation to reassign voting rights to the control shares by way of an “acquiring person’s statement” submitted to the corporation in compliance with the requirements of the statute. Upon receipt of such request, the corporation must submit such request for shareholder approval. A corporation may reassign voting rights to the control shares by a resolution of a majority of the corporation’s shareholders of each class and series of stock, with the control shares not voting.

In addition, FNB’s articles of incorporation and bylaws contain various provisions that may serve as anti-takeover protections that include:

•   the ability of FNB’s board of directors to fill vacancies resulting from an increase in the number of directors;

•   the supermajority voting requirements for certain corporate transactions;

•   the broad range of factors that FNB’s board of directors may consider in evaluating an unsolicited offer including a tender offer proposal; and

•   provisions in FNB’s articles of incorporation which authorize FNB’s board of directors, without further shareholder action, to issue from time to time, up to 20,000,000 shares of FNB preferred stock. The board of directors of FNB has the power to divide any and all of the shares of FNB preferred stock into series and to fix and determine the relative rights and preferences of the shares of any series so established.

•   Disgorgement by Certain Controlling Shareholders: A controlling person or group as defined above who disposes any equity security of the registered corporation must disgorge any profit the person or group realized if the disposition occurs within 18 months after the person obtained controlling person status.

COMPARATIVE MARKET PRICES AND DIVIDENDS

The following table sets forth for the periods indicated:

•	the high and low trading prices of shares of FNB common stock as reported on the NYSE;

•	the high and low trading prices of shares of our common stock as reported on NASDAQ; and

•	quarterly cash dividends paid per share by FNB and CBI.

	FNB Common Stock			CBI Common Stock
	High	Low	Dividend	High	Low	Dividend

2008:
First quarter	$16.50	$12.52	$0.24	$47.25	$41.00	$0.27
Second quarter	16.99	11.74	0.24	48.00	41.00	0.27
Third quarter	20.70	9.30	0.24	44.92	40.75	0.27
Fourth quarter	16.68	9.59	0.24	42.00	35.00	0.27
2009:
First quarter	13.71	5.14	0.12	40.99	35.04	0.28
Second quarter	9.31	5.74	0.12	40.00	35.31	0.28
Third quarter	8.07	5.86	0.12	40.00	31.00	0.28
Fourth quarter	7.45	6.32	0.12	34.50	21.80	0.14
2010:
First quarter	8.66	6.65	0.12	24.23	18.00	—
Second quarter	9.75	7.84	0.12	26.64	17.50	—
Third quarter	8.90	7.53	0.12	39.30	15.36	—
Fourth quarter (through October 19, 2010)	9.31	8.44	—	41.69	38.45	—

We advise you to obtain current market quotations for FNB common stock. The market price of FNB common stock will fluctuate between the date of this proxy statement/prospectus and the completion of the merger. We can provide no assurance concerning the future market price of FNB common stock.

BENEFICIAL OWNERSHIP OF OUR COMMON STOCK

The following table sets forth information pertaining to the beneficial ownership of the outstanding shares of our common stock as of June 30, 2010 by:

•	persons whom we know to own more than 5% of the outstanding shares of our common stock;

•	each director; and

•	our directors and executive officers as a group. We obtained the information set forth below from our records and from information each individual named below furnished to us. We know of no person who owns, beneficially or of record, either individually or with associates, more than 5% of our common stock, except as set forth below.

	Amount and Nature of
Name of Individual or Identify of Group	Beneficial Ownership(1)	Percent of Shares

5% or Greater Holders:
Joseph P. Moore, Jr.	167,830	9.74%
Directors:
David L. Baker	14,523	—
William F. Farber, Sr.	150,960	8.76%
Judd B. Fitze	15,610	—
Dean L. Hesser	2,500	—
John P. Kameen	19,572	1.14%
Erwin T. Kost	11,505	—
Susan F. Mancuso	7,339	—
Joseph P. Moore, III	100	—
Executive Officers:
William R. Boyle	3,591	—
Scott A. Seasock	9,859	—
All directors and executive officers as a group (10 persons)	235,589	13.67%

(1)	Includes shares held: (i) directly, (ii) jointly with spouse, (iii) jointly with various relatives, (iv) by the transfer agent in our dividend reinvestment account, (v) individually in employee benefit plans, (vi in various trusts and (vii) as an administrator of an estate.

PROPOSAL NO. 2

ADJOURNMENT PROPOSAL

The Adjournment Proposal

In the event sufficient votes are not present at our special meeting to constitute a quorum or to adopt the merger agreement, the merger proposal will fail unless we adjourn our special meeting in order to solicit additional proxies from our shareholders. In order to allow shares present in person or by proxy at our special meeting to vote FOR approval of the adjournment of our special meeting, if necessary, we are submitting an adjournment of our special meeting to you as a separate matter for consideration. We will vote properly submitted proxy cards FOR approval of the adjournment proposal, unless otherwise indicated on the proxy. If our shareholders approve the adjournment proposal, we are not required to give any further notice of the time and place of our adjourned meeting other than an announcement of the time and place we provide at our special meeting.

Recommendations of Our Board of Directors

Our board of directors recommends that our shareholders vote FOR approval of the adjournment proposal.

LEGAL MATTERS

Duane Morris LLP, Philadelphia, Pennsylvania, has passed upon the validity of the FNB common stock being registered in connection with the merger for FNB. Duane Morris LLP and Saul Ewing LLP, Philadelphia, Pennsylvania, will deliver their opinions to FNB and us, respectively, as to certain U.S. federal income tax consequences of the merger. See “Material U.S. Federal Income Tax Consequences of the Merger” beginning on page 57.

EXPERTS

The consolidated financial statements of FNB and subsidiaries appearing in FNB’s Annual Report (Form 10-K) for the year ended December 31, 2009 and the effectiveness of FNB’s internal control over financial reporting as of December 31, 2009 have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their reports thereon, included therein and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.

Our consolidated financial statements appearing in our Annual Report (Form 10-K/A) for the year ended December 31, 2009 have been audited by ParenteBeard, LLC, independent registered public accounting firm, as set forth in their report thereon, included therein and which we incorporate by reference in this proxy statement/prospectus. Such consolidated financial statements are incorporated herein by reference in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

OTHER MATTERS

As of the date of this proxy statement/prospectus, neither FNB nor we know of any matter that a shareholder will present for consideration at our special meeting other than adoption of the merger agreement and approval of the adjournment proposal. However, if any other matter properly comes before our special meeting or any adjournment or postponement of our special meeting, we will deem all executed proxy cards we receive as conferring discretionary authority on the individuals named as proxies in such proxy cards to vote the shares represented by such proxy cards as to any such matters. The proxies will vote such shares in accordance with their judgment.

We have not authorized any person to give any information or make any representation other than those FNB or we have included in this proxy statement/prospectus or that FNB or we have incorporated by reference in this proxy statement/prospectus, and, if given or made, you should not rely upon such information or representation as having been authorized by FNB or us.

This proxy statement/prospectus does not constitute an offer to exchange or sell, or a solicitation of an offer to exchange or purchase, the FNB common stock this proxy statement/prospectus offers, nor does it constitute the solicitation of a proxy in any jurisdiction in which FNB or we are not authorized to make such offer or solicitation or to or from any person to whom it is unlawful to make such offer or solicitation.

The information contained in this proxy statement/prospectus speaks as of the date of this proxy statement/prospectus unless we specifically indicate otherwise. The delivery of this proxy statement/prospectus shall not, under any circumstances, create any implication that there has been no change in the affairs of FNB or us since the date of this proxy statement/prospectus or that the information in this proxy statement/prospectus or in the documents FNB or we incorporate by reference in this proxy statement/prospectus is correct at any time subsequent to the date of such information.

This proxy statement/prospectus does not cover any resales of the FNB common stock issued as merger consideration pursuant to this proxy statement/prospectus by any shareholder deemed to be an affiliate of FNB upon the consummation of the merger. FNB has not authorized any person to make use of this proxy statement/prospectus in connection with any such resales.

WHERE YOU CAN FIND MORE INFORMATION

We and FNB file reports, proxy statements and other information with the SEC under the Exchange Act. You may read and copy any reports, statements or other information that FNB or we have filed at the SEC’s public reference room at 100 F Street, N.E., Washington, D.C. 20549. You may call the SEC at 1-800-SEC-0330 for further information on the public reference room. FNB’s and our SEC filings are also available to the public from commercial document retrieval services and at the web site maintained by the SEC at www.sec.gov.

FNB filed a registration statement on Form S-4 with the SEC under the Securities Act to register the shares of FNB common stock issuable to our shareholders upon the merger. This proxy statement/prospectus is a part of that registration statement and constitutes a prospectus of FNB and our proxy statement for our special meeting. As SEC rules permit, this proxy statement/prospectus does not contain all of the information contained in the registration statement.

The SEC allows FNB and us to incorporate information into this proxy statement/prospectus by reference. Incorporation by reference means that we and FNB can disclose important information to you by referring you to another document either FNB or we filed separately with the SEC. The information incorporated by reference is deemed to be part of this proxy statement/prospectus, except for any information that the information in this proxy statement/prospectus supersedes. This proxy statement/prospectus incorporates by reference the documents set forth below that we and FNB have previously filed with the SEC. These documents contain important information about FNB and us.

We incorporate by reference into this proxy statement/prospectus the following documents that FNB (SEC File No. 001-31940) has previously filed with the SEC:

FNB’s Annual Report on Form 10-K for the year ended December 31, 2009;

FNB’s Quarterly Reports on Form 10-Q for the quarterly periods ended March 31, 2010 and June 30, 2010;

FNB’s Current Reports on Form 8-K filed January 25, 2010, January 26, 2010, March 23, 2010, April 26, 2010, May 20, 2010, July 26, 2010, August 9, 2010 and August 10, 2010; and

The description of FNB common stock contained in the FNB registration statement filed pursuant to Section 12 of the Exchange Act, and any amendment or report filed for the purpose of updating such description.

FNB further incorporates by reference into this proxy statement/prospectus any additional documents that it files with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act between the date of this proxy statement/prospectus and the date of our special meeting. These documents include periodic reports such as Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K, as well as proxy statements.

We incorporate by reference into this proxy statement/prospectus the following documents that CBI (SEC File No. 001-17455) has previously filed with the SEC:

Our Annual Report on Form 10-K/A for the year ended December 31, 2009;

Our Quarterly Reports on Form 10-Q for the quarterly periods ended March 31, 2010 and June 30, 2010; and

Our Current Reports on Form 8-K filed January 7, 2010, January 29, 2010, March 2, 2010, March 15, 2010, March 18, 2010, March 19, 2010, May 7, 2010, May 12, 2010, May 19, 2010, July 21, 2010, July 22, 2010, August 6, 2010, August 10, 2010, September 14, 2010, October 7, 2010 and October 12, 2010.

We further incorporate by reference into this proxy statement/prospectus any additional documents that we file with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act between the date of this proxy statement/prospectus and the date of our special meeting. These documents include periodic reports such as Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K, as well as proxy statements.

If you would like to receive a copy of any of the documents incorporated in this proxy statement/prospectus by reference, please contact FNB or CBI at its respective address or telephone number listed under the heading “Reference to Additional Information” in the forepart of this proxy statement/prospectus.

OUR ANNUAL MEETING

We intend to hold a 2011 annual meeting of our shareholders only if FNB or we terminate the merger agreement.

EXECUTION COPY

AGREEMENT AND PLAN OF MERGER
between
F.N.B. CORPORATION
and
COMM BANCORP, INC.
DATED AS OF AUGUST 9, 2010

INDEX OF DEFINED TERMS

Section

Acquisition Proposal	6.11(e)
Agreement	Preamble
Articles of Merger	1.2
Average Closing Price	1.4(d)
Bank Merger	1.10
Bank Merger Agreement	1.10
BHC Act	3.1(b)
Break-up Fee	6.11(f)
Cash Amount	1.4(a)
CBI	Preamble
CBI Articles	3.1(b)
CBI Bank	1.5
CBI Benefit Plans	3.12
CBI Bylaws	3.1(b)
CBI Common Stock	1.4(a)
CBI Disclosure Schedule	Art. 3 Preamble
CBI DRP	1.6
CBI Employment Agreements	3.12
CBI Plan	3.12
CBI Qualified Plans	3.12(d)
CBI Recommendation	6.3
CBI Regulatory Agreement	3.15
CBI Representatives	6.11(a)
CBI Shareholders Meeting	6.3
CBI Subsidiaries	3.1(c)
Certificates	1.4(b)
Change in CBI Recommendation	6.11(b)
Claim	6.7(a)
Closing	9.1
Closing Date	9.1
Code	Preamble
Confidentiality Agreements	6.2(b)
Contamination	3.17(b)
Contracts	5.2(j)
Controlled Group Liability	3.12
Credit Facilities	5.2(f)
Delinquent Loans	3.9
DRSP Plan	1.4(c)
Effective Date	1.2
Effective Time	1.2
Environmental Laws	3.17(b)
Environmental Liability	3.17(b)
ERISA	3.12
ERISA Affiliate	3.12
Exchange Act	4.6

Section

Exchange Agent	2.1
Exchange Fund	2.1
FBCA	1.1(a)
FDIC	3.4
Federal Reserve Board	3.4
FINRA	3.1(c)
FNB	Preamble
FNB 2009 10-K	4.6
FNB 10-Q	4.16
FNB Bank	1.9
FNB Benefit Plans	4.11
FNB Bylaws	4.1(b)
FNB Charter	4.1(b)
FNB Common Stock	1.4(a)
FNB Disclosure Schedule	Art. IV Preamble
FNB Employment Agreement	4.11
FNB Plans	6.6(a)
FNB Preferred Stock	4.2(a)
FNB Qualified Plans	4.11(d)
FNB Regulatory Agreement	4.15
FNB Reports	4.12
FNB Stock Plans	4.2(a)
FNB Subsidiaries	3.1(c)
GAAP	3.1(c)
Governmental Entity	3.4
Hazardous Substances	3.17(b)
HSR Act	3.4
Indemnified Parties	6.7(a)
Injunction	7.1(e)
Insurance Amount	6.7(c)
Intellectual Property	3.24
IRS	3.11(a)
Leased Properties	3.18(c)
Leases	3.18(b)
Loans	3.25(a)
Material Adverse Effect	3.1(c)
Materially Burdensome Regulatory Condition	6.1(d)
Merger	Preamble
Merger Consideration	1.4(a)
Multiemployer Plan	3.12
Multiple Employer Plan	3.12(f)
NYSE	3.1(c)
OCC	3.4
OREO	3.25(b)
Other Regulatory Approvals	3.4
Owned Properties	3.18(a)

Section

PA DOB	3.4
Payment Event	6.11(g)
PBCL	1.1(a)
PBGC	3.12(e)
Person	3.10(a)
Proxy Statement	3.4
Registration Statement	3.4
Regulatory Agencies	3.5
Requisite Regulatory Approvals	7.1(c)
SEC	3.4
Securities Act	1.6(d)
SRO	3.4
Stock Amount	1.4(a)
Subsidiary	3.1(c)
Superior Proposal	6.11(e)
Surviving Company	Preamble
Tax Returns	3.11(c)
Taxes	3.11(b)
The FINRA Stock Market	3.1(c)
Third Party	3.18(d)
Third Party Leases	3.18(d)
Voting Agreement	Preamble
Withdrawal Liability	3.12

AGREEMENT AND PLAN OF MERGER

AGREEMENT AND PLAN OF MERGER, dated as of August 9, 2010 (this “Agreement”), between F.N.B. CORPORATION, a Florida corporation (“FNB”), and COMM BANCORP, INC., a Pennsylvania corporation (“CBI”).

W I T N E S S E T H:

WHEREAS, the Boards of Directors of CBI and FNB have determined that it is in the best interests of their respective companies and their shareholders to consummate the strategic business combination transaction provided for in this Agreement in which CBI will, on the terms and subject to the conditions set forth in this Agreement, merge with and into FNB (the ‘‘Merger”), so that FNB is the surviving company in the Merger (sometimes referred to in such capacity as the “Surviving Company”); and

WHEREAS, for federal income Tax, as defined in Section 3.10(b), purposes, it is intended that the Merger shall qualify as a reorganization under the provisions of Section 368(a) of the Internal Revenue Code of 1986, as amended (the “Code”);

WHEREAS, the members of the CBI Board of Directors and Joseph P. Moore, Jr. will execute a voting agreement in the form of Exhibit B (the “Voting Agreement”); and

WHEREAS, the parties desire to make certain representations, warranties and agreements in connection with the Merger and also to prescribe certain conditions to the Merger.

NOW, THEREFORE, in consideration of the mutual covenants, representations, warranties and agreements contained in this Agreement, and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, and intending to be legally bound hereby, the parties agree as follows:

ARTICLE 1

THE MERGER

1.1 The Merger.

(a) Subject to the terms and conditions of this Agreement, in accordance with the Pennsylvania Business Corporation Law (the “PBCL”) and the Florida Business Corporation Act (the “FBCA”), at the Effective Time as defined in Section 1.2, CBI shall merge with and into FNB. FNB shall be the Surviving Company in the Merger, and shall continue its corporate existence under the laws of the State of Florida. As of the Effective Time, the separate corporate existence of CBI shall cease.

(b) FNB may at any time change the method of effecting the combination and CBI shall cooperate in such efforts, including by entering into an appropriate amendment to this Agreement, to the extent such amendment only changes the method of effecting the business combination and does not substantively affect this Agreement or the rights and obligations of the parties or their respective shareholders under this Agreement; provided, however, that no such change shall (i) alter or change the amount or kind of the Merger Consideration as defined in Section 1.4(a) provided for in this Agreement, (ii) adversely affect the Tax treatment of CBI’s shareholders as a result of receiving the Merger Consideration or the Tax treatment of either party pursuant to this Agreement or (iii) materially impede or delay consummation of the transactions this Agreement contemplates.

1.2 Effective Time.  The Merger shall become effective as set forth in the articles of merger (the “Articles of Merger”) that shall be filed with the Secretary of State of the Commonwealth of Pennsylvania and the Secretary of State of the State of Florida on or before the Closing Date as defined in Section 9.1. The term “Effective Time” shall mean the date and time when the Merger becomes effective as set forth in the Articles of Merger. “Effective Date” shall mean the date on which the Effective Time occurs.

1.3 Effects of the Merger.

(a) Effects Under PBCL and FBCA.  At and after the Effective Time, the Merger shall have the effects set forth in Sections 1921 through 1932 of the PBCL and Sections 607.1101 through 607.11101 of the FBCA.

(b) Directors and Executive Officers of the Surviving Company.  The directors of the Surviving Company immediately after the Merger shall be the directors of FNB immediately prior to the Merger. The executive officers of the Surviving Company immediately after the Merger shall be the executive officers of FNB immediately prior to the Merger.

1.4 Conversion of CBI Capital Stock.

(a) Subject to the provisions of this Agreement, each share of common stock, $.33 par value, of CBI (“CBI Common Stock”) issued and outstanding immediately prior to the Effective Time shall, by virtue of the Merger, no longer be outstanding and shall as of the Effective Time automatically be converted into and shall thereafter represent the right to receive as merger consideration (the “Merger Consideration”) (i) 3.4545 shares of common stock, $.01 par value, of FNB (“FNB Common Stock”) and (ii) an amount in cash equal to $10.00, without interest. As used in this Agreement, “Stock Amount” refers to the aggregate amount of shares of FNB Common Stock to be delivered at the Closing pursuant to Section 1.4(a) and the “Cash Amount” refers to the aggregate amount of cash to be delivered at the Closing pursuant to Section 1.4(a).

(b) At the Effective Time, the stock transfer books of CBI shall be closed as to holders of CBI Common Stock immediately prior to the Effective Time and no transfer of CBI Common Stock by any such holder shall thereafter be made or recognized. If, after the Effective Time, certificates representing CBI Common Stock (“Certificates”) are properly presented in accordance with Section 2.2 of this Agreement to the Exchange Agent, as defined in Section 2.1, such Certificates shall be canceled and converted into the right to receive the Merger Consideration and any dividends or distributions to which the holder of such Certificates is entitled pursuant to Section 2.2(b).

(c) Each holder of CBI Common Stock shall have the option of enrolling the whole shares of FNB Common Stock issuable to such shareholder upon the consummation of the Merger in FNB’s Dividend Reinvestment and Direct Stock Purchase Plan (the “DRSP Plan”)

(d) Notwithstanding any other provision of this Agreement, each holder of CBI Common Stock who would otherwise be entitled to receive a fractional share of FNB Common Stock, after taking into account all Certificates delivered by such holder, shall receive an amount in cash, without interest, rounded to the nearest cent, equal to the product obtained by multiplying (a) the Average Closing Price, as defined below, as of the Closing Date by (b) the fraction of a share, calculated to the nearest ten-thousandth when expressed in decimal form, of FNB Common Stock, to which such holder would otherwise be entitled. No such holder shall be entitled to dividends or other rights in respect of any such fractional shares. “Average Closing Price” means, as of any specified date, the average composite closing price of FNB Common Stock on the NYSE as reported in New York Stock Exchange Composite Transactions in The Wall Street Journal (Eastern Edition) or, if not reported therein, in another mutually agreed upon authoritative source, for each of the 20 consecutive trading days ending on and including the fifth such trading day prior to the specified date rounded to the nearest ten-thousandth.

1.5 CBI 401(K) Plan.  Not later than the day immediately preceding the Closing Date, CBI agrees to cause Community Bank and Trust Company (“CBI Bank”) to (i) terminate its 401(k) Plan and (ii) return to CBI for cancellation shares of CBI Common Stock held by CBI Bank’s Trust Department for future 401(k) Plan distributions that remain at that time undistributed to 401(k) Plan participants, which shares of CBI Common Stock shall be canceled and not be subject to conversion pursuant to Section 1.4.

1.6 CBI DRP Plan.  Not later than the day immediately preceding the Closing Date, CBI agrees to terminate the Dividend Reinvestment Plan of Comm Bancorp, Inc. (the “CBI DRP Plan”) and distribute any fractions prior to the Closing Date.

1.7 FNB Capital Stock.  At and after the Effective Time, each share of FNB capital stock issued and outstanding immediately prior to the Effective Time shall remain issued and outstanding and shall not be affected by the Merger.

1.8 Articles of Incorporation and Bylaws of the Surviving Company.  FNB’s Charter, as defined in Section 4.1(b), as in effect immediately prior to the Effective Time shall be the articles of incorporation of the Surviving Company until thereafter amended in accordance with applicable law. FNB’s Bylaws, as defined in Section 4.1(b), as in effect immediately prior to the Effective Time shall be the bylaws of the Surviving Company until thereafter amended in accordance with applicable law.

1.9 Tax Consequences.  It is intended that the Merger shall constitute a “reorganization” within the meaning of Section 368(a) of the Code, and that this Agreement shall constitute a “plan of reorganization” for purposes of Sections 354 and 361 of the Code.

1.10 The Bank Merger.  As soon as practicable after the execution of this Agreement, CBI and FNB shall cause CBI Bank and First National Bank of Pennsylvania (“FNB Bank”) to enter into a bank merger agreement, the form of which is attached to this Agreement as Exhibit A (the “Bank Merger Agreement”), that provides for the merger of CBI Bank with and into FNB Bank (the “Bank Merger”), in accordance with applicable laws and regulations and the terms of the Bank Merger Agreement and as soon as practicable after consummation of the Merger. The Bank Merger Agreement provides that the directors of FNB Bank upon consummation of the Bank Merger shall be the directors of FNB Bank immediately prior to the Bank Merger.

ARTICLE 2

EXCHANGE OF SHARES

2.1 FNB to Make Merger Consideration Available.  Within four business days following the Effective Time, FNB shall deposit, or shall cause to be deposited, with the Registrar and Transfer Company, (the “Exchange Agent”), for the benefit of the former shareholders of CBI Common Stock for exchange in accordance with this Article 2, (i) authority to issue book entries representing the shares of FNB Common Stock sufficient to deliver the aggregate Stock Amount, (ii) cash in an aggregate amount equal to the Cash Amount for all of the outstanding shares of CBI Common Stock, (iii) immediately available funds equal to any dividends or distributions payable in accordance with Section 2.2(b) and (iv) cash in lieu of any fractional shares (such cash and book entries for shares of FNB Common Stock, collectively being referred to as the “Exchange Fund”), to be issued pursuant to Section 1.4(a) and paid pursuant to Section 1.4(a) in exchange for outstanding shares of CBI Common Stock.

2.2 Exchange of Shares.

(a) After the Effective Time of the Merger, each holder of a Certificate formerly representing CBI Common Stock, other than Treasury Shares, who surrenders or has surrendered such Certificate or customary affidavits and indemnification regarding the loss or destruction of such Certificate, together with duly executed transmittal materials to the Exchange Agent, shall, upon acceptance thereof, be entitled to (i) a book entry representing the FNB Common Stock and (ii) the cash into which the shares of CBI Common Stock shall have been converted pursuant to Section 1.4, as well as cash in lieu of any fractional share of FNB Common Stock to which such holder would otherwise be entitled, if applicable. The Exchange Agent shall accept such Certificate upon compliance with such reasonable and customary terms and conditions as the Exchange Agent may impose to effect an orderly exchange thereof in accordance with normal practices. Until surrendered as contemplated by this Section 2.2, each Certificate representing CBI Common Stock shall be deemed from and after the Effective Time of the Merger to evidence only the right to receive the Merger Consideration to which it is entitled hereunder upon such surrender. FNB shall not be obligated to deliver the Merger Consideration to which any former holder of CBI Common Stock is entitled as a result of the Merger until such holder surrenders his Certificate or Certificates for exchange as provided in this Section 2.2. If any certificate for shares of FNB Common Stock, or any check representing cash and/or declared but unpaid dividends, is to be issued in a name other than that in which a Certificate surrendered for exchange is issued, the Certificate so surrendered shall be properly endorsed and otherwise in proper form for transfer and the person requesting such exchange shall affix any requisite stock transfer tax stamp to the Certificate surrendered or provide funds for their purchase or establish to the satisfaction of the Exchange Agent that such taxes are not payable.

(b) No dividends or other distributions declared or made after the Effective Time of the Merger with respect to FNB Common Stock with a record date after the Effective Time of the Merger shall be paid to the holder of any unsurrendered Certificate with respect to the shares of FNB Common Stock represented thereby or issuable in respect thereof, and no cash payment in lieu of a fractional share shall be paid to any such holder pursuant to Section 1.4, until the holder of record of such Certificate shall surrender such Certificate. Subject to the effect of applicable laws, following surrender of any such Certificate, FNB shall cause the book entries to be made for the benefit of such record holder representing whole shares of FNB Common Stock issued in exchange for such Certificate and FNB shall pay to such record holder, without interest, (i) at the time of such surrender, the amount of any cash payable in lieu of a fractional share of FNB Common Stock to which such holder is entitled pursuant to Section 1.4 and the amount of dividends or other distributions with a record date on or after the Effective Time of the Merger theretofore paid with respect to such whole shares of FNB Common Stock, and (ii) at the appropriate payment date, the amount of dividends or other distributions with a record date after the Effective Time of the Merger but prior to surrender and a payment date subsequent to surrender payable with respect to such whole shares of FNB Common Stock.

(c) All cash and shares of FNB Common Stock issued upon the surrender for exchange of shares of CBI Common Stock or the provision of customary affidavits and indemnification for lost or mutilated Certificates in accordance with the terms of this Agreement and the letter of transmittal, including any cash paid pursuant to Section 1.4, shall be deemed to have been issued in full satisfaction of all rights pertaining to such shares of CBI Common Stock, and there shall be no further registration of transfers on the stock transfer books of FNB, after the Merger, of the shares of CBI Common Stock that were outstanding immediately prior to the Effective Time of the Merger. If, after the Effective Time of the Merger, Certificates are presented to FNB for any reason, they shall be canceled and exchanged as provided in this Agreement.

(d) Any portion of the Exchange Fund, including any interest thereon, that remains undistributed to the shareholders of CBI following the passage of 12 months after the Effective Time of the Merger shall be delivered to FNB, upon demand, and any shareholders of CBI who have not theretofore complied with this Section 2.2 shall thereafter look only to FNB for payment of their claim for cash and for FNB Common Stock, any cash in lieu of fractional shares of FNB Common Stock and any dividends or distributions with respect to FNB Common Stock.

(e) Neither CBI nor FNB shall be liable to any holder of shares of CBI Common Stock or FNB Common Stock, as the case may be, for such shares, and cash or dividends or distributions with respect thereto, or cash from the Exchange Fund delivered to a public official pursuant to any applicable abandoned property, escheat or similar law.

(f) The Exchange Agent shall not be entitled to vote or exercise any rights of ownership with respect to the shares of FNB Common Stock and cash held by it from time to time hereunder, except that it shall receive and hold all dividends or other distributions paid or distributed with respect to such shares of FNB Common Stock for the account of the Persons entitled thereto.

2.3 Adjustments for Dilution and Other Matters.  If prior to the Effective Time of the Merger:

(a) FNB shall declare a stock dividend or distribution on FNB Common Stock with a record date prior to the Effective Time of the Merger, or subdivide, split up, reclassify or combine FNB Common Stock, or make a distribution other than a regular quarterly cash dividend not in excess of $.20 per share, on FNB Common Stock in any security convertible into FNB Common Stock, in each case with a record date prior to the Effective Time of the Merger; or

(b) the outstanding shares of FNB Common Stock shall have been increased, decreased, changed into or exchanged for a different number or kind of shares or securities, in each case as a result of a reorganization, recapitalization, reclassification, stock dividend, stock split, reverse stock split or other similar change in FNB’s capitalization other than pursuant to a business combination transaction with another bank holding company or financial services company, then a proportionate adjustment or adjustments will be made to the Merger Consideration, which adjustment may include, as appropriate, the issuance of securities, property or cash on the same basis as that on which any of the foregoing shall have been issued or issuable to, distributed or distributable to or paid or payable to holders of FNB Common Stock generally.

2.4 Withholding Rights.  The Exchange Agent or, subsequent to the first anniversary of the Effective Time, FNB, shall be entitled to deduct and withhold from any cash portion of the Merger Consideration, any cash in lieu of fractional shares of FNB Common Stock, cash dividends or distributions payable pursuant to Section 2.2(b) and any other cash amounts otherwise payable pursuant to this Agreement to any holder of CBI Common Stock such amounts as the Exchange Agent or FNB, as the case may be, is required to deduct and withhold under the Code, or any provision of state, local or foreign Tax law, with respect to the making of such payment. To the extent the amounts are so withheld by the Exchange Agent or FNB, as the case may be, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the holder of shares of CBI Common Stock in respect of whom such deduction and withholding was made by the Exchange Agent or FNB, as the case may be.

ARTICLE 3

REPRESENTATIONS AND WARRANTIES OF CBI

Except as disclosed in the disclosure schedule delivered by CBI to FNB (the “CBI Disclosure Schedule”), CBI hereby represents and warrants to FNB as follows:

3.1 Corporate Organization.

(a) CBI is a corporation duly organized, validly existing and in good standing under the laws of the Commonwealth of Pennsylvania. CBI has the corporate power and authority and has all licenses, permits and authorizations of applicable Governmental Entities required to own or lease all of its properties and assets and to carry on its business as it is now being conducted, and is duly licensed or qualified to do business in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned or leased by it makes such licensing or qualification necessary, except where such failure to be licensed or qualified does not have a Material Adverse Effect upon CBI.

(b) CBI is duly registered as a bank holding company under the Bank Holding Company Act of 1956, as amended (the “BHC Act”). True and complete copies of the Articles of Incorporation of CBI (the “CBI Articles”) and the Bylaws of CBI (the “CBI Bylaws”), as in effect as of the date of this Agreement, have previously been made available to FNB.

(c) Each of CBI’s Subsidiaries (i) is duly organized and validly existing under the laws of its jurisdiction of organization, (ii) is duly qualified to do business and in good standing in all jurisdictions, whether federal, state, local or foreign, where its ownership or leasing of property or the conduct of its business requires it to be so qualified and (iii) has all requisite corporate power and authority, and has all licenses, permits and authorizations of applicable Governmental Entities required, to own or lease its properties and assets and to carry on its business as now conducted, except in each of (i) — (iii) as would not be reasonably likely to have, either individually or in the aggregate, a Material Adverse Effect on CBI. As used in this Agreement, (i) the word “Subsidiary” when used with respect to either party, means any corporation, partnership, joint venture, limited liability company or any other entity (A) of which such party or a subsidiary of such party is a general partner or (B) at least a majority of the securities or other interests of which having by their terms ordinary voting power to elect a majority of the board of directors or persons performing similar functions with respect to such entity is directly or indirectly owned by such party and/or one or more subsidiaries thereof, and the terms “CBI Subsidiaries” and “FNB Subsidiaries” shall mean any direct or indirect Subsidiary of CBI or FNB, respectively, and (ii) the term “Material Adverse Effect” means, with respect to FNB, CBI or the Surviving Company, as the case may be, any event, circumstance, development, change or effect that alone or in the aggregate with other events, circumstances, developments, changes or effects (A) is materially adverse to the business, results of operations or financial condition of such party and its Subsidiaries taken as a whole; provided, however, that, with respect to this clause (A), Material Adverse Effect shall not be deemed to include effects to the extent resulting from (1) changes, after the date of this Agreement, in U.S. generally accepted accounting principles (“GAAP”) or regulatory accounting requirements applicable to banks or savings associations and their holding companies generally, (2) changes, after the date of this Agreement, in laws, rules or regulations of general applicability or interpretations thereof by courts or Governmental Entities, as defined in Section 3.4, (3) actions or omissions of (a) FNB or (b) CBI, taken at the request of, or with the prior written consent of the other or required hereunder, (4) changes, events or developments, after the date of this Agreement, in the national or world economy or financial or securities markets generally or changes, events or developments, after the date of this Agreement in general economic conditions or other changes, events or developments, after the date of this Agreement that affect banks or their holding companies generally except to the extent that such changes have a materially disproportionate adverse effect on such party relative to other similarly situated participants in the markets or industries in which they operate, (5) consummation or public disclosure of the transactions this Agreement contemplates, including the resignation of employment of employees or any impact on such party’s business, customer relations, condition or results of operations, in each case as a result therefrom, (6) any outbreak or escalation of war or hostilities, any occurrence or threats of terrorist acts or any armed hostilities associated therewith and any national or international calamity, disaster or emergency or any escalation thereof, (7) any changes in interest rates or foreign currency rates, (8) any claim, suit, action, audit, arbitration, investigation, inquiry or other proceeding or order which in any manner challenges, seeks to prevent, enjoin, alter or delay, or seeks damages as a result of or in connection with, the transactions this Agreement contemplates, (9) any failure by such party to meet any published, whether by such party or a third party research analyst, or internally prepared estimates of revenues or earnings, (10) a decline in the price, or a change in the trading volume of, such party’s common stock on The Financial Industry Regulatory Authority, including any successor exchange (“FINRA”), or the New York Stock Exchange, including any successor exchange (“NYSE”), as applicable, and (11) any matter to the extent that (i) it is disclosed in reasonable detail in the party’s disclosure schedules delivered to the other party pursuant to this Agreement or in such party’s SEC reports referenced in Section 4.12, as applicable, and (ii) such disclosed matter does not worsen in a materially adverse manner or (B) materially delays or impairs the ability of such party to timely consummate the transactions this Agreement contemplates.

3.2 Capitalization.

(a) The authorized capital stock of CBI consists of 12,000,000 shares of CBI Common Stock, of which, as of June 30, 2010, 1,722,923 shares were issued and outstanding. As of June 30, 2010, no shares of CBI Common Stock were reserved for issuance pursuant to stock options or any other rights to purchase or otherwise acquire any capital stock of CBI. All of the issued and outstanding shares of CBI Common Stock have been duly authorized and validly issued and are fully paid, nonassessable and free of preemptive rights. Except pursuant to this Agreement and as set forth in Section 3.2(a) of the CBI Disclosure Schedule, CBI does not have and is not bound by any outstanding subscriptions, options, warrants, calls, commitments or agreements of any character calling for the purchase or issuance of any shares of CBI Common Stock or any other equity securities of CBI or any securities representing the right to purchase or otherwise receive any shares of CBI Common Stock.

(b) All of the issued and outstanding shares of capital stock or other equity ownership interests of each Subsidiary of CBI are owned by CBI, directly or indirectly, free and clear of any material liens, pledges, charges and security interests and similar encumbrances, other than liens for property Taxes not yet due and payable (“Liens”), and all of such shares or equity ownership interests are duly authorized and validly issued and are fully paid, nonassessable and free of preemptive rights, except as provided in Section 1530 of the PBCL or similar laws in the case of depository institutions. No such Subsidiary has or is bound by any outstanding subscriptions, options, warrants, calls, commitments or agreements of any character calling for the purchase or issuance of any shares of capital stock or any other equity security of such Subsidiary or any securities representing the right to purchase or otherwise receive any shares of capital stock or any other equity security of such Subsidiary.

3.3 Authority; No Violation.

(a) CBI has full corporate power and authority to execute and deliver this Agreement and to consummate the transactions this Agreement contemplates, subject to the receipt of necessary CBI Shareholder and Regulatory Approvals. The execution and delivery of this Agreement and the consummation of the transactions this Agreement contemplates have been duly and validly approved by the Board of Directors of CBI. Except for the approval and adoption of this Agreement and the transactions this Agreement contemplates by the affirmative vote of the holders of 75% of the outstanding shares of CBI Common Stock at such meeting at which a quorum is present, no other corporate approvals on the part of CBI are necessary to approve this Agreement. This Agreement has been duly and validly executed and delivered by CBI and, assuming due authorization, execution and delivery by FNB, constitutes the valid and binding obligation of CBI, enforceable against CBI in accordance with its terms, except as may be limited by bankruptcy, insolvency, moratorium, reorganization or similar laws affecting the rights of creditors generally and the availability of equitable remedies.

(b) Neither the execution and delivery of this Agreement by CBI nor the consummation by CBI of the transactions this Agreement contemplates, nor compliance by CBI with any of the terms or provisions of this Agreement, will (i) violate any provision of the CBI Articles or the CBI Bylaws or (ii) assuming that the consents, approvals and filings referred to in Section 3.4 are duly obtained and/or made and are in full force and effect, (A) violate any statute, code, ordinance, rule, regulation, judgment, order, writ, decree or Injunction as defined in Section 7.1(e) applicable to CBI, any of its Subsidiaries or any of their respective properties or assets or (B) violate, conflict with, result in a breach of any provision of, constitute a default or an event which, with notice or lapse of time, or both, would constitute a default under, result in the termination of or a right of termination or cancellation under, accelerate the performance required by, or result in the creation of any Lien upon any of the respective properties or assets of CBI or any of its Subsidiaries under, any of the terms, conditions or provisions of any note, bond, mortgage, indenture, deed of trust, license, lease, agreement or other instrument or obligation to which CBI or any of its Subsidiaries is a party, or by which they or any of their respective properties or assets may be bound or affected, except for such violations, conflicts, breaches or defaults with respect to clause (ii) that are not reasonably likely to have, either individually or in the aggregate, a Material Adverse Effect on CBI.

3.4 Consents and Approvals.  Except for (i) the filing by FNB of applications and notices, as applicable, with the Board of Governors of the Federal Reserve System (the “Federal Reserve Board”) under the BHC Act and the Federal Reserve Act, as amended, and approval of such applications and notices, and, in connection with the merger of CBI Bank with and into FNB Bank, the filing by FNB of applications and notices, as applicable, with the Federal Deposit Insurance Corporation (the “FDIC”), the Office of the Comptroller of the Currency (the “OCC”) or the Pennsylvania Department of Banking (the “PA DOB”) and the Federal Reserve Board, and approval of such applications and notice, (ii) the filing by FNB of any required applications or notices with any foreign or state banking, insurance or other regulatory or self-regulatory authorities and approval of such applications and notices (the “Other Regulatory Approvals”), (iii) the filing by FNB with the Securities and Exchange Commission (the “SEC”) of a proxy statement in definitive form relating to the meetings of CBI shareholders to be held in connection with this Agreement (the ‘‘Proxy Statement”) and the transactions this Agreement contemplates and of a registration statement by FNB on Form S-4 that is declared effective (the “Registration Statement”) in which the Proxy Statement will be included as a prospectus, and declaration of effectiveness of the Registration Statement, (iv) the filing by FNB of the Articles of Merger with and the acceptance for record by the Secretary of State of the Commonwealth of Pennsylvania pursuant to the PBCL and the filing of the Articles of Merger with and the acceptance for record by the Secretary of State of the State of Florida pursuant to the FBCA, (v) any notices or filings by CBI and FNB required under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), (vi) any consents, authorizations, approvals, filings or exemptions by FNB in connection with compliance with the applicable provisions of federal and state securities laws relating to the regulation of broker-dealers, investment advisers or transfer agents and the rules and regulations thereunder and of any applicable industry self-regulatory organization (“SRO”), and the rules of FINRA or the NYSE, or that are required under consumer finance, insurance mortgage banking and other similar laws, (vii) approval of the listing of such FNB Common Stock issuable in the Merger, (viii) the adoption of this Agreement by the requisite vote of shareholders of CBI and (ix) filings, if any, required by FNB as a result of the particular status of FNB, no consents or approvals of or filings or registrations by FNB with any court, administrative agency or commission or other governmental authority or instrumentality or SRO (each a “Governmental Entity”) are necessary in connection with (A) the execution and delivery by CBI of this Agreement and (B) the consummation by CBI of the Merger and the other transactions this Agreement contemplates. Nothing in this Section 3.4 is intended or shall be construed as requiring CBI to take any of the actions described in this Agreement, or relieving FNB of its obligations to make such filings or obtain approvals or consents necessary to the consummation of this Agreement and the transactions contemplated in this Agreement.

3.5 Reports.  CBI and each of its Subsidiaries have in all material respects timely filed all reports, registrations and statements, together with any amendments required to be made with respect thereto, that they were required to file since January 1, 2008 with (i) the Federal Reserve Board, (ii) the FDIC, (iii) any state regulatory authority, (iv) any foreign regulatory authority and (v) any SRO (collectively, “Regulatory Agencies”) and with each other applicable Governmental Entity, and all other reports and statements required to be filed by them since January 1, 2008, including any report or statement required to be filed pursuant to the laws, rules or regulations of the United States, any state, any foreign entity, or any Regulatory Agency, and have paid all fees and assessments due and payable in connection therewith. Except for normal examinations conducted by a Regulatory Agency in the ordinary course of the business of CBI and its Subsidiaries, no Regulatory Agency has initiated or has pending any proceeding or, to the knowledge of CBI, investigation into the business or operations of CBI or any of its Subsidiaries since January 1, 2008. There (i) is no unresolved violation, criticism or exception by any Regulatory Agency with respect to any report or statement relating to any examinations or inspections of CBI or any of its Subsidiaries and (ii) has been no formal or informal inquiries by, or disagreements or disputes with, any Regulatory Agency with respect to the business, operations, policies or procedures of CBI since January 1, 2008, except as set forth in Section 3.5 of the CBI Disclosure Schedule.

3.6 Financial Statements.

(a) (i) CBI has previously made available to FNB copies of the consolidated balance sheets of CBI and its Subsidiaries as of December 31, 2007, 2008 and 2009 (as restated), and the related consolidated statements of income, shareholders’ equity and cash flows for the years then ended, accompanied by the audit reports of their independent registered public accountants with respect to CBI for the years ended December 31, 2007, 2008 and 2009. The December 31, 2009 consolidated balance sheet of CBI, as restated, including the related notes, where applicable, fairly presents in all material respects the consolidated financial position of CBI and its Subsidiaries as of the date thereof, and the other financial statements referred to in this Section 3.6, including the related notes, where applicable, fairly present in all material respects the results of the consolidated operations, cash flows and changes in shareholders equity and consolidated financial position of CBI and its Subsidiaries for the respective fiscal periods or as of the respective dates set forth in this Agreement, subject to normal year-end audit adjustments in amounts consistent with past experience in the case of unaudited statements, each of such statements, including the related notes, where applicable, complies in all material respects with applicable accounting requirements and with the published rules with respect thereto and each of such statements, including the related notes, where applicable, has been prepared in all material respects in accordance with GAAP consistently applied during the periods involved, except, in each case, as indicated in such statements or in the notes thereto. The books and records of CBI and its Subsidiaries have been, and are being, maintained in all material respects in accordance with GAAP and any other applicable legal and accounting requirements and reflect only actual transactions.

(b) No agreement pursuant to which any loans or other assets have been or shall be sold by CBI or its Subsidiaries entitled the buyer of such loans or other assets, unless there is material breach of a representation or covenant by CBI or its Subsidiaries, to cause CBI or its Subsidiaries to repurchase such loan or other asset or the buyer to pursue any other form of recourse against CBI or its Subsidiaries. To the knowledge of CBI, there has been no material breach of a representation or covenant by CBI or its Subsidiaries in any such agreement. Since March 1, 2010, CBI has made no cash, stock or other dividend or any other distribution with respect to the capital stock of CBI or any of its Subsidiaries has been declared, set aside or paid. Except as disclosed in Section 3.6 of the CBI Disclosure Schedule, no shares of capital stock of CBI have been purchased, redeemed or otherwise acquired, directly or indirectly, by CBI since January 1, 2008, and no agreements have been made to do the foregoing.

3.7 Broker’s Fees.  Except as set forth in Section 3.7 of the CBI Disclosure Schedule, neither CBI nor any CBI Subsidiary nor any of their respective officers or directors has employed any broker or finder or incurred any liability for any broker’s fees, commissions or finder’s fees in connection with the Merger or related transactions this Agreement contemplates.

3.8 Absence of Certain Changes or Events.  Since December 31, 2009, except as set forth in Schedule 3.8 of the CBI Disclosure Schedule, (i) CBI and its Subsidiaries have, except in connection with the negotiation and execution and delivery of this Agreement, carried on their respective businesses in all material respects in the ordinary course consistent with past practice and (ii) there has not been any Material Adverse Effect with respect to CBI.

3.9 Material Adverse Effect.  A Material Adverse Effect shall be deemed to have occurred if CBI’s Delinquent Loans as of any month end prior to the Closing Date, excluding any month end subsequent to June 30, 2011, equals or exceeds $65 million. “Delinquent Loans” shall mean (i) all loans with principal and/or interest that are 30-89 days past due, (ii) all loans with principal and/or interest that are at least 90 days past due and still accruing, (iii) all loans with principal and/or interest that are nonaccruing, (iv) restructured and impaired loans, (v) OREO and (vi) net charge-offs from June 30, 2010 through the Closing Date.

3.10 Legal Proceedings.

(a) There is no pending, or, to CBI’s knowledge, threatened, litigation, action, suit, proceeding, investigation or arbitration by any individual, partnership, corporation, trust, joint venture, organization or other entity (each, a “Person”) or Governmental Entity that has had, or is reasonably likely to have a Material Adverse Effect on CBI and its Subsidiaries, taken as a whole, in each case with respect to CBI or any of its Subsidiaries or any of their respective properties or permits, licenses or authorizations.

(b) There is no judgment, or regulatory restriction, other than those of general application that apply to similarly situated financial or bank holding companies or their Subsidiaries, that has been imposed upon CBI, any of its Subsidiaries or the assets of CBI or any of its Subsidiaries, that has had, or is reasonably likely to have, a Material Adverse Effect on CBI and its Subsidiaries, taken as a whole.

3.11 Taxes and Tax Returns.

(a) Each of CBI and its Subsidiaries has duly and timely filed, including all applicable extensions, all Tax Returns as defined in subsection (c) below required to be filed by it on or prior to the date of this Agreement, all such Tax Returns being accurate and complete in all material respects, has timely paid or withheld and timely remitted all Taxes shown thereon as arising and has duly and timely paid or withheld and timely remitted all Taxes, whether or not shown on any Tax Return, that are due and payable or claimed to be due from it by a Governmental Entity other than Taxes that (i) are being contested in good faith, which have not been finally determined, and (ii) have been adequately reserved against in accordance with GAAP on CBI’s most recent consolidated financial statements. All required estimated Tax payments sufficient to avoid any underpayment penalties or interest have been made by or on behalf of each of CBI and its Subsidiaries. Neither CBI nor any of its Subsidiaries has granted any extension or waiver of the limitation period for the assessment or collection of Tax that remains in effect. Except as set forth in Section 3.10 of the CBI Disclosure Schedule, there are no disputes, audits, examinations or proceedings in progress or pending, including any notice received of an intent to conduct an audit or examination, or claims asserted, for Taxes upon CBI or any of its Subsidiaries. No claim has been made by a Governmental Entity in a jurisdiction where CBI or any of its Subsidiaries have not filed Tax Returns such that CBI or any of its Subsidiaries is or may be subject to taxation by that jurisdiction. All deficiencies asserted or assessments made as a result of any examinations by any Governmental Entity of the Tax Returns of, or including, CBI or any of its Subsidiaries have been fully paid. No issue has been raised by a Governmental Entity in any prior examination or audit of each of CBI and its Subsidiaries which, by application of the same or similar principles, could reasonably be expected to result in a proposed deficiency in respect of such Governmental Entity for any subsequent taxable period. There are no Liens for Taxes, other than statutory liens for Taxes not yet due and payable, upon any of the assets of CBI or any of its Subsidiaries. Neither CBI nor any of its Subsidiaries is a party to or is bound by any Tax sharing, allocation or indemnification agreement or arrangement, other than such an agreement or arrangement exclusively between or among CBI and its Subsidiaries. Neither CBI nor any of its Subsidiaries (A) has been a member of an affiliated group filing a consolidated federal income Tax Return, other than a group the common parent of which was CBI, or (B) has any liability for the Taxes of any Person, other than CBI or any of its Subsidiaries, under Treas. Reg. §1.1502-6, or any similar provision of state, local or foreign law, or as a transferee or successor, by contract or otherwise. Neither CBI nor any of its Subsidiaries has been, within the past two years or otherwise as part of a “plan” or series of related transactions, within the meaning of Section 355(e) of the Code, of which the Merger is also a part, or a “distributing corporation” or a “controlled corporation”, within the meaning of Section 355(a)(1)(A) of the Code, in a distribution of stock intended to qualify for tax-free treatment under Section 355 of the Code. Except as set forth in Section 3.2(a) of the CBI Disclosure Schedule, no share of CBI Common Stock is owned by a Subsidiary of CBI. CBI is not and has not been a “United States real property holding company” within the meaning of Section 897(c)(2) of the Code during the applicable period specified in Section 897(c)(1)(A)(ii) of the Code. Neither CBI, its Subsidiaries nor any other Person on their behalf has executed or entered into any written agreement with, or obtained or applied for any written consents or written clearances or any other Tax rulings from, nor has there been any written agreement executed or entered into on behalf of any of them with any Governmental Entity, relating to Taxes, including any private letter rulings of the U.S. Internal Revenue Service (“IRS”) or comparable rulings of any Governmental Entity and closing agreements pursuant to Section 7121 of the Code or any predecessor provision thereof or any similar provision of any applicable law, which rulings or agreements would have a continuing effect after the Effective Time. Neither CBI nor any of its Subsidiaries has engaged in a “reportable transaction,” as set forth in Treas. Reg. §1.6011-4(b), or any transaction that is the same as or substantially similar to one of the types of transactions that the IRS has determined to be a tax avoidance transaction and identified by notice, regulation or other form of published guidance as a “listed transaction,” as set forth in Treas. Reg. §1.6011-4(b)(2). FNB has received complete copies of (i) all federal, state, local and foreign income or franchise Tax Returns of CBI and its Subsidiaries relating to the taxable periods beginning January 1, 2009 or later and (ii) any audit report issued within the last three years relating to any Taxes due from or with respect to CBI or its Subsidiaries. Neither CBI, any of its Subsidiaries nor FNB, as a successor to CBI, will be required to include any item of material income in, or exclude any material item of deduction from, taxable income for any taxable period or portion thereof ending after the Closing Date as a result of any (i) change in method of accounting for a taxable period ending on or prior to the Closing Date, (ii) installment sale or open transaction disposition made on or prior to the Effective Time, (iii) prepaid amount received on or prior to the Closing Date or (iv) deferred intercompany gain or any excess loss account of CBI or any of its Subsidiaries for periods or portions of periods described in Treasury Regulations under Section 1502 of the Code, or any corresponding or similar provision of state, local or foreign law, for periods or portions thereof ending on or before the Closing Date.

(b) As used in this Agreement, the term “Tax” or “Taxes” means (i) all federal, state, local, and foreign income, excise, gross receipts, gross income, ad valorem, profits, gains, property, capital, sales, transfer, use, payroll, bank shares tax, employment, severance, withholding, duties, intangibles, franchise, backup withholding, inventory, capital stock, license, employment, social security, unemployment, excise, stamp, occupation, and estimated taxes, and other taxes, charges, levies or like assessments, (ii) all interest, penalties, fines, additions to tax or additional amounts imposed by any Governmental Entity in connection with any item described in clause (i) and (iii) any transferee liability in respect of any items described in clauses (i) or (ii) payable by reason of Contract, assumption, transferee liability, operation of Law, Treas. Reg §1.1502-6(a) or any predecessor or successor thereof of any analogous or similar provision under law or otherwise.

(c) As used in this Agreement, the term “Tax Return” means any return, declaration, report, claim for refund, or information return or statement relating to Taxes, including any schedule or attachment thereto, and including any amendment thereof, supplied or required to be supplied to a Governmental Entity and any amendment thereof including, where permitted or required, combined, consolidated or unitary returns for any group of entities.

3.12 Employee Benefits.  For purposes of this Agreement, the following terms shall have the following meaning:

“Controlled Group Liability” means any and all liabilities (i) under Title IV of ERISA, (ii) under Section 302 of ERISA, (iii) under Sections 412 and 4971 of the Code and (iv) as a result of a failure to comply with the continuation coverage requirements of Section 601 et seq. of ERISA and Section 4980B of the Code other than such liabilities that arise solely out of, or relate solely to, the CBI Benefit Plans.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended, and the regulations promulgated thereunder.

“ERISA Affiliate” means, with respect to any entity, trade or business, any other entity, trade or business that is, or was at the relevant time, a member of a group described in Section 414(b), (c), (m) or (o) of the Code or Section 4001(b)(1) of ERISA that includes or included the first entity, trade or business, or that is, or was at the relevant time, a member of the same “controlled group” as the first entity, trade or business pursuant to Section 4001(a)(14) of ERISA.

“Multiemployer Plan” means any “multiemployer plan” within the meaning of Section 4001(a)(3) of ERISA.

“CBI Benefit Plans” means any material employee benefit plan, program, policy, practice, or other arrangement providing benefits to any current or former employee, officer or director of CBI or any of its Subsidiaries or any beneficiary or dependent thereof that is sponsored or maintained by CBI or any of its Subsidiaries or to which CBI or any of its Subsidiaries contributes or is obligated to contribute, whether or not written, including without limitation any employee welfare benefit plan within the meaning of Section 3(1) of ERISA, any employee pension benefit plan within the meaning of Section 3(2) of ERISA, whether or not such plan is subject to ERISA, and any bonus, incentive, deferred compensation, vacation, stock purchase, stock option, severance, employment, change of control or fringe benefit plan, program or policy.

“CBI Employment Agreements” means a written contract, offer letter or agreement of CBI or any of its Subsidiaries with or addressed to any individual who is rendering or has rendered services thereto as an employee pursuant to which CBI or any of its Subsidiaries has any actual or contingent liability or obligation to provide compensation and/or benefits in consideration for past, present or future services.

“CBI Plan” means any CBI Benefit Plan other than a Multiemployer Plan.

“Withdrawal Liability” means liability to a Multiemployer Plan as a result of a complete or partial withdrawal from such Multiemployer Plan, as those terms are defined in Part I of Subtitle E of Title IV of ERISA.

(a) Section 3.12(a) of the CBI Disclosure Schedule includes a complete list of all material CBI Benefit Plans and all material CBI Employment Agreements.

(b) With respect to each CBI Plan, CBI has delivered or made available to FNB a true, correct and complete copy of: (i) each writing constituting a part of such CBI Plan, including without limitation all plan documents, current employee communications, benefit schedules, trust agreements, and insurance contracts and other funding vehicles, (ii) the most recent Annual Report (Form 5500 Series) and accompanying schedule, if any, (iii) the current summary plan description and any material modifications thereto, if any, in each case, whether or not required to be furnished under ERISA, (iv) the most recent annual financial report, if any, (v) the most recent actuarial report, if any and (vi) the most recent determination letter from the IRS, if any. CBI has delivered or made available to FNB a true, correct and complete copy of each material CBI Employment Agreement.

(c) All material contributions required to be made to any CBI Plan by applicable law or regulation or by any plan document or other contractual undertaking, and all material premiums due or payable with respect to insurance policies funding any CBI Plan, for any period through the date of this Agreement have been timely made or paid in full or, to the extent not required to be made or paid on or before the date of this Agreement, have been fully reflected on the financial statements to the extent required by GAAP. Each CBI Benefit Plan that is an employee welfare benefit plan under Section 3(1) of ERISA either (i) is funded through an insurance company contract and is not a “welfare benefit fund” within the meaning of Section 419 of the Code or (ii) is unfunded.

(d) With respect to each CBI Plan, CBI and its Subsidiaries have complied, and are now in compliance, in all material respects, with all provisions of ERISA, the Code and all laws and regulations applicable to such CBI Plans. Each CBI Plan has been administered in all material respects in accordance with its terms. There is not now, nor do any circumstances exist that would reasonably be expected to give rise to, any requirement for the posting of security with respect to any CBI Plan or the imposition of any material lien on the assets of CBI or any of its Subsidiaries under ERISA or the Code. Section 3.12(d) of the CBI Disclosure Schedule identifies each CBI Plan that is intended to be a “qualified plan” within the meaning of Section 401(a) of the Code (the “CBI Qualified Plans”). The IRS has issued a favorable determination letter with respect to each CBI Qualified Plan and the related trust that has not been revoked or CBI is entitled to rely on a favorable opinion issued by the IRS, and, to the knowledge of CBI, there are no existing circumstances and no events have occurred that would reasonably be expected to adversely affect the qualified status of any CBI Qualified Plan or the related trust. No trust funding any CBI Plan is intended to meet the requirements of Code Section 501(c)(9). To the knowledge of CBI, none of CBI and its Subsidiaries nor any other person, including any fiduciary, has engaged in any “prohibited transaction”, as defined in Section 4975 of the Code or Section 406 of ERISA, which would reasonably be expected to subject any of the CBI Plans or their related trusts, CBI, any of its Subsidiaries or any person that CBI or any of its Subsidiaries has an obligation to indemnify, to any material Tax or penalty imposed under Section 4975 of the Code or Section 502 of ERISA.

(e) Except as set forth in Section 3.12(e) of the CBI Disclosure Schedule with respect to each CBI Plan that is subject to Title IV or Section 302 of ERISA or Section 412 or 4971 of the Code, (i) there does not exist any accumulated funding deficiency within the meaning of Section 412 of the Code or Section 302 of ERISA, whether or not waived, and (ii) (A) the fair market value of the assets of such CBI Plan equals or exceeds the actuarial present value of all accrued benefits under such CBI Plan, whether or not vested, on a termination basis, (B) no reportable event within the meaning of Section 4043(c) of ERISA for which the 30-day notice requirement has not been waived has occurred, (C) all premiums, if any, to the Pension Benefit Guaranty Corporation (the “PBGC”) have been timely paid in full, (D) no liability, other than for premiums to the PBGC, under Title IV of ERISA has been or would reasonably be expected to be incurred by CBI or any of its Subsidiaries and (E) the PBGC has not instituted proceedings to terminate any such CBI Plan and, to CBI’s knowledge, no condition exists that makes it reasonably likely that such proceedings will be instituted or which would reasonably be expected to constitute grounds under Section 4042 of ERISA for the termination of, or the appointment of a trustee to administer, any such CBI Plan, except as would not have a Material Adverse Effect, individually or in the aggregate, in the case of clauses (A), (B), (C), (D) and (E).

(f) (i) No CBI Benefit Plan is a Multiemployer Plan or a plan that has two or more contributing sponsors at least two of whom are not under common control, within the meaning of Section 4063 of ERISA (a “Multiple Employer Plan”), (ii) none of CBI and its Subsidiaries nor any of their respective ERISA Affiliates has, at any time during the last six years, contributed to or been obligated to contribute to any Multiemployer Plan or Multiple Employer Plan and (iii) none of CBI and its Subsidiaries nor any of their respective ERISA Affiliates has incurred, during the last six years, any Withdrawal Liability that has not been satisfied in full. There does not now exist, nor do any circumstances exist that would reasonably be likely to result in, any Controlled Group Liability that would be a liability of CBI or any of its Subsidiaries following the Effective Time, other than such liabilities that arise solely out of, or relate solely to, the CBI Benefit Plans. Without limiting the generality of the foregoing, neither CBI nor any of its Subsidiaries, nor, to CBI’s knowledge, any of their respective ERISA Affiliates, has engaged in any transaction described in Section 4069 or Section 4204 or 4212 of ERISA.

(g) Except as set forth in Section 3.12(g) of the CBI Disclosure Schedule, CBI and its Subsidiaries have no liability for life, health, medical or other welfare benefits to former employees or beneficiaries or dependents thereof, except for health continuation coverage as required by Section 4980B of the Code, Part 6 of Title I of ERISA or applicable law and at no expense to CBI and its Subsidiaries.

(h) Except as set forth on Section 3.12(h) of the CBI Disclosure Schedule, neither the execution nor the delivery of this Agreement nor the consummation of the transactions this Agreement contemplates will, either alone or in conjunction with any other event, whether contingent or otherwise, (i) result in any payment or benefit becoming due or payable, or required to be provided, to any director, employee or independent contractor of CBI or any of its Subsidiaries, (ii) increase the amount or value of any benefit or compensation otherwise payable or required to be provided to any such director, employee or independent contractor, (iii) result in the acceleration of the time of payment, vesting or funding of any such benefit or compensation or (iv) result in any amount failing to be deductible by reason of Section 280G of the Code or would be subject to an excise tax under Section 4999 of the Code or Section 409A of the Code.

(i) No labor organization or group of employees of CBI or any of its Subsidiaries has made a pending demand for recognition or certification, and there are no representation or certification proceedings or petitions seeking a representation proceeding presently pending or, to CBI’s knowledge, threatened to be brought or filed, with the National Labor Relations Board. Each of CBI and its Subsidiaries is in material compliance with all applicable laws respecting employment and employment practices, terms and conditions of employment, wages and hours and occupational safety and health.

3.13 Compliance with Applicable Law.  CBI and each of its Subsidiaries are not in default in any material respect under any, applicable law, statute, order, rule, regulation, policy or guideline of any Governmental Entity applicable to CBI or any of its Subsidiaries, including the Equal Credit Opportunity Act, the Fair Housing Act, the Community Reinvestment Act, the Home Mortgage Disclosure Act, the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorist (USA Patriot) Act of 2001, the Bank Secrecy Act, the Dodd-Frank Wall Street Reform and Consumer Protection Act and applicable limits on loans to one borrower, except where such noncompliance or default is not reasonably likely to have, either individually or in the aggregate, a Material Adverse Effect on CBI and its Subsidiaries taken as a whole.

3.14 Contracts.  Except for matters that have not had and would not reasonably be likely to have, individually or in the aggregate, a Material Adverse Effect on CBI and its Subsidiaries taken as a whole, (i) none of CBI nor any of its Subsidiaries is, with or without the lapse of time or the giving of notice, or both, in breach or default in any material respect under any material contract, lease, license or other agreement or instrument, (ii) to the knowledge of CBI, none of the other parties to any such material contract, lease, license or other agreement or instrument is, with or without the lapse of time or the giving of notice, or both, in breach or default in any material respect thereunder and (iii) neither CBI nor any of its Subsidiaries has received any written notice of the intention of any party to terminate or cancel any such material contract, lease, license or other agreement or instrument whether as a termination or cancellation for convenience or for default of CBI or any of its Subsidiaries.

3.15 Agreements with Regulatory Agencies.  Except to the extent disclosure hereunder is precluded by applicable law, neither CBI nor any of its Subsidiaries is subject to any cease-and-desist or other order or enforcement action issued by, or is a party to any written agreement, consent agreement or memorandum of understanding with, or is a party to any commitment letter or similar undertaking to, or is subject to any order or directive by, or has been ordered to pay any civil money penalty by, or has been since January 1, 2008, a recipient of any supervisory letter from, or since January 1, 2008, has adopted any policies, procedures or board resolutions at the request or suggestion of any Regulatory Agency or other Governmental Entity that currently restricts in any material respect the conduct of its business or that in any material manner relates to its capital adequacy, its ability to pay dividends, its credit or risk management policies, its management or its business, other than those of general application that apply to similarly situated financial holding companies or their Subsidiaries, each item in this sentence, whether or not set forth in Section 3.11 of the CBI Disclosure Schedule (an “CBI Regulatory Agreement”), nor has CBI or any of its Subsidiaries been advised since January 1, 2008 by any Regulatory Agency or other Governmental Entity that it is considering issuing, initiating, ordering, or requesting any such CBI Regulatory Agreement.

3.16 Undisclosed Liabilities.  Except for (i) those liabilities that are reflected or reserved against on the consolidated balance sheet of CBI as of June 30, 2010, including any notes thereto, (ii) liabilities incurred in connection with this Agreement and the transactions this Agreement contemplates and (iii) liabilities incurred in the ordinary course of business consistent with past practice since June 30, 2010, neither CBI nor any of its Subsidiaries has incurred any liability of any nature whatsoever, whether absolute, accrued, contingent or otherwise and whether due or to become due, that has had or is reasonably likely to have, either individually or in the aggregate, a Material Adverse Effect on CBI.

3.17 Environmental Liability.

(a) To CBI’s Knowledge, (A) CBI and its Subsidiaries are in material compliance with applicable Environmental Laws, (B) no Contamination exceeding applicable cleanup standards or remediation thresholds exists at real property, including buildings or other structures, currently or formerly owned or operated by CBI or any of its Subsidiaries, that reasonably could result in a material Environmental Liability for CBI or its Subsidiaries, (C) no Contamination exists at any real property currently owned by a third party that reasonably could result in a material Environmental Liability for CBI or its Subsidiaries, (D) neither CBI nor any of its Subsidiaries has received any written notice, demand letter, or claim alleging any material violation of, or liability under, any Environmental Law, (E) neither CBI nor any of its Subsidiaries is subject to any order, decree, injunction or other agreement with any Governmental Entity or any third party under any Environmental Law that reasonably could result in a material Environmental Liability of CBI or its Subsidiaries and (F) CBI has set forth in Section 3.17 of the CBI Disclosure Schedule and made available to FNB copies of all environmental reports or studies, sampling data, correspondence and filings in its possession relating to CBI, its Subsidiaries and any currently owned or operated real property of CBI which were prepared in the last five years.

(b) As used in this Agreement, (A) the term “Environmental Laws” means collectively, any and all laws, ordinances, rules, regulations, directives, orders, authorizations, decrees, permits, or other mandates, of a Governmental Entity relating to any Hazardous Substance, Contamination, protection of the Environment or protection of human health and safety, including, without limitation, those relating to emissions, discharges or releases or threatened emissions, discharges or releases to, on, onto or into the environment of any Hazardous Substance, (B) the term “Hazardous Substance” means any element, substance, compound or mixture whether solid, liquid or gaseous that is subject to regulation by any Governmental Entity under any Environmental Law, or the presence or existence of which gives rise to any Environmental Liability, (C) the term “Contamination” means the emission, discharge or release of any Hazardous Substance to, on, onto or into the environment and the effects of such emission, discharge or release, including the presence or existence of any such Hazardous Substance and (D) the term “Environmental Liability” means liabilities for response, remedial or investigation costs, and any other expenses, including reasonable attorney an consultant fees, laboratory costs and litigation costs, required under, or necessary to attain or maintain compliance with, applicable Environmental Laws or relating to or arising from Contamination or Hazardous Substances.

3.18 Real Property.

(a) Each of CBI and its Subsidiaries has good title free and clear of all Liens to all real property owned by such entities (the “Owned Properties”), except for Liens that do not materially detract from the present use of such real property.

(b) A true and complete copy of each agreement pursuant to which CBI or any of its Subsidiaries leases any real property, such agreements, together with any amendments, modifications and other supplements thereto (collectively, the “Leases”), has heretofore been made available to FNB. Each Lease is valid, binding and enforceable against CBI or its applicable Subsidiary in accordance with its terms and is in full force and effect, except as may be limited by bankruptcy, insolvency, moratorium, reorganization or similar laws affecting the rights of creditors generally and the availability of equitable remedies. There is not under any such Lease any material existing default by CBI or any of its Subsidiaries or, to the knowledge of CBI, any other party thereto, or any event which with notice or lapse of time or both would constitute such a default. The consummation of the transactions this Agreement contemplates will not cause defaults under the Leases, provided necessary consents disclosed in the CBI Disclosure Schedule have been obtained and are in effect, except for any such default which would not, individually or in the aggregate, have a Material Adverse Effect on CBI and its Subsidiaries taken as a whole.

(c) The Owned Properties and the properties leased pursuant to the Leases (the “Leased Properties”) constitute all of the real estate on which CBI and its Subsidiaries maintain their facilities or conduct their business as of the date of this Agreement, except for locations the loss of which would not result in a Material Adverse Effect on CBI and its Subsidiaries taken as a whole.

(d) A true and complete copy of each agreement pursuant to which CBI or any of its Subsidiaries leases real property to a third party (“Third Party”), such agreements, together with any amendments, modifications and other supplements thereto (collectively, the “Third Party Leases”), has heretofore been made available to FNB. Each Third Party Lease is valid, binding and enforceable in accordance with its terms and is in full force and effect, except as may be limited by bankruptcy, insolvency, moratorium, reorganization or similar laws affecting the rights of creditors generally and the availability of equitable remedies. To the knowledge of CBI, there are no existing defaults by the tenant under any Third Party Lease, or any event which with notice or lapse of time or both which would constitute such a default and which individually or in the aggregate would have a Material Adverse Effect on CBI and its Subsidiaries taken as a whole.

3.19 State Takeover Laws.  CBI has previously taken any and all action necessary to render the provisions of the Pennsylvania anti-takeover statutes in Sections 2538 through 2588 inclusive of the PBCL that may be applicable to the Merger and the other transactions this Agreement contemplates inapplicable to FNB and its respective affiliates, and to the Merger, this Agreement and the transactions this Agreement contemplates. The Board of Directors of CBI has approved this Agreement and the transactions this Agreement contemplates as required to render inapplicable to such Agreement and the transactions this Agreement contemplates any restrictive provisions in CBI’s Articles or CBI’s Bylaws.

3.20 Reorganization.  As of the date of this Agreement, CBI is not aware of any fact or circumstance that could reasonably be expected to prevent the Merger from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code.

3.21 Opinion.  Prior to the execution of this Agreement, CBI has received an opinion from Sandler O’Neill & Partners L.P. to the effect that as of the date thereof and based upon and subject to the matters set forth in this Agreement, the Merger Consideration is fair to the shareholders of CBI from a financial point of view. Such opinion has not been amended or rescinded as of the date of this Agreement.

3.22 Insurance.  CBI and its Subsidiaries are insured with reputable insurers against such risks and in such amounts as are set forth in Section 3.22 of the CBI Disclosure Schedule and as its management reasonably has determined to be prudent in accordance with industry practices.

3.23 Investment Securities.  Except where failure to be true would not reasonably be expected to have a Material Adverse Effect on CBI, (a) each of CBI and its Subsidiaries has good title to all securities owned by it, except those securities sold under repurchase agreements securing deposits, borrowings of federal funds or borrowings from the Federal Reserve Banks or the Federal Home Loan Banks or held in any fiduciary or agency capacity, free and clear of any Liens, except to the extent such securities are pledged in the ordinary course of business to secure obligations of CBI or its Subsidiaries, and such securities are valued on the books of CBI in accordance with GAAP in all material respects.

3.24 Intellectual Property.  CBI and each of its Subsidiaries owns, or is licensed to use, in each case, free and clear of any Liens, all Intellectual Property used in the conduct of its business as currently conducted that is material to CBI and its Subsidiaries, taken as a whole. Except as would not reasonably be likely to have a Material Adverse Effect on CBI, (i) Intellectual Property used in the conduct of its business as currently conducted that is material to CBI and its Subsidiaries does not, to the knowledge of CBI, infringe on or otherwise violate the rights of any person and is in accordance with any applicable license pursuant to which CBI or any Subsidiary acquired the right to use any Intellectual Property and (ii) neither CBI nor any of its Subsidiaries has received any written notice of any pending claim with respect to any Intellectual Property used by CBI and its Subsidiaries. For purposes of this Agreement, “Intellectual Property” means registered trademarks, service marks, brand names, certification marks, trade dress and other indications of origin, the goodwill associated with the foregoing and registrations in the United States Patent and Trademark Office or in any similar office or agency of the United States or any state thereof, all letters patent of the United States and all reissues and extensions thereof.

3.25 Loans; Nonperforming and Classified Assets.

(a) Except as set forth in Section 3.25 of the CBI Disclosure Schedule, each loan (“Loan”) on the books and records of CBI and its Subsidiaries was made and has been serviced in all material respects in accordance with their customary lending standards in the ordinary course of business, is evidenced in all material respects by appropriate and sufficient documentation and, to the knowledge of CBI, constitutes the legal, valid and binding obligation of the obligor named in this Agreement, subject to bankruptcy, insolvency, reorganization, moratorium, fraudulent transfer and similar laws of general applicability relating to or affecting creditor’s rights or by general equity principles.

(b) CBI has set forth in Section 3.25 of the CBI Disclosure Schedule as to CBI and each CBI Subsidiary as of the latest practicable date prior to the date of this Agreement: (A) any written or, to CBI’s knowledge, oral Loan under the terms of which the obligor is 90 or more days delinquent in payment of principal or interest, or to CBI’s knowledge, in default of any other material provision thereof, (B) each Loan that has been classified as “substandard,” “doubtful,” “loss” or “special mention” or words of similar import by CBI, a CBI Subsidiary or an applicable regulatory authority, (C) a listing of the Other Real Estate Owned (“OREO”) acquired by foreclosure or by deed-in-lieu thereof, including the book value thereof and (D) each Loan with any director, executive officer or five percent or greater shareholder of CBI or a CBI Subsidiary, or to the knowledge of CBI, any Person controlling, controlled by or under common control with any of the foregoing.

(c) Except as set forth in Section 3.25 of the CBI Disclosure Schedule, as of the date of this Agreement, none of CBI nor any CBI Subsidiary is a party to any written or oral loan agreement, note or borrowing arrangement, including, without limitation, leases, credit enhancements, commitments, guarantees and interest-bearing assets, with any director, officer or 5% or greater shareholder of CBI or any CBI Subsidiary or any Affiliate of any of the foregoing.

(d) Except as set forth in Section 3.25(d) of the CBI Disclosure Schedule, all reserves or other allowances for loan losses reflected in CBI’s financial statements referred to in Section 3.6(a) as of and for the year ended December 31, 2009 and the six months ended June 30, 2010, complied with all Laws and are adequate under GAAP. Neither CBI nor FNB has been notified by any state or federal bank regulatory agency that its reserves are inadequate or that the practices and policies of CBI in establishing its reserves for the year ended December 31, 2009 and the six months ended June 30, 2010, and in accounting for delinquent and classified assets generally fail to comply with applicable accounting or regulatory requirements, or that the Bank Regulators or CBI’s independent auditor believes such reserves to be inadequate or inconsistent with the historical loss experience of CBI.

(e) CBI has previously furnished FNB with a complete list of all extensions of credit and OREO that have been classified by any federal or state bank regulatory agency as other loans specially mentioned, special mention, substandard, doubtful, loss, classified or criticized, credit risk assets, concerned loans or words of similar import. CBI agrees to update such list than monthly after the date of this Agreement and until the earlier of the Closing Date or the date that this Agreement is terminated in accordance with its terms.

(f) All loans owned by CBI or any CBI Subsidiary, or in which CBI or any CBI Subsidiary has an interest, comply in all material respects with all Laws, including, but not limited to, applicable usury statutes, underwriting and recordkeeping requirements and the Truth in Lending Act, the Equal Credit Opportunity Act, and the Real Estate Settlement Procedures Act.

(g) Except as set forth in Section 3.25(d) of the CBI Disclosure Schedule, all loans owned by CBI or any CBI Subsidiary are collectable, except to the extent reserves CBI had made against such loans in CBI’s consolidated financial statements at June 30, 2010. Each of CBI and each CBI Subsidiary holds mortgages contained in its loan portfolio for its own benefit to the extent of its interest shown therein; such mortgages evidence liens having the priority indicated by the terms of such mortgages, including the associated loan documents, subject, as of the date of recordation or filing of applicable security instruments, only to such exceptions as are discussed in attorneys’ opinions regarding title or in title insurance policies in the mortgage files relating to the loans secured by real property or are not material as to the collectability of such loans and all loans owned by CBI and each CBI Subsidiary are with full recourse to the borrowers, except as set forth at Section 3.25(d) of the CBI Disclosure Schedule, and each of CBI and any CBI Subsidiary has taken no action which would result in a waiver or negation of any rights or remedies available against the borrower or guarantor, if any, on any loan. All applicable remedies against all borrowers and guarantors are enforceable except as may be limited by bankruptcy, insolvency, moratorium or other similar laws affecting creditors’ rights and except as may be limited by the exercise of judicial discretion in applying principles of equity.

(h) Except as set forth at Section 3.25(c) of the CBI Disclosure Schedule, each outstanding loan participation sold by CBI or any CBI Subsidiary was sold with the risk of non-payment of all or any portion of that underlying loan to be shared by each participant proportionately to the share of such loan represented by such participation without any recourse of such other lender or participant to CBI or any CBI Subsidiary for payment or repurchase of the amount of such loan represented by the participation or liability under any yield maintenance or similar obligation.

(i) CBI and each CBI Subsidiary have properly perfected or caused to be properly perfected all security interests, liens, or other interests in any collateral securing any loans made by it.

(j) The CBI Disclosure Schedule sets forth a list of all loans or other extensions of credit to all directors, officers and employees, or any other Person covered by Regulation O of the Board of Governors of the Federal Reserve System.

(k) The CBI Disclosure Schedule sets forth a listing, as of June 30, 2010, by account, of: (i) all loans, including loan participations, of CBI or any other CBI Subsidiary that have had their respective terms to maturity accelerated during the past twelve months, (ii) all loan commitments or lines of credit of CBI that have been terminated CBI during the past 12 months by reason of a default or adverse developments in the condition of the borrower or other events or circumstances affecting the credit of the borrower, (iii) each borrower, customer or other party which has notified CBI during the past 12 months of, or has asserted against CBI, in each case in writing, any “lender liability” or similar claim, and each borrower, customer or other party which has given CBI any oral notification of, or orally asserted to or against CBI, any such claim, (iv) all loans, (A) that are contractually past due 90 days or more in the payment of principal and/or interest, (B) that are on non-accrual status, (C) that as of the date of this Agreement are classified as “Other Loans Specially Mentioned”, “Special Mention”, “Substandard”, “Doubtful”, “Loss”, “Classified”, “Criticized”, “Watch List” or words of similar import, together with the principal amount of and accrued and unpaid interest on each such loan and the identity of the obligor thereunder, (D) where, during the past three years, the interest rate terms have been reduced and/or the maturity dates have been extended subsequent to the agreement under which the loan was originally created due to concerns regarding the borrower’s ability to pay in accordance with such initial terms, or (E) where a specific reserve allocation exists in connection therewith and (iv) all assets classified by CBI as OREO and all other assets currently held that were acquired through foreclosure or in lieu of foreclosure.

3.26 Fiduciary Accounts.  CBI and each of its Subsidiaries has properly administered all accounts for which it acts as a fiduciary, including but not limited to accounts for which it serves as a trustee, agent, custodian, personal representative, guardian, conservator or investment advisor, in accordance with the terms of the governing documents and applicable laws and regulations. Neither CBI nor any of its Subsidiaries, nor any of their respective directors, officers or employees, has committed any breach of trust to CBI’s knowledge with respect to any fiduciary account and the records for each such fiduciary account are true and correct and accurately reflect the assets of such fiduciary account.

3.27 Allowance For Loan Losses.  CBI Bank’s allowance for loan losses is sufficient at the date of this Agreement for its reasonably anticipated loan losses, is in compliance with the standards established by applicable Governmental Entities and GAAP and, to the knowledge of CBI, is adequate.

3.28 Subordinated Debt.  CBI’s outstanding subordinated debt qualifies as Tier 2 capital under the applicable regulations of the federal bank regulatory agencies with jurisdiction over CBI and its Subsidiaries.

ARTICLE 4

REPRESENTATIONS AND WARRANTIES OF FNB

Except as disclosed in the disclosure schedule delivered by FNB to CBI (the “FNB Disclosure Schedule”), FNB hereby represents and warrants to CBI as follows:

4.1 Corporate Organization.

(a) FNB is a corporation duly organized, validly existing and in good standing under the laws of the State of Florida. FNB has the corporate power and authority and has all licenses, permits and authorizations of applicable Governmental Entities required to own or lease all of its properties and assets and to carry on its business as it is now being conducted, and is duly licensed or qualified to do business in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned or leased by it makes such licensing or qualification necessary, except where such failure to be licensed or qualified does not have a Material Adverse Effect upon FNB.

(b) FNB is duly registered as a bank holding company and is a financial holding company under the BHC Act. True and complete copies of the Articles of Incorporation (the “FNB Charter”) and Bylaws of FNB (the “FNB Bylaws”), as in effect as of the date of this Agreement, have previously been made available to CBI.

(c) Each FNB Subsidiary (i) is duly organized and validly existing under the laws of its jurisdiction of organization, (ii) is duly qualified to do business and in good standing in all jurisdictions, whether federal, state, local or foreign, where its ownership or leasing of property or the conduct of its business requires it to be so qualified and (iii) has all requisite corporate power and authority, and has all licenses, permits and authorizations of applicable Governmental Entities required, to own or lease its properties and assets and to carry on its business as now conducted, except in each of (i) — (iii) as would not be reasonably likely to have, either individually or in the aggregate, a Material Adverse Effect on FNB.

4.2 Capitalization.

(a) The authorized capital stock of FNB consists of 500,000,000 shares of FNB Common Stock, of which, as of June 30, 2010, 114,684,308 shares were issued and outstanding, and 20,000,000 shares of preferred stock, $.01 par value (the “FNB Preferred Stock”), of which, as of the date of this Agreement, no shares were issued and outstanding. As of June 30, 2010, 151,418 shares of FNB Common Stock were held in FNB’s treasury. As of the date hereof, no shares of FNB Common Stock or FNB Preferred Stock were reserved for issuance, except for 10,313,803 shares of FNB Common Stock reserved for issuance upon exercise of options issued or available for issuance pursuant to employee and director stock plans of FNB in effect as of the date of this Agreement (the “FNB Stock Plans”) and warrants issued to the United States Treasury Department. All of the issued and outstanding shares of FNB Common Stock have been, and all shares of FNB Common Stock that may be issued pursuant to the FNB Stock Plans will be, when issued in accordance with the terms thereof, duly authorized and validly issued and are fully paid, nonassessable and free of preemptive rights, with no personal liability attaching to the ownership thereof. Except pursuant to this Agreement, the FNB Stock Plans and warrants FNB issued to the United States Treasury Department, FNB is not bound by any outstanding subscriptions, options, warrants, calls, commitments or agreements of any character calling for the purchase or issuance of any shares of FNB Common Stock or any other equity securities of FNB or any securities representing the right to purchase or otherwise receive any shares of FNB Common Stock. The shares of FNB Common Stock to be issued pursuant to the Merger have been duly authorized and, when issued and delivered in accordance with the terms of this Agreement, will have been validly issued, fully paid, nonassessable and free of preemptive rights.

(b) All of the issued and outstanding shares of capital stock or other equity ownership interests of each Subsidiary of FNB are owned by FNB, directly or indirectly, free and clear of any Liens, and all of such shares or equity ownership interests are duly authorized and validly issued and are fully paid, nonassessable and free of preemptive rights. No such Subsidiary has or is bound by any outstanding subscriptions, options, warrants, calls, commitments or agreements of any character calling for the purchase or issuance of any shares of capital stock or any other equity security of such Subsidiary or any securities representing the right to purchase or otherwise receive any shares of capital stock or any other equity security of such Subsidiary.

4.3 Authority; No Violation.

(a) FNB has full corporate power and authority to execute and deliver this Agreement and to consummate the transactions this Agreement contemplates. The execution and delivery of this Agreement and the consummation of the transactions this Agreement contemplates have been duly and validly approved by the Board of Directors of FNB and no other corporate approvals on the part of FNB are necessary to approve this Agreement. This Agreement has been duly and validly executed and delivered by FNB and, assuming due authorization, execution and delivery by CBI, constitutes the valid and binding obligation of FNB, enforceable against FNB in accordance with its terms, except as may be limited by bankruptcy, insolvency, moratorium, reorganization or similar laws affecting the rights of creditors generally and the availability of equitable remedies.

(b) Neither the execution and delivery of this Agreement by FNB, nor the consummation by FNB of the transactions this Agreement contemplates, nor compliance by FNB with any of the terms or provisions of this Agreement, will (i) violate any provision of the FNB Charter or the FNB Bylaws or (ii) assuming that the consents, approvals and filings referred to in Section 4.4 are duly obtained and/or made and are in full force and effect, (A) violate any statute, code, ordinance, rule, regulation, judgment, order, writ, decree or Injunction applicable to FNB, any of its Subsidiaries or any of their respective properties or assets or (B) violate, conflict with, result in a breach of any provision of, constitute a default, or an event which, with notice or lapse of time, or both, would constitute a default, under, result in the termination of or a right of termination or cancellation under, accelerate the performance required by, or result in the creation of any Lien upon any of the respective properties or assets of FNB or any of its Subsidiaries under, any of the terms, conditions or provisions of any note, bond, mortgage, indenture, deed of trust, license, lease, agreement or other instrument or obligation to which FNB or any of its Subsidiaries is a party, or by which they or any of their respective properties or assets may be bound or affected, except for such violations, conflicts, breaches or defaults with respect to clause (iii) that are not reasonably likely to have, either individually or in the aggregate, a Material Adverse Effect on FNB.

4.4 Consents and Approvals.  Except for (i) the filing of applications and notices, as applicable, with the Federal Reserve Board under the BHC Act and the Federal Reserve Act, as amended, and approval of such applications and notices, and, in connection with the acquisition of the Bank by FNB, the filing of applications and notices, as applicable, with the FDIC, the OCC or the PA DOB and the Federal Reserve Board and approval of such applications and notice, (ii) the Other Regulatory Approvals, (iii) the filing with the SEC of the Proxy Statement and the filing and declaration of effectiveness of the Registration Statement, (iv) the filing of the Articles of Merger with and the acceptance for record by the Secretary of State of the Commonwealth of Pennsylvania pursuant to the PBCL and the filing of the Articles of Merger with and the acceptance for record by the Secretary of State of the State of Florida pursuant to the FBCA, (v) any notices or filings under the HSR Act, (vi) any consents, authorizations, approvals, filings or exemptions in connection with compliance with the applicable provisions of federal and state securities laws relating to the regulation of broker-dealers, investment advisers or transfer agents and the rules and regulations thereunder and of any applicable industry SRO, and the rules of FINRA or the NYSE, or that are required under consumer finance, mortgage banking and other similar laws, (vii) such filings and approvals as are required to be made or obtained under the securities or “Blue Sky” laws of various states in connection with the issuance of the shares of FNB Common Stock pursuant to this Agreement and approval of listing such FNB Common Stock on the NYSE and (viii) filings, if any, required as a result of the particular status of CBI, no consents or approvals of or filings or registrations with any Governmental Entity are necessary in connection with (A) the execution and delivery by FNB of this Agreement and (B) the consummation by FNB of the Merger and the other transactions this Agreement contemplates.

4.5 Reports.  FNB and each of its Subsidiaries have in all material respects timely filed all reports, registrations and statements, together with any amendments required to be made with respect thereto, that they were required to file since January 1, 2008 with the Regulatory Agencies and with each other applicable Governmental Entity, including the SEC, and all other reports and statements required to be filed by them since January 1, 2008, including any report or statement required to be filed pursuant to the laws, rules or regulations of the United States, any state, any foreign entity, or any Regulatory Agency, and have paid all fees and assessments due and payable in connection therewith. Except for normal examinations conducted by a Regulatory Agency in the ordinary course of the business of FNB and its Subsidiaries, no Regulatory Agency has initiated or has pending any proceeding or, to the knowledge of FNB, investigation into the business or operations of FNB or any of its Subsidiaries since January 1, 2008. There is no unresolved violation, criticism or exception by any Regulatory Agency with respect to any report or statement relating to any examinations or inspections of FNB or any of its Subsidiaries.

4.6 Financial Statements.  FNB has previously made available to CBI copies of the consolidated balance sheet of FNB and its Subsidiaries as of December 31, 2007, 2008 and 2009, and the related consolidated statements of income, changes in shareholders’ equity and cash flows for the years then ended as reported in FNB’s Annual Report on Form 10-K for the fiscal year ended December 31, 2009 (the “FNB 2009 10-K”), filed with the SEC under the Securities and Exchange Act of 1934, as amended (the “Exchange Act”), accompanied by the audit report of Ernst & Young LLP, independent registered public accountants with respect to FNB for the years ended December 31, 2007, 2008 and 2009. The December 31, 2009 consolidated balance sheet of FNB, including the related notes, where applicable, fairly presents in all material respects the consolidated financial position of FNB and its Subsidiaries as of the date thereof, and the other financial statements referred to in this Section 4.6, including the related notes, where applicable, fairly present in all material respects the results of the consolidated operations, cash flows and changes in shareholders’ equity and consolidated financial position of FNB and its Subsidiaries for the respective fiscal periods or as of the respective dates in this Agreement set forth, subject to normal year-end audit adjustments in amounts consistent with past experience in the case of unaudited statements, each of such statements, including the related notes, where applicable, complies in all material respects with applicable accounting requirements and with the published rules and regulations of the SEC with respect thereto, and each of such statements, including the related notes, where applicable, has been prepared in all material respects in accordance with GAAP consistently applied during the periods involved, except, in each case, as indicated in such statements or in the notes thereto. The books and records of FNB and its Subsidiaries have been, and are being, maintained in all material respects in accordance with GAAP and any other applicable legal and accounting requirements and reflect only actual transactions.

4.7 Broker’s Fees.  Neither FNB nor any FNB Subsidiary nor any of their respective officers or directors has employed any broker or finder or incurred any liability for any brokers fees, commissions or finder’s fees in connection with the Merger or related transactions this Agreement contemplates.

4.8 Absence of Certain Changes or Events.  Since December 31, 2009, except as publicly disclosed in the Forms 10-K, 10-Q and 8-K comprising the FNB Reports, as defined in Section 4.12, filed prior to the date of this Agreement (i) FNB and the FNB Subsidiaries have, except in connection with the negotiation and execution and delivery of this Agreement, carried on their respective businesses in all material respects in the ordinary course consistent with past practice and (ii) there has not been any Material Adverse Effect with respect to FNB.

4.9 Legal Proceedings.

(a) There is no pending, or, to FNB’s knowledge, threatened, litigation, action, suit, proceeding, investigation or arbitration by any Person or Governmental Entity that has had, or is reasonably likely to have, a Material Adverse Effect on FNB and its Subsidiaries, taken as a whole, in each case with respect to FNB or any of its Subsidiaries or any of their respective properties or permits, licenses or authorizations.

(b) There is no judgment, or regulatory restriction, other than those of general application that apply to similarly situated financial or bank holding companies or their Subsidiaries, that has been imposed upon FNB, any of its Subsidiaries or the assets of FNB or any of its Subsidiaries that has had or is reasonably likely to have, a Material Adverse Effect on FNB or its Subsidiaries, taken as a whole.

4.10 Taxes and Tax Returns.  Each of FNB and its Subsidiaries has duly and timely filed, including all applicable extensions, all Tax Returns required to be filed by it on or prior to the date of this Agreement, all such Tax Returns being accurate and complete in all material respects, has timely paid or withheld and timely remitted all Taxes shown thereon as arising and has duly and timely paid or withheld and timely remitted all Taxes, whether or not shown on any Tax Return, that are due and payable or claimed to be due from it by a Governmental Entity other than Taxes that (i) are being contested in good faith, which have not been finally determined, and (ii) have been adequately reserved against in accordance with GAAP on FNB’s most recent consolidated financial statements. All required estimated Tax payments sufficient to avoid any underpayment penalties or interest have been made by or on behalf of each of FNB and its Subsidiaries. Neither FNB nor any of its Subsidiaries has granted any extension or waiver of the limitation period for the assessment or collection of Tax that remains in effect. There are no disputes, audits, examinations or proceedings in progress or pending, including any notice received of an intent to conduct an audit or examination, or claims asserted, for Taxes upon FNB or any of its Subsidiaries. No claim has been made by a Governmental Entity in a jurisdiction where the FNB or any of its Subsidiaries has not filed Tax Returns such that FNB or any of its Subsidiaries is or may be subject to taxation by that jurisdiction. All deficiencies asserted or assessments made as a result of any examinations by any Governmental Entity of the Tax Returns of, or including, FNB or any of its Subsidiaries have been fully paid. No issue has been raised by a Governmental Entity in any prior examination or audit of each of FNB and its Subsidiaries which, by application of the same or similar principles, could reasonably be expected to result in a proposed deficiency in respect of such Governmental Entity for any subsequent taxable period. There are no Liens for Taxes, other than statutory liens for Taxes not yet due and payable, upon any of the assets of FNB or any of its Subsidiaries. Neither FNB nor any of its Subsidiaries is a party to or is bound by any Tax sharing, allocation or indemnification agreement or arrangement, other than such an agreement or arrangement exclusively between or among FNB and its Subsidiaries. Neither FNB nor any of its Subsidiaries (A) has been a member of an affiliated group filing a consolidated federal income Tax Return, other than a group the common parent of which was FNB, or (B) has any liability for the Taxes of any Person, other than FNB or any of its Subsidiaries, under Treas. Reg. §1.1502-6, or any similar provision of state, local or foreign law, or as a transferee or successor, by contract or otherwise. Neither FNB nor any of its Subsidiaries has been, within the past two years or otherwise as part of a “plan, or series of related transactions”, within the meaning of Section 355(e) of the Code, of which the Merger is also a part, or a “distributing corporation” or a “controlled corporation”, within the meaning of Section 355(a)(1)(A) of the Code) in a distribution of stock intended to qualify for tax-free treatment under Section 355 of the Code. No share of FNB Common Stock is owned by a Subsidiary of FNB. FNB is not and has not been a “United States real property holding company” within the meaning of Section 897(c)(2) of the Code during the applicable period specified in Section 897(c)(1)(A)(ii) of the Code. Neither FNB, its Subsidiaries nor any other Person on their behalf has executed or entered into any written agreement with, or obtained or applied for any written consents or written clearances or any other Tax rulings from, nor has there been any written agreement executed or entered into on behalf of any of them with any Taxing Authority, relating to Taxes, including any IRS private letter rulings or comparable rulings of any Taxing Authority and closing agreements pursuant to Section 7121 of the Code or any predecessor provision thereof or any similar provision of any applicable law, which rulings or agreements would have a continuing effect after the Effective Time. Neither FNB nor any of its Subsidiaries has engaged in a “reportable transaction,” as set forth in Treas. Reg. §1.6011-4(b), or any transaction that is the same as or substantially similar to one of the types of transactions that the IRS has determined to be a tax avoidance transaction and identified by notice, regulation or other form of published guidance as a “listed transaction,” as set forth in Treas. Reg. §1.6011-4(b)(2). CBI has received complete copies of (i) all federal, state, local and foreign income or franchise Tax Returns of FNB and its Subsidiaries relating to the taxable periods beginning January 1, 2008 or later and (ii) any audit report issued within the last three years relating to any Taxes due from or with respect to FNB or its Subsidiaries. Neither FNB, nor any of its Subsidiaries will be required to include any item of material income in, or exclude any material item of deduction from, taxable income for any taxable period, or portion thereof, ending after the Closing Date as a result of any (i) change in method of accounting for a taxable period ending on or prior to the Closing Date, (ii) installment sale or open transaction disposition made on or prior to the Effective Time, (iii) prepaid amount received on or prior to the Closing Date or (iv) deferred intercompany gain or any excess loss account of FNB or any of its Subsidiaries for periods or portions of periods described in Treasury Regulations under Section 1502 of the Code, or any corresponding or similar provision of state, local or foreign law, for periods, or portions thereof, ending on or before the Closing Date.

4.11 Employee Benefits.  For purposes of this Agreement, the following terms shall have the following meaning:

“FNB Benefit Plans” means any material employee benefit plan, program, policy, practice, or other arrangement providing benefits to any current or former employee, officer or director of FNB or any of its Subsidiaries or any beneficiary or dependent thereof that is sponsored or maintained by FNB or any of its Subsidiaries or to which FNB or any of its Subsidiaries contributes or is obligated to contribute, whether or not written, including without limitation any employee welfare benefit plan within the meaning of Section 3(1) of ERISA, any employee pension benefit plan within the meaning of Section 3(2) of ERISA, whether or not such plan is subject to ERISA, and any bonus, incentive, deferred compensation, vacation, stock purchase, stock option, severance, employment, change of control or fringe benefit plan, program or policy.

“FNB Employment Agreements” means a written contract, offer letter or agreement of FNB or any of its Subsidiaries with or addressed to any individual who is rendering or has rendered services thereto as an employee pursuant to which FNB or any of its Subsidiaries has any actual or contingent liability or obligation to provide compensation and/or benefits in consideration for past, present or future services.

“FNB Plan” means any FNB Benefit Plan other than a Multiemployer Plan.

(a) Section 4.11(a) of the FNB Disclosure Schedule includes a complete list of all material FNB Benefit Plans and all material FNB Employment Agreements.

(b) With respect to each FNB Plan, FNB has delivered or made available to CBI a true, correct and complete copy of: (i) each writing constituting a part of such FNB Plan, including without limitation all plan documents, employee communications, benefit schedules, trust agreements, and insurance contracts and other funding vehicles, (ii) the most recent Annual Report (Form 5500 Series) and accompanying schedule, if any, (iii) the current summary plan description and any material modifications thereto, if any (in each case, whether or not required to be furnished under ERISA), (iv) the most recent annual financial report, if any, (v) the most recent actuarial report, if any, and (vi) the most recent determination letter from the IRS, if any. FNB has delivered or made available to CBI a true, correct and complete copy of each material FNB Employment Agreement.

(c) All material contributions required to be made to any FNB Plan by applicable law or regulation or by any plan document or other contractual undertaking, and all material premiums due or payable with respect to insurance policies funding any FNB Plan, for any period through the date of this Agreement have been timely made or paid in full or, to the extent not required to be made or paid on or before the date of this Agreement, have been fully reflected on the financial statements to the extent required by GAAP. Each FNB Benefit Plan that is an employee welfare benefit plan under Section 3(1) of ERISA either (i) is funded through an insurance company contract and is not a “welfare benefit fund” within the meaning of Section 419 of the Code or (ii) is unfunded.

(d) With respect to each FNB Plan, FNB and its Subsidiaries have complied, and are now in compliance, in all material respects, with all provisions of ERISA, the Code and all laws and regulations applicable to such FNB Plans. Each FNB Plan has been administered in all material respects in accordance with its terms. There is not now, nor do any circumstances exist that would reasonably be expected to give rise to, any requirement for the posting of security with respect to a FNB Plan or the imposition of any material lien on the assets of FNB or any of its Subsidiaries under ERISA or the Code. Section 4.11(d) of the FNB Disclosure Schedule identifies each FNB Plan that is intended to be a “qualified plan” within the meaning of Section 401(a) of the Code (“FNB Qualified Plans”). The IRS has issued a favorable determination letter with respect to each Qualified Plan and the related trust that has not been revoked or FNB is entitled to rely on a favorable opinion issued by the IRS, and, to the knowledge of FNB, there are no existing circumstances and no events have occurred that would reasonably be expected to adversely affect the qualified status of any FNB Qualified Plan or the related trust. No trust funding any FNB Plan is intended to meet the requirements of Code Section 501(c)(9). To the knowledge of FNB, none of FNB and its Subsidiaries nor any other person, including any fiduciary, has engaged in any “prohibited transaction”, as defined in Section 4975 of the Code or Section 406 of ERISA, which would reasonably be expected to subject any of the FNB Plans or their related trusts, FNB, any of its Subsidiaries or any person that FNB or any of its Subsidiaries has an obligation to indemnify, to any material Tax or penalty imposed under Section 4975 of the Code or Section 502 of ERISA.

(e) With respect to each FNB Plan that is subject to Title IV or Section 302 of ERISA or Section 412 or 4971 of the Code, (i) there does not exist any accumulated funding deficiency within the meaning of Section 412 of the Code or Section 302 of ERISA, whether or not waived, and, (ii) except as would not have, individually or in the aggregate, a Material Adverse Effect: (A) the fair market value of the assets of such FNB Plan equals or exceeds the actuarial present value of all accrued benefits under such FNB Plan, whether or not vested, on a termination basis, (B) no reportable event within the meaning of Section 4043(c) of ERISA for which the 30-day notice requirement has not been waived has occurred, (C) all premiums to the PBGC have been timely paid in full, (D) no liability, other than for premiums to the PBGC, under Title IV of ERISA has been or would reasonably be expected to be incurred by FNB or any of its Subsidiaries and (E) the PBGC has not instituted proceedings to terminate any such FNB Plan and, to FNB’s knowledge, no condition exists that presents a risk that such proceedings will be instituted or which would reasonably be expected to constitute grounds under Section 4042 of ERISA for the termination of, or the appointment of a trustee to administer, any such FNB Plan.

(f) (i) No FNB Benefit Plan is a Multiemployer Plan or a Multiple Employer Plan, (ii) none of FNB and its Subsidiaries nor any of their respective ERISA Affiliates has, at any time during the last six years, contributed to or been obligated to contribute to any Multiemployer Plan or Multiple Employer Plan and (iii) none of FNB and its Subsidiaries nor any of their respective ERISA Affiliates has incurred, during the last six years, any Withdrawal Liability that has not been satisfied in full. There does not now exist, nor do any circumstances exist that would reasonably be expected to result in, any Controlled Group Liability that would be a liability of FNB or any of its Subsidiaries following the Effective Time, other than such liabilities that arise solely out of, or relate solely to, the FNB Benefit Plans. Without limiting the generality of the foregoing, neither FNB nor any of its Subsidiaries, nor, to FNB’s knowledge, any of their respective ERISA Affiliates, has engaged in any transaction described in Section 4069 or Section 4204 or 4212 of ERISA.

(g) Other than a medical retirement plan, FNB and its Subsidiaries have no liability for life, health, medical or other welfare benefits to former employees or beneficiaries or dependents thereof, except for health continuation coverage as required by Section 4980B of the Code, Part 6 of Title I of ERISA or applicable law and at no expense to FNB and its Subsidiaries.

(h) Neither the execution nor the delivery of this Agreement nor the consummation of the transactions this Agreement contemplates will, either alone or in conjunction with any other event, whether contingent or otherwise, (i) result in any payment or benefit becoming due or payable, or required to be provided, to any director, employee or independent contractor of FNB or any of its Subsidiaries, (ii) increase the amount or value of any benefit or compensation otherwise payable or required to be provided to any such director, employee or independent contractor, (iii) result in the acceleration of the time of payment, vesting or funding of any such benefit or compensation or (iv) result in any amount failing to be deductible by reason of Section 280G of the Code or would be subject to an excise tax under Section 4999 of the Code or Section 409A of the Code.

(i) No labor organization or group of employees of FNB or any of its Subsidiaries has made a pending demand for recognition or certification, and there are no representation or certification proceedings or petitions seeking a representation proceeding presently pending or, to FNB’s knowledge, threatened to be brought or filed, with the National Labor Relations Board or any other labor relations tribunal or authority. Each of FNB and its Subsidiaries is in material compliance with all applicable laws and collective bargaining agreements respecting employment and employment practices, terms and conditions of employment, wages and hours and occupational safety and health.

4.12 SEC Reports.  FNB has previously made available to CBI an accurate and complete copy of each final registration statement, prospectus, report, schedule and definitive proxy statement FNB has filed since January 1, 2008 with the SEC pursuant to the Securities Act of 1933, as amended (the “Securities Act”) or the Exchange Act (the “FNB Reports”) and prior to the date of this Agreement, as of the date of such FNB Report, contained any untrue statement of a material fact or omitted to state any material fact required to be stated in this Agreement or necessary in order to make the statements made in this Agreement, in light of the circumstances in which they were made, not misleading, except that information as of a later date, but before the date of this Agreement, shall be deemed to modify information as of an earlier date. Since January 1, 2008, as of their respective dates, all FNB Reports filed under the Securities Act and the Exchange Act complied as to form in all material respects with the published rules and regulations of the SEC with respect thereto.

4.13 Compliance with Applicable Law.  FNB and each of its Subsidiaries are not in default in any material respect under any applicable law, statute, order, rule, regulation, policy or guideline of any Governmental Entity applicable to FNB or any of its Subsidiaries, including the Equal Credit Opportunity Act, the Fair Housing Act, the Community Reinvestment Act, the Home Mortgage Disclosure Act, the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorist (USA Patriot) Act of 2001, the Bank Secrecy Act, the Dodd-Frank Wall Street Reform and Consumer Protection Act and applicable limits on loans to one borrower, except where such noncompliance or default is not reasonably likely to, either individually or in the aggregate, have a Material Adverse Effect on FNB and its Subsidiaries, taken as a whole.

4.14 Contracts.  Except for matters that have not had and would not reasonably be likely to have, individually or in the aggregate, a Material Adverse Effect on FNB and its Subsidiaries taken as a whole, (i) none of FNB nor any of its Subsidiaries is, with or without the lapse of time or the giving of notice, or both, in breach or default in any material respect under any material contract, lease, license or other agreement or instrument, (ii) to the knowledge of FNB, none of the other parties to any such material contract, lease, license or other agreement or instrument is, with or without the lapse of time or the giving of notice, or both, in breach or default in any material respect thereunder and (iii) neither FNB nor any of its Subsidiaries has received any written notice of the intention of any party to terminate or cancel any such material contract, lease, license or other agreement or instrument whether as a termination or cancellation for convenience or for default of FNB or any of its Subsidiaries.

4.15 Agreements with Regulatory Agencies.  Neither FNB nor any of its Subsidiaries is subject to any cease-and-desist or other order or enforcement action issued by, or is a party to any written agreement, consent agreement or memorandum of understanding with, or is a party to any commitment letter or similar undertaking to, or is subject to any order or directive by, or has been since January 1, 2008, a recipient of any supervisory letter from, or has been ordered to pay any civil money penalty by, or since January 1, 2008, has adopted any policies, procedures or board resolutions at the request or suggestion of any Regulatory Agency or other Governmental Entity that currently restricts in any material respect the conduct of its business or that in any material manner relates to its capital adequacy, its ability to pay dividends, its credit or risk management policies, its management or its business, other than those of general application that apply to similarly situated financial holding companies or their Subsidiaries, each item in this sentence, whether or not set forth in the FNB Disclosure Schedule (“FNB Regulatory Agreement”), nor has FNB or any of its Subsidiaries been advised since January 1, 2008 by any Regulatory Agency or other Governmental Entity that it is considering issuing, initiating, ordering or requesting any such FNB Regulatory Agreement. Each bank Subsidiary of FNB has at least a “satisfactory” rating under the U.S. Community Reinvestment Act.

4.16 Undisclosed Liabilities.  Except for (i) those liabilities that are reflected or reserved against on the consolidated balance sheet of FNB included in FNB’s Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2010 (the “FNB 10-Q”), including any notes thereto, (ii) liabilities incurred in connection with this Agreement and the transactions contemplated thereby and (iii) liabilities incurred in the ordinary course of business consistent with past practice since June 30, 2010, since June 30, 2010, neither FNB nor any of its Subsidiaries has incurred any liability of any nature whatsoever, whether absolute, accrued, contingent or otherwise and whether due or to become due, that, either individually or in the aggregate, has had or is reasonably likely to have, a Material Adverse Effect on FNB.

4.17 Environmental Liability.

(a) To FNB’s Knowledge, (A) FNB and its Subsidiaries are in material compliance with applicable Environmental Laws, (B) no Contamination exceeding applicable cleanup standards or remediation thresholds exists at real property, including buildings or other structures, currently or formerly owned or operated by FNB or any of its Subsidiaries, that reasonably could result in a material Environmental Liability for FNB or its Subsidiaries, (C) no Contamination exists at any real property currently owned by a third party that reasonably could result in a material Environmental Liability for FNB or its Subsidiaries, (D) neither FNB nor any of its Subsidiaries has received any notice, demand letter, claim or request for information alleging any material violation of, or liability under, any Environmental Law, (E) neither FNB nor any of its Subsidiaries is subject to any order, decree, injunction or other agreement with any Governmental Entity or any third party under any Environmental Law that reasonably could result in a material Environmental Liability of FNB or its Subsidiaries and (F) FNB has set forth in the FNB Disclosure Schedule and made available to CBI copies of all environmental reports or studies, sampling data, correspondence and filings in its possession or relating to FNB, its Subsidiaries and any currently owned or operated property of FNB which were prepared in the last five years.

(b) There are no legal, administrative, arbitral or other proceedings, claims, actions, causes of action, private environmental investigations or remediation activities or governmental investigations of any nature seeking to impose, or that are reasonably likely to result in the imposition, on FNB of any liability or obligation arising under common law or under any local, state or federal environmental statute, regulation or ordinance including the Comprehensive Environmental Response, Compensation and Liability Act of 1980, as amended, pending or threatened against FNB, which liability or obligation is reasonably likely to have, either individually or in the aggregate, a Material Adverse Effect on FNB. To the knowledge of FNB, there is no reasonable basis for any such proceeding, claim, action or governmental investigation that would impose any liability or obligation that would be reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on FNB. FNB is not subject to any agreement, order, judgment, decree, letter or memorandum by or with any Governmental Entity or third party imposing any liability or obligation with respect to the foregoing that is reasonably likely to have, either individually or in the aggregate, a Material Adverse Effect on FNB.

4.18 Reorganization.  As of the date of this Agreement, FNB is not aware of any fact or circumstance that could reasonably be expected to prevent the Merger from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code.

4.19 Loans; Nonperforming and Classified Assets.

(a) Except as set forth in Section 4.19 of the FNB Disclosure Schedule, each Loan on the books and records of FNB and its Subsidiaries was made and has been serviced in all material respects in accordance with their customary lending standards in the ordinary course of business, is evidenced in all material respects by appropriate and sufficient documentation and, to the knowledge of FNB, constitutes the legal, valid and binding obligation of the obligor named in this Agreement, subject to bankruptcy, insolvency, reorganization, moratorium, fraudulent transfer and similar laws of general applicability relating to or affecting creditor’s rights or by general equity principles.

(b) FNB has set forth in Section 4.19 of the FNB Disclosure Schedule as to FNB and each FNB Subsidiary as of the latest practicable date prior to the date of this Agreement: (A) any written or, to FNB’s knowledge, oral Loan under the terms of which the obligor is 90 or more days delinquent in payment of principal or interest, or to FNB’s knowledge, in default of any other material provision thereof, (B) each Loan that has been classified as “substandard,” “doubtful,” “loss” or “special mention” or words of similar import by FNB, a FNB Subsidiary or an applicable regulatory authority, (C) a listing of OREO and (D) each Loan with any director, executive officer or five percent or greater shareholder of FNB or a FNB Subsidiary, or to the knowledge of FNB, any Person controlling, controlled by or under common control with any of the foregoing.

4.20 Fiduciary Accounts.  FNB and each of its Subsidiaries has properly administered all accounts for which it acts as a fiduciary, including but not limited to accounts for which it serves as a trustee, agent, custodian, personal representative, guardian, conservator or investment advisor, in accordance with the terms of the governing documents and applicable laws and regulations. Neither FNB nor any of its Subsidiaries, nor any of their respective directors, officers or employees, has committed any breach of trust to FNB’s knowledge with respect to any fiduciary account and the records for each such fiduciary account are true and correct and accurately reflect the assets of such fiduciary account.

4.21 Allowance for Loan Losses.  FNB Bank’s allowance for loan losses is sufficient at the date of this Agreement for its reasonably anticipated loan losses, is in compliance with the standards established by applicable Governmental Entities and GAAP and, to the knowledge of FNB, is adequate.

ARTICLE 5

COVENANTS RELATING TO CONDUCT OF BUSINESS

5.1 Conduct of Businesses Prior to the Effective Time.

(a) During the period from the date of this Agreement to the Effective Time, except as expressly contemplated or permitted by this Agreement, each of FNB and CBI shall, and shall cause each of its respective Subsidiaries to, (i) conduct its business in the ordinary course in all material respects, (ii) use reasonable best efforts to maintain and preserve intact its business organization, employees and advantageous business relationships and retain the services of its key officers and key employees and (iii) take no action that would reasonably be expected to prevent or materially impede or delay the obtaining of, or materially adversely affect the ability of the parties expeditiously to obtain, any necessary approvals of any Regulatory Agency, Governmental Entity or any other person or entity required for the transactions this Agreement contemplates or to perform its covenants and agreements under this Agreement or to consummate the transactions this Agreement contemplates or thereby.

(b) CBI agrees that between the date of this Agreement and the Effective Time, the materials presented at the meetings of the Loan Committee of CBI’s Board of Directors shall be provided to FNB within three business days after each meeting and CBI shall provide the minutes of each meeting to FNB within five days after such meeting.

5.2 CBI Forbearances.  During the period from the date of this Agreement to the Effective Time, except as set forth in Section 5.2 of the CBI Disclosure Schedule and except as expressly contemplated or permitted by this Agreement, CBI shall not, and shall not permit any of its Subsidiaries to, without the prior written consent of FNB, which shall not be unreasonably withheld:

(a) (i) other than dividends and distributions by a direct or indirect Subsidiary of CBI to CBI or any direct or indirect wholly owned Subsidiary of CBI, declare, set aside or pay any dividends on, make any other distributions in respect of, or enter into any agreement with respect to the voting of, any of its capital stock, (ii) split, combine or reclassify any of its capital stock or issue or authorize the issuance of any other securities in respect of, in lieu of, or in substitution for, shares of its capital stock, except upon the exercise of CBI Stock Options that are outstanding or are required by an existing contract, plan, arrangement or policy, as of the date of this Agreement in accordance with their present terms or (iii) purchase, redeem or otherwise acquire any shares of capital stock or other securities of CBI or any of its Subsidiaries, or any rights, warrants or options to acquire any such shares or other securities;

(b) grant any stock options, restricted stock units or other equity-based award with respect to shares of CBI Common Stock under any of the CBI Stock Plans, or otherwise, except as required by an existing contract, plan, arrangement or policy, or grant any individual, corporation or other entity any right to acquire any shares of its capital stock, or issue any additional shares of capital stock or other securities, other than the issuance of CBI Common Stock upon the exercise of CBI Stock Options;

(c) amend the CBI Articles, CBI Bylaws or other comparable organizational documents;

(d) (i) acquire or agree to acquire by merging or consolidating with, or by purchasing any assets or any equity securities of, or by any other manner, any business or any Person, or otherwise acquire or agree to acquire any assets except inventory or other similar assets in the ordinary course of business consistent with past practice or (ii) open, acquire, close or sell any branches;

(e) sell, lease, license, mortgage or otherwise encumber or subject to any Lien, or otherwise dispose of any of its properties or assets other than securitizations and other transactions in the ordinary course of business consistent with past practice;

(f) except for borrowings having a maturity of not more than 30 days under existing credit facilities, or renewals, extensions or replacements therefor that do not increase the aggregate amount available thereunder and that do not provide for any termination fees or penalties, prohibit pre-payments or provide for any pre-payment penalties, or contain any like provisions limiting or otherwise affecting the ability of CBI or its applicable Subsidiaries or successors from terminating or pre-paying such facilities, or contain financial terms less advantageous than existing credit facilities, and as they may be so renewed, extended or replaced (“Credit Facilities”) that are incurred in the ordinary course of business consistent with past practice, incur any indebtedness for borrowed money or issue any debt securities or assume, guarantee or endorse, or otherwise become responsible for the obligations of any Person, other than CBI or any wholly owned Subsidiary thereof, or, other than in the ordinary course of business consistent with past practice, make any loans, advances or capital contributions to, or investments in, any Person other than its wholly owned Subsidiaries and as a result of ordinary advances and reimbursements to employees and endorsements of banking instruments;

(g) change in any material respect its accounting methods, except as may be necessary and appropriate to conform to changes in tax laws requirements, changes in GAAP or regulatory accounting principles or as required by CBI’s independent auditors or its Regulatory Agencies;

(h) change in any material respects its underwriting, operating, investment or risk management or other similar policies of CBI or any of its Subsidiaries except as required by applicable law or policies imposed by any Regulatory Agency or any Governmental Entity;

(i) make, change or revoke any material Tax election, file any material amended Tax Return, enter into any closing agreement with respect to a material amount of Taxes, settle any material Tax claim or assessment or surrender any right to claim a refund of a material amount of Taxes;

(j) other than in the ordinary course of business consistent with past practice, terminate or waive any material provision of any material agreement, contract or obligation (collectively, “Contracts”) other than normal renewals of Contracts without materially adverse changes, additions or deletions of terms, provided that Contracts under Section 5.1(s) shall be subject to that subsection rather than this clause, or enter into or renew any agreement or contract or other binding obligation of CBI or its Subsidiaries containing (i) any restriction on the ability of CBI and its Subsidiaries, or, after the Merger, FNB and its

Subsidiaries, to conduct its business as it is presently being conducted or currently contemplated to be conducted after the Merger or (ii) any restriction on CBI or its Subsidiaries, or, after the Merger, FNB and its Subsidiaries, in engaging in any type of activity or business;

(k) incur any capital expenditures in excess of $50,000 individually or $100,000 in the aggregate;

(l) except as required by agreements or instruments in effect on the date of this Agreement, alter in any material respect, or enter into any commitment to alter in any material respect, any material interest in any corporation, association, joint venture, partnership or business entity in which CBI directly or indirectly holds any equity or ownership interest on the date of this Agreement, other than any interest arising from any foreclosure, settlement in lieu of foreclosure or troubled loan or debt restructuring in the ordinary course of business consistent with past practice;

(m) agree or consent to any material agreement or material modifications of existing agreements with any Regulatory Authority or Governmental Entity in respect of the operations of its business, except as required by law or regulation based upon the advice of CBI’s legal advisors;

(n) pay, discharge, settle or compromise any claim, action, litigation, arbitration, suit, investigation or proceeding, other than any such payment, discharge, settlement or compromise in the ordinary course of business consistent with past practice that involves solely money damages in an amount not in excess of $50,000 individually or $100,000 in the aggregate;

(o) issue any broadly distributed communication of a general nature to employees, including general communications relating to benefits and compensation, or customers without the prior approval of FNB, which will not be unreasonably delayed or withheld, except for communications in the ordinary course of business that do not relate to the Merger or other transactions this Agreement contemplates;

(p) take any action, or knowingly fail to take any action, which action or failure to act would be reasonably expected to prevent the Merger from qualifying as a reorganization within the meaning of Section 368(a) of the Code;

(q) take any action that would materially impede or delay the ability of the parties to obtain any necessary approvals of any Regulatory Agency or other Governmental Entity required for the transactions this Agreement contemplates;

(r) take any action that is intended or is reasonably likely to result in any of its representations or warranties set forth in this Agreement being or becoming untrue in any material respect at any time prior to the Effective Time, or in any of the conditions to the Merger set forth in Article VII not being satisfied or in a violation of any provision of this Agreement, except, in every case, as may be required by applicable law;

(s) make, renew or otherwise modify any Loan, loan commitment, letter of credit or other extension of credit (individually, a “Loan” and collectively, “Loans”) to any Person if the Loan is an existing credit on the books of CBI and classified as “substandard,” “doubtful” or “loss” or such Loan is in an amount in excess of $150,000 and classified as “special mention” without the approval of FNB, or make, renew or otherwise modify any Loan or Loans if immediately after making an unsecured Loan or Loans, such Person would be indebted to CBI Bank in an aggregate amount in excess of $200,000 on an unsecured basis or undersecured, or make any fully secured Loan or Loans to any Person, except for any Loan secured by a first mortgage on single family owner-occupied real estate, if, immediately after making a secured Loan, such Person would be indebted to CBI Bank in an aggregate amount in excess of $1,500,000 or, without approval of FNB, shall not make, renew or otherwise modify any Loan or Loans secured by an owner-occupied 1-4 single-family residence with a principal balance in excess of $500,000 or in any event if such Loan does not conform with CBI Bank’s Credit Policy Manual if, in the case of any of the foregoing types of Loan or Loans, FNB shall object thereto within three business days after receipt of notice of such proposed Loan, and the failure to provide a written objection within three business days after receipt of notice of such proposed Loan from CBI Bank shall be deemed as the approval of FNB to make such Loan or Loans. FNB reserves the right to observe the loan approval process by the Board of Directors of CBI or its Loan Committee;

(t) enter into or amend or renew any employment, consulting, severance or similar agreements or arrangements with any director, officer or employee of CBI or its Subsidiaries or grant any salary or wage increase or increase any employee benefit, including discretionary or other incentive or bonus payments, except in accordance with the terms of any applicable CBI incentive plan, make any grants of awards to newly hired employees or accelerate the vesting of any unvested stock options, except:

(A) for other changes that are required by applicable law or are advisable in order to comply with Section 409A of the Code, upon prior written notice to FNB;

(B) to pay the amounts or to provide payments under plans and/or commitments set forth in the CBI Disclosure Schedule;

(C) for retention bonuses to such persons and in such amounts as are mutually agreed by FNB and CBI; or

(D) severance payments pursuant to the severance agreements or employment agreements that are set forth in Section 5.2 of the CBI Disclosure Schedule.

(u) Hire any person as an employee of CBI or any of its Subsidiaries or promote any employee, except (i) to satisfy contractual obligations existing as of the date of this Agreement and set forth in Section 5.2 of the CBI Disclosure Schedule or (ii) to fill any vacancies existing as of the date of this Agreement and described in Section 5.2 of the CBI Disclosure Schedule or (iii) to fill any vacancies arising after the date of this Agreement at a comparable level of compensation with persons whose employment is terminable at the will of CBI or a Subsidiary of CBI, as applicable, provided, however, that such total compensation for any one employee may not exceed $40,000;

(v) agree to take, make any commitment to take, or adopt any resolutions of its Board of Directors in support of, any of the actions prohibited by this Section 5.2;

(w) acquire any new loan participation or loan servicing rights;

(x) originate, participate or purchase any new loan or other credit facility commitment (including, without limitation, lines of credit and letters of credit) outside of its primary market area in the Pennsylvania counties of Lackawanna, Luzerne, Monroe, Susquehanna, Wayne and Wyoming;

(y) engage in any new loan transaction with an officer or director or related party; or

(z) purchase any equity securities or purchase any debt securities other than debt securities with a quality rating of “AAA” by either Standard & Poor’s Ratings Services or Moody’s Investors Services for corporate bonds.

Except as otherwise set forth in this Agreement and except for agreements, arrangements or commitments entered into as a result of the transactions this Agreement contemplates, unless provided for in a business plan, budget or similar plan delivered to FNB prior to the date of this Agreement, in the ordinary course of business of CBI shall not include any sale, assignment, transfer, pledge, hypothecation or other disposition of any assets having a book or market value, whichever is greater, in the aggregate in excess of $100,000, other than (i) pledges of, or liens on, assets to secure government deposits, advances made to CBI by the Federal Home Loan Bank Board or the Federal Reserve Board, the payment of taxes, assessments, or similar charges which are not yet due and payable, the payment of deposits, repurchase agreements, bankers acceptances, “treasury tax and loan” accounts consistent with past practices, or the collection and/or processing of checks, drafts of letters of credit consistent with customary banking practices or the exercise of trust powers, (ii) sales of assets received in satisfaction of debts previously contracted in the ordinary course of its banking business or (iii) issuance of loans, sales of previously purchased government guaranteed loans, or transactions in the investment securities portfolio by CBI or repurchase agreements made, in each case, in the ordinary course of banking business.

5.3 FNB Forbearances.  During the period from the date of this Agreement to the Effective Time, except as expressly contemplated or permitted by this Agreement, FNB shall not, and shall not permit any of its Subsidiaries to, without the prior written consent of CBI:

(a) amend, repeal or otherwise modify any provision of the FNB Charter or the FNB Bylaws other than those that would not be adverse to CBI or its shareholders or those that would not impede FNB’s ability to consummate the transactions this Agreement contemplates;

(b) take any action, or knowingly fail to take any action, which action or failure to act would be reasonably expected to prevent the Merger from qualifying as a reorganization within the meaning of Section 368(a) of the Code;

(c) take any action that is intended or is reasonably likely to result in any of its representations or warranties set forth in this Agreement being or becoming untrue in any material respect at any time prior to the Effective Time, or in any of the conditions to the Merger set forth in Article VII not being satisfied or in a violation of any provision of this Agreement, except, in every case, as may be required by applicable law;

(d) make any material investment either by purchase of stock or securities, contributions to capital, property transfers or purchase of any property or assets of any other individual, corporation or other entity, in any case to the extent such action would be reasonably expected to prevent, or materially impede or delay, the consummation of the transactions this Agreement contemplates;

(e) take any action that would materially impede or delay the ability of the parties to obtain any necessary approvals of any Regulatory Agency or other Governmental Entity required for the transactions this Agreement contemplates; or

(f) agree to take, make any commitment to take, or adopt any resolutions of its board of directors in support of, any of the actions prohibited by this Section 5.3.

5.4 Voting Agreements.  CBI shall deliver within 30 days after the date of this Agreement an executed Voting Agreement from each member of the CBI Board of Directors and Joseph P. Moore, Jr.

ARTICLE 6

ADDITIONAL AGREEMENTS

6.1 Regulatory Matters.

(a) FNB agrees to prepare and file, as soon as practicable, the Registration Statement with the SEC in connection with the issuance of FNB Common Stock in the Merger including the Proxy Statement and prospectus and other proxy solicitation materials of CBI constituting a part thereof and all related documents. CBI shall prepare and furnish to FNB such information relating to it and its directors, officers and shareholders as may be reasonably required in connection with the above referenced documents based on its knowledge of and access to the information required for said documents, and CBI, and its legal, financial and accounting advisors, shall have the right to review in advance and approve, which approval shall not be unreasonably withheld such Registration Statement prior to its filing. CBI agrees to cooperate with FNB and FNB’s counsel and accountants in requesting and obtaining appropriate opinions, consents and letters from its financial advisor and independent auditor in connection with the Registration Statement and the Proxy Statement. As long as CBI has cooperated as described above, FNB agrees to file, or cause to be filed, the Registration Statement and the Proxy Statement with the SEC as promptly as reasonably practicable. Each of CBI and FNB agrees to use its commercially reasonable efforts to cause the Registration Statement to be declared effective under the Securities Act as promptly as reasonably practicable after the filing thereof. FNB also agrees to use its reasonable best efforts to obtain all necessary state securities law or “Blue Sky” permits and approvals required to carry out the transactions this Agreement contemplates. After the SEC has declared the Registration Statement effective under the Securities Act, CBI shall promptly mail at its expense the Proxy Statement to its shareholders.

(b) Each of CBI and FNB agree that none of the respective information supplied or to be supplied by it for inclusion or incorporation by reference in the Registration Statement shall, at the time the Registration Statement and each amendment or supplement thereto, if any, becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated in this Agreement or necessary to make the statements in this Agreement not misleading. Each of CBI and FNB agree that none of the respective information supplied or to be supplied by it for inclusion or incorporation by reference in the Proxy Statement and any amendment or supplement thereto shall contain any untrue statement of a material fact or omit to state any material fact required to be stated in this Agreement or necessary to make the statements in this Agreement not misleading. Each of CBI and FNB further agree that if such party shall become aware prior to the Effective Time of any information furnished by such party that would cause any of the statements in the Registration Statement or the Proxy Statement to be false or misleading with respect to any material fact, or to omit to state any material fact necessary to make the statements in this Agreement not false or misleading, to promptly inform the other parties thereof and an appropriate amendment or supplement describing such information shall be filed promptly with the SEC and, to the extent required by law, disseminated to the shareholders of CBI and/or FNB.

(c) FNB agrees to advise CBI, promptly after FNB receives notice thereof, of the time when the Registration Statement has become effective or any supplement or amendment has been filed, of the issuance of any stop order or the suspension of the qualification of FNB Common Stock for offering or sale in any jurisdiction, of the initiation or, to the extent FNB is aware thereof, threat of any proceeding for any such purpose, or of any request by the SEC for the amendment or supplement of the Registration Statement or for additional information.

(d) The parties shall cooperate with each other and use their respective reasonable best efforts to promptly prepare and file all necessary documentation, to effect all applications, notices, petitions and filings, to obtain as promptly as practicable all permits, consents, approvals and authorizations of all third parties, Regulatory Agencies and Governmental Entities that are necessary or advisable to consummate the transactions this Agreement contemplates, including the Merger, and to comply with the terms and conditions of all such permits, consents, approvals and authorizations of all such Regulatory Agencies and Governmental Entities. CBI and FNB shall have the right to review in advance, and, to the extent practicable, each will consult the other on, in each case subject to applicable laws relating to the exchange of information, all the information relating to CBI or FNB, as the case may be, and any of their respective Subsidiaries, which appear in any filing made with, or written materials submitted to, any third party, Regulatory Agency or any Governmental Entity in connection with the transactions this Agreement contemplates. In exercising the foregoing right, each of the parties shall act reasonably and as promptly as practicable. The parties shall consult with each other with respect to the obtaining of all permits, consents, approvals and authorizations of all third parties, Regulatory Agencies and Governmental Entities necessary or advisable to consummate the transactions this Agreement contemplates and each party will keep the other apprised of the status of matters relating to completion of the transactions this Agreement contemplates. Notwithstanding the foregoing, nothing in this Agreement shall be deemed to require FNB to take any action, or commit to take any action, or agree to any condition or restriction, in connection with obtaining the foregoing permits, consents, approvals and authorizations of third parties, Regulatory Agencies or Governmental Entities, that would reasonably be expected to have a Material Adverse Effect on FNB and its Subsidiaries, including the Surviving Company after giving effect to the Merger, taken as a whole after the Effective Time (a “Materially Burdensome Regulatory Condition”). In addition, CBI agrees to cooperate and use its reasonable best efforts to assist FNB in preparing and filing such petitions and filings, and in obtaining such permits, consents, approvals and authorizations of third parties, Regulatory Agencies and Governmental Entities, that may be necessary or advisable to effect any mergers and/or consolidations of Subsidiaries of CBI and FNB following consummation of the Merger.

(e) Each of FNB and CBI shall, upon request, furnish to the other all information concerning itself, its Subsidiaries, directors, officers and shareholders and such other matters as may be reasonably necessary or advisable in connection with the Proxy Statement, the Registration Statement or any other statement, filing, notice or application made by or on behalf of FNB, CBI or any of their respective Subsidiaries to any

Regulatory Agency or Governmental Entity in connection with the Merger and the other transactions this Agreement contemplates.

(f) Each of FNB and CBI shall promptly advise the other upon receiving any communication from any Regulatory Agency or Governmental Entity whose consent or approval is required for consummation of the transactions this Agreement contemplates that causes such party to believe that there is a reasonable likelihood that any Requisite Regulatory Approval, as defined in Section 7.1(c), will not be obtained or that the receipt of any such approval may be materially delayed.

(g) CBI and FNB shall consult with each other before issuing any press release with respect to the Merger or this Agreement and shall not issue any such press release or make any such public statements without the prior consent of the other party, which shall not be unreasonably withheld; provided, however, that a party may, without the prior consent of the other party, but after such consultation, to the extent practicable under the circumstances, issue such press release or make such public statements as may upon the advice of outside counsel be required by law or the rules or regulations of the SEC, the FDIC, the OCC, the NYSE or FINRA. In addition, the Chief Executive Officers of CBI and FNB shall be permitted to respond to appropriate questions about the Merger from the press. CBI and FNB shall cooperate to develop all public announcement materials and make appropriate management available at presentations related to the Merger as reasonably requested by the other party.

6.2 Access to Information.

(a) Upon reasonable notice and subject to applicable laws relating to the exchange of information, each of CBI and FNB shall, and shall cause each of its Subsidiaries to, afford to the officers, employees, accountants, counsel and other representatives of the other, reasonable access, during normal business hours during the period prior to the Effective Time, to all its properties, books, contracts, commitments and records, and, during such period, the parties shall, and shall cause its Subsidiaries to, make available to the other party all other information concerning its business, properties and personnel as the other may reasonably request. CBI shall, and shall cause each of its Subsidiaries to, provide to FNB a copy of each report, schedule and other document filed or received by it during such period pursuant to the requirements of federal or state banking laws other than reports or documents that such party is not permitted to disclose under applicable law. Neither CBI nor FNB nor any of their Subsidiaries shall be required to provide access to or to disclose information where such access or disclosure would jeopardize the attorney-client privilege of such party or its Subsidiaries or contravene any law, rule, regulation, order, judgment, decree, fiduciary duty or binding agreement entered into prior to the date of this Agreement. The parties shall make appropriate substitute disclosure arrangements under circumstances in which the restrictions of the preceding sentence apply to the extent possible in light of those restrictions.

(b) All information and materials provided pursuant to this Agreement shall be subject to the provisions of the Confidentiality Agreements entered into between CBI and FNB (the “Confidentiality Agreements”).

(c) No investigation by either of the parties or their respective representatives shall affect the representations and warranties of the other set forth in this Agreement.

6.3 CBI Shareholder Approval.  CBI shall call a meeting of its shareholders for the purpose of obtaining the requisite shareholder approval required in connection with this Agreement and the Merger (the “CBI Shareholders Meeting”), and shall use its reasonable best efforts to call such meeting as soon as reasonably practicable following the Registration Statement being declared effective giving reasonable time for printing and mailing. Subject to Section 6.11, the Board of Directors of CBI shall recommend approval and adoption of this Agreement, the Merger and the other transactions this Agreement contemplates, by CBI’s shareholders and shall include such recommendation in the Proxy Statement (the “CBI Recommendation”). Without limiting the generality of the foregoing, CBI’s obligations pursuant to the first sentence of this Section 6.3 shall not be affected by the commencement, public proposal, public disclosure or communication to CBI of any Acquisition Proposal, as defined in Section 6.11(e). Notwithstanding the foregoing, if this Agreement is terminated pursuant to Section 8.1, CBI’s obligations pursuant to the first sentence of this Section 6.3 shall terminate.

6.4 Commercially Reasonable Efforts; Cooperation.  Each of CBI and FNB agrees to exercise good faith and use its commercially reasonable best efforts to satisfy the various covenants and conditions to Closing in this Agreement, and to consummate the transactions this Agreement contemplates as promptly as possible.

6.5 NYSE Approval.  FNB shall cause the shares of FNB Common Stock to be issued in the Merger to be approved for listing on the NYSE, subject to official notice of issuance, prior to the Effective Time.

6.6 Benefit Plans.

(a) As soon as administratively practicable after the Effective Time, FNB shall take all reasonable action so that employees of CBI and its Subsidiaries shall be entitled to participate in each employee benefit plan, program or arrangement of FNB of general applicability with the exception of FNB’s defined benefit pension plan (the “FNB Plans”) to the same extent as similarly-situated employees of FNB and its Subsidiaries, it being understood that inclusion of the employees of CBI and its Subsidiaries in the FNB Plans may occur at different times with respect to different plans, provided that coverage shall be continued under corresponding Benefit Plans of CBI and its Subsidiaries until such employees are permitted to participate in the FNB Plans and provided further, however, that nothing contained in this Agreement shall require FNB or any of its Subsidiaries to make any grants to any former employee of CBI under any discretionary equity compensation plan of FNB. FNB shall cause each FNB Plans in which employees of CBI and its Subsidiaries are eligible to participate to recognize, for purposes of determining eligibility to participate in, the vesting of benefits under the FNB Plans, the service of such employees with CBI and its Subsidiaries to the same extent as such service was credited for such purpose by CBI, provided, however, that such service shall not be recognized to the extent that such recognition would result in a duplication of benefits. Except for the commitment to continue those Benefit Plans of CBI and its Subsidiaries that correspond to FNB Plans until employees of CBI and its Subsidiaries are included in such FNB Plans, nothing in this Agreement shall limit the ability of FNB to amend or terminate any of CBI’s Benefit Plans in accordance with and to the extent permitted by their terms at any time permitted by such terms.

(b) At and following the Effective Time, and except as otherwise provided in Section 6.6(d) FNB shall honor, and the Surviving Company shall continue to be obligated to perform, in accordance with their terms, all benefit obligations to, and contractual rights of, current and former employees of CBI and its Subsidiaries and current and former directors of CBI and its Subsidiaries existing as of the Effective Date, as well as all employment, executive severance or “change-in-control” or similar agreements, plans or policies of CBI that are set forth on Schedule 6.6(b) of the CBI Disclosure Schedule, subject to the receipt of any necessary approval from any Governmental Entity. The severance or termination payments that are payable pursuant to such agreements, plans or policies of CBI are set forth on Schedule 6.6(b) of the CBI Disclosure Schedule. Following the consummation of the Merger and for one year thereafter, FNB shall, to the extent not duplicative of other severance benefits, pay employees of CBI or its Subsidiaries who are terminated for other than cause, severance as set forth on Schedule 6.6(b) of the FNB Disclosure Schedule. Following the expiration of the foregoing severance policy, any years of service recognized for purposes of this Section 6.6(b) will be taken into account under the terms of any applicable severance policy of FNB or its Subsidiaries.

(c) At such time as employees of CBI and its Subsidiaries become eligible to participate in a medical, dental or health plan of FNB or its Subsidiaries, FNB shall cause each such plan to (i) waive any preexisting condition limitations to the extent such conditions are covered under the applicable medical, health or dental plans of FNB and (ii) waive any waiting period limitation or evidence of insurability requirement that would otherwise be applicable to such employee or dependent on or after the Effective Time to the extent such employee or dependent had satisfied any similar limitation or requirement under an analogous Benefit Plan prior to the Effective Time.

(d) Immediately prior to the Effective Time, CBI shall, at the written request of FNB, freeze or terminate such of the CBI Benefit Plans as is requested by FNB.

(e) By August 31, 2010, the five principal executive officers of CBI identified in Schedule 6.6(e) shall deliver to CBI and FNB a supplemental letter pursuant to which such officer agrees to continue in the employment of CBI for the respective period of time set forth in Schedule 6.6(e) and, were such officer to leave the employment of CBI prior to the expiration of such period, such officer shall not be entitled to receive any severance or change of control benefits under such agreement.

6.7 Indemnification; Directors’ and Officers’ Insurance.

(a) In the event of any threatened or actual claim, action, suit, proceeding or investigation, whether civil, criminal or administrative, including any such claim, action, suit, proceeding or investigation (each a “Claim”) in which any individual who is now, or has been at any time prior to the date of this Agreement, or who becomes prior to the Effective Time, a director or officer of CBI or any of its Subsidiaries or who is or was serving at the request of CBI or any of its Subsidiaries as a director, officer, employee, member or otherwise of another Person (the “Indemnified Parties”), is, or is threatened to be, made a party based in whole or in part on, or arising in whole or in part out of, or pertaining to (i) the fact that he is or was a director or officer of CBI or any of its Subsidiaries or was serving at the request of CBI or any of its Subsidiaries as a director or officer of another Person or (ii) this Agreement or any of the transactions this Agreement contemplates, whether asserted or arising before or after the Effective Time, the parties shall cooperate and use their best efforts to defend against and respond thereto. From and after the Effective Time, FNB shall, and shall cause the Surviving Company to, indemnify, defend and hold harmless, as and to the fullest extent currently provided under applicable law, the CBI Articles, the CBI Bylaws and any agreement set forth in Section 6.7 of the CBI Disclosure Schedule, each such Indemnified Party against any losses, claims, damages, liabilities, costs, expenses, including reimbursement for reasonable fees and expenses, including fees and expenses of legal counsel, including local counsel, incurred in advance of the final disposition of any claim, suit, proceeding or investigation upon receipt of any undertaking required by applicable law, judgments, fines and amounts paid in settlement in connection with any such threatened or actual claim, action, suit, proceeding or investigation.

(b) FNB and the Surviving Company agree that all rights to indemnification of liabilities, including advancement of expenses, and all limitations with respect thereto, existing in favor of any Indemnified Person, as provided in the CBI Articles or the CBI Bylaws, shall survive the Merger and shall continue in full force and effect, without any amendment thereto; provided, however, that in the event any Claim is asserted or made, any determination required to be made with respect to whether an Indemnified Person’s conduct complies with the standards set forth under the PBCL, the CBI Articles or the CBI Bylaws, as the case may be, shall be made by independent legal counsel, whose fees and expenses shall be paid by FNB and the Surviving Company, selected by such Indemnified Person and reasonably acceptable to FNB; and, provided further that nothing in this Section 6.7 shall impair any rights or obligations of any current or former director or officer of CBI or its Subsidiaries, including pursuant to the respective organizational documents of CBI, or their respective Subsidiaries, under the PBCL or otherwise.

(c) Prior to the Effective Time, FNB shall obtain at the expense of CBI, and FNB shall maintain for a period of six years following the Effective Time, directors’ and officers’ liability insurance and fiduciary liability insurance policies in respect of acts or omissions occurring at or prior to the Effective Time, including the transactions this Agreement contemplates, covering the Indemnified Persons who as of the Effective Time are covered by CBI’s directors’ and officers’ liability insurance or fiduciary liability insurance policies, provided that FNB may substitute therefor policies of at least the same coverage and amounts containing terms and conditions that are not less advantageous than such policies of CBI or single premium tail coverage with policy limits equal to CBI’s existing coverage limits, provided that in no event shall FNB be required to expend for any one year an amount in excess of 150% of the annual premium currently paid by CBI for such insurance (the “Insurance Amount”), and further provided that if FNB is unable to maintain or obtain the insurance called for by this Section 6.7(c) as a result of the preceding provision, FNB shall use its commercially reasonable best efforts to obtain the most advantageous coverage as is available for the maximum Insurance Amount. The provisions of the immediately preceding sentence shall be deemed to have been satisfied if prepaid policies have been obtained prior to the Effective Time from an insurer or insurers selected by FNB that have an insurer financial strength rating by A.M. Best Co. of at least “A,” which policies provide the Indemnified Persons with coverage, from the Effective Time to the sixth anniversary of the Effective Time, including in respect of the transactions this Agreement contemplates, on terms that are no less advantageous to Indemnified Persons than CBI’s D&O Insurance existing immediately prior to the date of this

Agreement. If such prepaid policies have been obtained prior to the Effective Time, then the FNB shall maintain such policies in full force and effect and continue the obligations thereunder.

(d) The provisions of this Section 6.7 shall survive the Effective Time and are intended to be for the benefit of, and shall be enforceable by, each Indemnified Party and his or her heirs and representatives.

6.8 Additional Agreements.  In case at any time after the Effective Time any further action is necessary or desirable to carry out the purposes of this Agreement, including any merger between a Subsidiary of FNB, on the one hand, and a Subsidiary of CBI, on the other hand, or to vest the Surviving Company with full title to all properties, assets, rights, approvals, immunities and franchises of either party to the Merger, the proper officers and directors of each party and their respective Subsidiaries shall take all such necessary action as may be reasonably requested by, and at the sole expense of, FNB.

6.9 Advice of Changes.  Each of FNB and CBI shall promptly advise the other of any change or event (i) having or reasonably likely to have a Material Adverse Effect on it or (ii) that it believes would or would be reasonably likely to cause or constitute a material breach of any of its representations, warranties or covenants contained in this Agreement; provided, however, that no such notification shall affect the representations, warranties, covenants or agreements of the parties, or remedies with respect thereto, or the conditions to the obligations of the parties under this Agreement; provided, further, that a failure to comply with this Section 6.9 shall not constitute the failure of any condition set forth in Article VII to be satisfied unless the underlying Material Adverse Effect or material breach would independently result in the failure of a condition set forth in Article VII to be satisfied.

6.10 Dividends.  After the date of this Agreement, CBI shall not declare or pay any dividend in respect of CBI Common Stock.

6.11 Certain Actions.

(a) From the date of this Agreement through the Effective Time, except as otherwise permitted by this Section 6.11, CBI will not, and will not authorize or permit any of its directors, officers, agents, employees, investment bankers, attorneys, accountants, advisors, agents, affiliates or representatives (collectively, “CBI Representatives”) to, directly or indirectly, (i) initiate, solicit, encourage or take any action to facilitate, including by way of furnishing information, any Acquisition Proposal, as defined in Section 6.11(e)(i), or any inquiries with respect to or the making of any Acquisition Proposal, (ii) enter into or participate in any discussions or negotiations with, furnish any information relating to CBI or any of its Subsidiaries or afford access to the business, properties, assets, books or records of CBI or any of its Subsidiaries to, otherwise cooperate in any way with, or knowingly assist, participate in, facilitate or encourage any effort by any third party that is seeking to make, or has made, an Acquisition Proposal or (iii) except in accordance with Section 8.1(g), approve, endorse or recommend or enter into any letter of intent or similar document or any contract, agreement or commitment contemplating or otherwise relating to an Acquisition Proposal.

(b) Notwithstanding anything in this Agreement to the contrary, CBI and its Board of Directors shall be permitted (i) to comply with Rule 14d-9 and Rule 14e-2 promulgated under the Exchange Act with regard to an Acquisition Proposal provided that the Board of Directors of CBI shall not withdraw or modify in a manner adverse to FNB the CBI Recommendation except as set forth in subsection (iii) below, (ii) to engage in any discussions or negotiations with, and provide any information to, any third party in response to a Superior Proposal, as defined in Section 6.11(e)(ii), by any such third party, if and only to the extent that (x) CBI’s Board of Directors concludes in good faith, after consultation with outside counsel, that failure to do so could reasonably be expected to breach its fiduciary duties under applicable law, (y) prior to providing any information or data to any third party in connection with a Superior Proposal by any such third party, CBI’s Board of Directors receives from such third party an executed confidentiality agreement, which confidentiality terms shall be no less favorable to CBI than those contained in the Confidentiality Agreements between CBI and FNB, a copy of which executed confidentiality agreement shall have been provided to FNB for informational purposes and (z) at least 72 hours prior to providing any information or data to any third party or entering into discussions or negotiations with any third party, CBI promptly notifies FNB in writing of the name of such third party and the material terms and conditions of any such Superior Proposal and (iii) to withdraw, modify, qualify in a manner adverse to FNB, condition or refuse to make the CBI Recommendation (the “Change in CBI Recommendation”) if CBI’s Board of Directors concludes in good faith, after consultation with outside counsel and financial advisors, that failure to do so could reasonably be expected to breach its fiduciary duties under applicable law.

(c) CBI will promptly, and in any event within 24 hours, notify FNB in writing of the receipt of any Acquisition Proposal or any information related thereto, which notification shall describe the Acquisition Proposal and identify the third party making the same.

(d) CBI agrees that it will, and will cause the CBI Representatives to, immediately cease and cause to be terminated any activities, discussions or negotiations existing as of the date of this Agreement with any parties conducted heretofore with respect to any Acquisition Proposal.

(e) For purposes of this Agreement:

(i) The term “Acquisition Proposal” means any inquiry, proposal or offer, filing of any regulatory application or notice, whether in draft or final form, or disclosure of an intention to do any of the foregoing from any person relating to any (w) direct or indirect acquisition or purchase of a business that constitutes a substantial, i.e., 20% or more, portion of the net revenues, net income or net assets of CBI and its Subsidiaries, taken as a whole, (x) direct or indirect acquisition or purchase of CBI Common Stock after the date of this Agreement by a Person who on the date of this Agreement does not own 10% or more of CBI Common Stock and such Person by reason of such purchase or acquisition first becomes the owner of 10% or more of CBI Common Stock after the date of this Agreement or the direct or indirect acquisition or purchase of 5% or more of CBI Common Stock after the date of this Agreement by a Person who on the date of this Agreement owns 10% or more of CBI Common Stock, (y) tender offer or exchange offer that if consummated would result in any Person beneficially owning 10% or more of any class of equity securities of CBI or (z) merger, consolidation, business combination, recapitalization, liquidation, dissolution or similar transaction involving CBI other than the transactions this Agreement contemplates.

(ii) The term “Superior Proposal” means any bona fide, unsolicited written Acquisition Proposal made by a Third Party to acquire more than 50% of the combined voting power of the shares of CBI Common Stock then outstanding or all or substantially all of CBI’s consolidated assets for consideration consisting of cash and/or securities that is on terms that the Board of Directors of CBI in good faith concludes, after consultation with its financial advisors and outside counsel, taking into account, among other things, all legal, financial, regulatory and other aspects of the proposal and the person making the proposal, including any break-up fees, expense reimbursement provisions and conditions to consummation, (A) is on terms that the Board of Directors of CBI in its good faith judgment believes to be more favorable to CBI than the Merger, (B) for which financing, to the extent required, is then fully committed or reasonably determined to be available by the Board of Directors of CBI and (C) is reasonably capable of being completed.

(f) If a Payment Event, as defined in Section 6.11(g), occurs, CBI shall pay to FNB by wire transfer of immediately available funds, within two business days following such Payment Event, a fee of $2.8 million (the “Break-up Fee”), provided, however, that if a Payment Event occurs, CBI shall have no obligation to pay FNB’s expenses under Section 9.3(b).

(g) The term “Payment Event” means any of the following:

(i) the termination of this Agreement by FNB pursuant to Section 8.1(f)(i);

(ii) the termination of this Agreement by CBI pursuant to Section 8.1(g);

(iii) the termination of this Agreement pursuant to any other Section following the commencement of a tender offer or exchange offer for 25% or more of the outstanding shares of CBI Common Stock and CBI shall not have sent to its shareholders, within 10 business days after the commencement of such tender offer or exchange offer, a statement that the Board of Directors of CBI recommends rejection of such tender offer or exchange offer; or

(iv) the occurrence of any of the following events within 18 months of the termination of this Agreement pursuant to Section 8.1(f)(i), provided that an Acquisition Proposal shall have been made by a Third Party after the date of this Agreement and prior to such termination that shall not have been withdrawn in good faith prior to such termination: (A) CBI enters into an agreement to merge with or into, or be acquired, directly or indirectly, by merger or otherwise by, such Third Party, (B) such Third Party, directly or indirectly, acquires substantially all of the total assets of CBI and its Subsidiaries, taken as a whole or (C) such Third Party, directly or indirectly, acquires more than 50% of the outstanding shares of CBI Common Stock. As used in this Agreement, “Third Party” means any person as defined in Section 13(d) of the Exchange Act other than FNB or its affiliates.

(h) CBI acknowledges that the agreements contained in Section 6.11(e) are an integral part of the transactions contemplated in this Agreement and that without these agreements FNB would not enter into this Agreement. Accordingly, in the event CBI fails to pay to FNB the Break-up Fee, promptly when due, CBI shall, in addition thereto, pay to FNB all costs and expenses, including attorneys’ fees and disbursements, incurred in collecting such Break-up Fee together with interest on the amount of the Break-up Fee or any unpaid portion thereof, from the date such payment was due until the date such payment is received by FNB, accrued at the fluctuating prime rate as quoted in The Wall Street Journal as in effect from time to time during the period.

6.12 Transition.  Commencing following the date of this Agreement, FNB and CBI shall, and shall cause their respective Subsidiaries to, use their reasonable best efforts to facilitate the integration, from and after the Closing, of CBI and its Subsidiaries with the businesses of FNB and its Subsidiaries, without taking action that would, in effect, give FNB control over the management or policies of CBI or any of its Subsidiaries. Without limiting the generality of the foregoing, from the date of this Agreement through the Closing Date and consistent with the performance of their day-to-day operations, the continuous operation of CBI and its Subsidiaries in the ordinary course of business and applicable law, CBI shall cause the employees and officers of CBI and its Subsidiaries, including the Bank, to cooperate with FNB in performing tasks reasonably required in connection with such integration.

6.13 Tax Representation Letters.  Officers of FNB and CBI shall execute and deliver to Duane Morris LLP, tax counsel to FNB, and Saul Ewing, LLP, special tax counsel to CBI, “Tax Representation Letters” substantially in the form agreed to by the parties and such law firms at such time or times as may be reasonably requested by such law firms, including at the time the Proxy Statement and Registration Statement are declared effective by the SEC and at the Effective Time, in connection with such tax counsel’s delivery of opinions pursuant to Section 7.2(c) and Section 7.3(c) of this Agreement.

6.14 Moore Voting Agreement.  Joseph P. Moore, Jr. shall have entered into an agreement with FNB in a form acceptable to FNB pursuant to which he agrees to vote all of the shares of CBI that he owns of record or beneficially in favor of the adoption of this Agreement and the Merger this Agreement contemplates.

ARTICLE 7

CONDITIONS PRECEDENT

7.1 Conditions to Each Party’s Obligation to Effect the Merger.  The respective obligations of the parties to effect the Merger shall be subject to the satisfaction or waiver, where permitted by applicable law, at or prior to the Effective Time of the following conditions:

(a) Shareholder Approval.  This Agreement and the Merger this Agreement contemplates shall have been approved and adopted by the requisite affirmative vote of the holders of CBI Common Stock entitled to vote thereon.

(b) NYSE Listing.  The shares of FNB Common Stock to be issued to the holders of CBI Common Stock upon consummation of the Merger shall have been authorized for listing on the NYSE, subject to official notice of issuance, provided FNB shall have used its reasonable best efforts to cause such authorization of listing on the NYSE.

(c) Regulatory Approvals.  All regulatory approvals set forth in Sections 3.4 and 4.4 required to consummate the transactions this Agreement contemplates, including the Merger, shall have been obtained and shall remain in full force and effect and all statutory waiting periods in respect thereof shall have expired, all such approvals and the expiration of all such waiting periods being referred as the “Requisite Regulatory Approvals”.

(d) Registration Statement.  The Registration Statement shall have become effective under the Securities Act and no stop order suspending the effectiveness of the Registration Statement shall have been issued and no proceedings for that purpose shall have been initiated or threatened by the SEC.

(e) No Injunctions or Restraints; Illegality.  No order, injunction or decree issued by any court or agency of competent jurisdiction or other legal restraint or prohibition (an “Injunction”) preventing the consummation of the Merger or any of the other transactions this Agreement contemplates shall be in effect, provided FNB shall have used its reasonable best efforts to have removed, lifted or resolved such legal restraint or prohibition. No statute, rule, regulation, order, Injunction or decree shall have been enacted, entered, promulgated or enforced by any Governmental Entity that prohibits or makes illegal consummation of the Merger.

(f) Affiliates.  Each member of the Board of Directors of CBI and any person who holds of record or beneficially 5% or more of the outstanding shares of CBI Common Stock shall have executed and delivered to FNB an Affiliates Letter in substantially the form of Exhibit C to this Agreement.

7.2 Conditions to Obligation of FNB to Effect the Merger.  The obligation of FNB to effect the Merger is also subject to the satisfaction or waiver by FNB, where permitted by applicable law, at or prior to the Effective Time, of the following conditions:

(a) Representations and Warranties.  The representations and warranties of CBI contained in this Agreement that are qualified by materiality, including Section 3.18, or contained in Section 3.2 shall be true and correct as of the date of this Agreement and as of the Closing Date as though made on and as of the Closing Date and the representations and warranties of CBI contained in this Agreement that are not so qualified shall be true and correct in all material respects as of the date of this Agreement and as of the Closing Date as though made on and as of the Closing Date, except in each case to the extent any such representation or warranty expressly speaks as of an earlier specified date, in which case, as of such date, except in each case where the failure of the representations and warranties, other than the representations and warranties set forth in Section 3.1, to be so true and correct, without giving effect to any qualification as to “material,” “materiality,” “material adverse effect” or similar qualifications, are not, individually or in the aggregate, reasonably likely to result in a Material Adverse Effect on CBI and FNB shall have received a certificate signed on behalf of CBI by the Chief Executive Officer or the Chief Financial Officer of CBI to the foregoing effect.

(b) Performance of Obligations of CBI.  CBI shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Closing Date and FNB shall have received a certificate signed on behalf of CBI by the Chief Executive Officer or the Chief Financial Officer of CBI to such effect.

(c) Federal Tax Opinion.  FNB shall have received the opinion of its counsel, Duane Morris LLP, in form and substance reasonably satisfactory to FNB, dated the Closing Date, to the effect that, on the basis of facts, representations and assumptions set forth in such opinion, the Merger will be treated as a reorganization within the meaning of Section 368(a) of the Code. In rendering such opinion, counsel may require and rely upon representations contained in certificates of officers of CBI and FNB, reasonably satisfactory in form and substance to it.

(d) Environmental Reports.  At the request of FNB, CBI shall have furnished FNB with a Phase I environmental study with respect to all real property owned by CBI or any of its Subsidiaries, which Phase I environmental study shall be at the sole cost and expense of FNB, the findings of which shall be commercially acceptable to FNB who shall not unreasonably withhold such acceptance.

(e) No Materially Burdensome Regulatory Condition.  None of the Requisite Regulatory Approvals shall have resulted in the imposition of a Materially Burdensome Regulatory Condition.

7.3 Conditions to Obligation of CBI to Effect the Merger.  The obligation of CBI to effect the Merger is also subject to the satisfaction or waiver by CBI, where permitted by applicable law, at or prior to the Effective Time of the following conditions:

(a) Representations and Warranties.  The representations and warranties of FNB contained in this Agreement that are qualified by materiality shall be true and correct as of the date of this Agreement and as of the Closing Date as though made on and as of the Closing Date and the representations and warranties of FNB contained in this Agreement that are not so qualified shall be true and correct in all material respects as of the date of this Agreement and as of the Closing Date as though made on and as of the Closing Date, except in each case to the extent any such representation or warranty expressly speaks as of an earlier specified date, in which case, as of such date, except in each case where the failure of the representations and warranties to be so true and correct, without giving effect to any qualification as to “material,” “materiality,” “material adverse effect” or similar qualifications, are not, individually or in the aggregate, reasonably likely to result in a Material Adverse Effect on FNB and CBI shall have received a certificate signed on behalf of FNB by the Chief Executive Officer or the Chief Financial Officer of FNB to the foregoing effect.

(b) Performance of Obligations of FNB.  FNB shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Closing Date, and CBI shall have received a certificate signed on behalf of FNB by the Chief Executive Officer or the Chief Financial Officer of FNB to such effect.

(c) Federal Tax Opinion.  CBI shall have received the opinion of its special tax counsel, Saul Ewing, LLP, in form and substance reasonably satisfactory to CBI, dated the Closing Date, to the effect that, on the basis of facts, representations and assumptions set forth in such opinion, the Merger will be treated as a reorganization within the meaning of Section 368(a) of the Code. In rendering such opinion, counsel may require and rely upon representations contained in certificates of officers of CBI and FNB, reasonably satisfactory in form and substance to it.

ARTICLE 8

TERMINATION AND AMENDMENT

8.1 Termination.  This Agreement may be terminated at any time prior to the Effective Date, and the Merger may be abandoned:

(a) Mutual Consent.  By the mutual consent in writing of FNB and CBI if the Board of Directors of each so determines by vote of a majority of the members of its entire Board.

(b) Breach.

(i) By FNB, if (A) any of the representations and warranties of CBI contained in this Agreement shall fail to be true and correct such that the condition set forth in Section 7.2(a) would not be satisfied or (B) CBI shall have breached or failed to comply with any of its obligations under this Agreement such that the conditions set forth in Sections 7.1 or 7.2(b) would not be satisfied, in either case other than as a result of a material breach by FNB of any of its obligations under this Agreement and such failure or breach with respect to any such representation, warranty or obligation cannot be cured, or, if curable, shall continue unremedied for a period of 30 days after CBI has received written notice from FNB of the occurrence of such failure or breach, but in no event shall such 30-day period extend beyond June 30, 2011.

(ii) By CBI, if (A) any of the representations and warranties of FNB contained in this Agreement shall fail to be true and correct such that the condition set forth in Section 7.3(a) would not be satisfied or (B) FNB shall have breached or failed to comply with any of its obligations under this Agreement such that the conditions set forth in Sections 7.1 or 7.3(b) would not be satisfied, in either case other than as a result of a material breach by CBI of any of its obligations under this Agreement and such failure or breach with respect to any such representation, warranty or obligation cannot be cured, or, if curable, shall continue unremedied for a period of 30 days after FNB has received written notice from CBI of the occurrence of such failure or breach, but in no event shall such 30-day period extend beyond June 30, 2011.

(c) Delay.  By FNB or CBI, if its Board of Directors so determines by vote of a majority of the members of its entire Board, in the event that the Merger is not consummated on or before 5:00 p.m., Eastern Daylight Time on June 30, 2011, except to the extent that the failure of the Merger then to be consummated by such date shall be due to the failure of the party seeking to terminate pursuant to this Section 8.1(c) to perform or observe the covenants and agreements of such party set forth in this Agreement.

(d) No Regulatory Approval.  By FNB or CBI, if its Board of Directors so determines by a vote of a majority of the members of its entire Board, in the event the approval of any Governmental Entity required for consummation of the Merger this Agreement contemplates shall have been denied by final nonappealable action of such Governmental Entity or an application therefor shall have been permanently withdrawn at the request of a Governmental Entity, provided, however, that no party shall have the right to terminate this Agreement pursuant to this Section 8.1(d) if such denial shall be due to the failure of the party seeking to terminate this Agreement to perform or observe the covenants of such party set forth in this Agreement.

(e) No CBI Shareholder Approval.  By FNB, or by CBI provided that CBI shall not be in material breach of any of its obligations under Section 6.3, if any approval of the shareholders of CBI this Agreement contemplates shall not have been obtained by reason of the failure to obtain the required vote at the CBI Shareholder Meeting or at any adjournment or postponement thereof.

(f) Failure to Recommend.  At any time prior to the CBI Shareholder Meeting, by FNB if (i) CBI shall have breached Section 6.3 in any respect materially adverse to FNB, (ii) the CBI Board of Directors shall have failed to make the CBI Recommendation or shall have effected a Change in CBI Recommendation, (iii) the CBI Board shall have recommended approval of an Acquisition Proposal or (iv) CBI shall have materially breached its obligations under Section 6.3 by failing to call, give notice of, convene and hold the CBI Shareholder Meeting.

(g) Superior Proposal.  At any time prior to the date of mailing of the Proxy Statement, by CBI in order to enter concurrently into an Acquisition Proposal that has been received by CBI and the CBI Board of Directors in compliance with Sections 6.11(a) and (b) and that CBI’s Board of Directors concludes in good faith, in consultation with its financial and legal advisors, that such Acquisition Proposal is a Superior Proposal; provided, however, that this Agreement may be terminated by CBI pursuant to this Section 8.1(g) only after the fifth business day following CBI’s provision of written notice to FNB advising FNB, that the CBI Board of Directors is prepared to accept a Superior Proposal, it being agreed that the delivery of such notice shall not entitle FNB to terminate this Agreement pursuant to this Section 8.1(g) and only if (i) during such five-business day period, CBI has caused its financial and legal advisors to negotiate with FNB in good faith to make such adjustments in the terms and conditions of this Agreement such that such Acquisition Proposal would no longer constitute a Superior Proposal and (ii) CBI’s Board of Directors has considered such adjustments in the terms and conditions of this Agreement resulting from such negotiations and has concluded in good faith, based upon consultation with its financial and legal advisers, that such Acquisition Proposal remains a Superior Proposal even after giving effect to the adjustments proposed by FNB and further provided that such termination shall not be effective until CBI has paid the Break-up Fee to FNB.

8.2 Effect of Termination.  In the event of termination of this Agreement by either FNB or CBI as provided in Section 8.1, this Agreement shall forthwith become void and have no effect except (i) Sections 6.1(g), 6.2(b), 6.11(f)-(h), 8.2, 8.3, 9.3 and 9.8 shall survive any termination of this Agreement and (ii) notwithstanding anything to the contrary contained in this Agreement, no party shall be relieved or released from any liability or damages arising out of its willful breach of any of the provisions of this Agreement.

8.3 Amendment.  Subject to compliance with applicable law and Section 1.1(b), this Agreement may be amended by the parties, by action taken or authorized by their respective Boards of Directors at any time before or after approval of the matters presented in connection with Merger by the shareholders of CBI; provided, however, that after any approval of the transactions this Agreement contemplates by the shareholders of CBI, there may not be, without further approval of their shareholders, any amendment of this Agreement that requires such further approval under applicable law. This Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties.

8.4 Extension; Waiver.  At any time prior to the Effective Time, the parties, by action taken or authorized by their respective Board of Directors, may, to the extent legally allowed, (i) extend the time for the performance of any of the obligations or other acts of the other party, (ii) waive any inaccuracies in the representations and warranties contained in this Agreement and (iii) waive compliance with any of the agreements or conditions contained in this Agreement; provided, however, that after any approval of the transactions this Agreement contemplates by the shareholders of CBI, there may not be, without further approval of their shareholders, any extension or waiver of this Agreement or any portion of this Agreement that changes the amount or form of the consideration to be delivered to the holders of CBI Common Stock and the holders of FNB Common Stock under this Agreement, other than as this Agreement contemplates. Any agreement on the part of a party to any such extension or waiver shall be valid only if set forth in a written instrument signed on behalf of such party, but such extension or waiver or failure to insist on strict compliance with an obligation, covenant, agreement or condition shall not operate as a waiver of, or estoppel with respect to, any subsequent or other failure.

ARTICLE 9

GENERAL PROVISIONS

9.1 Closing.  On the terms and subject to conditions set forth in this Agreement, the closing of the Merger (the “Closing”) shall take place at 10:00 a.m. on a date and at a place to be specified by the parties, which date shall be no later than five business days after the satisfaction or waiver, subject to applicable law, of the latest to occur of the conditions set forth in Article 7, other than those conditions that by their nature are to be satisfied or waived at the Closing, unless extended by mutual written agreement of the parties (the “Closing Date”).

9.2 Nonsurvival of Representations, Warranties and Agreements.  None of the representations, warranties, covenants and agreements set forth in this Agreement or in any instrument delivered pursuant to this Agreement shall survive the Effective Time, except for Articles 1, 2 and 9 and Sections 6.6, 6.7, 6.8 and 6.13.

9.3 Expenses.

(a) Each party to this Agreement will bear all expenses incurred by it in connection with this Agreement and the transactions this Agreement contemplates, including fees and expenses of its own financial consultants, accountants and counsel, except that expenses of printing the Proxy Statement and the registration fee to be paid to the SEC in connection with the Registration Statement shall be shared equally between CBI and FNB, and provided further that nothing contained in this Agreement shall limit either party’s rights to recover any liabilities or damages arising out of the other party’s willful breach of any provision of this Agreement.

(b) In the event that this Agreement is terminated by:

(i) FNB pursuant to Section 8.1(b)(i); or

(ii) CBI pursuant to Section 8.1(b)(ii).

then the non-terminating party shall pay to the terminating party by wire transfer of immediately available funds, within two business days following delivery of a statement of such expenses, all out-of-pocket costs and expenses, up to a maximum of $500,000, including without limitation, professional fees of legal counsel, financial advisors and accountants, and their expenses, actually incurred by the terminating party in connection with the Merger and this Agreement.

9.4 Notices.  All notices and other communications in connection with this Agreement shall be in writing and shall be deemed given if delivered personally, sent via facsimile, with confirmation, mailed by registered or certified mail, return receipt requested, or delivered by an express courier, with confirmation, to the parties at the following addresses or at such other address for a party as shall be specified by like notice:

(a) if to CBI, to:

Comm Bancorp, Inc.
125 North State Street
Clarks Summit, PA 18411
Attention: William F. Farber, Sr., President
Facsimile: 570-587-3761

with a copy to:

Saidis Sullivan Law
26 West High Street
Carlisle, PA 17013
Attention: John B. Lampi, Esq.
Facsimile: 717-243-6486

(b) if to FNB, to:

F.N.B. Corporation
One F.N.B. Boulevard
Hermitage, PA 16148
Attention: Stephen J. Gurgovits, President and Chief Executive Officer
Facsimile (724) 983-3515

with a copy to:

Duane Morris LLP
30 South 17th Street
Philadelphia, PA 19103
Attention: Frederick W. Dreher, Esq.
Facsimile: (215) 979-1213

9.5 Interpretation.  When a reference is made in this Agreement to Articles, Sections, Exhibits or Schedules, such reference shall be to an Article or Section of or Exhibit or Schedule to this Agreement unless otherwise indicated. The table of contents and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.” The CBI Disclosure Schedule and the FNB Disclosure Schedule, as well as all other schedules and all exhibits to this Agreement, shall be deemed part of this Agreement and included in any reference to this Agreement. This Agreement shall not be interpreted or construed to require any person to take any action, or fail to take any action, if to do so would violate any applicable law. In this Agreement, “knowledge” or “Knowledge” means the knowledge as of the date referenced of executive officers of the applicable party following inquiry of persons within their organization and its Subsidiaries who would be reasonably expected to be knowledgeable about the relevant subject matter.

9.6 Counterparts.  This Agreement may be executed in two or more counterparts, all of which shall be considered one and the same agreement and shall become effective when counterparts have been signed by each of the parties and delivered to the other party, it being understood that each party need not sign the same counterpart.

9.7 Entire Agreement.  This Agreement, including the documents and the instruments referred to in this Agreement, together with the Confidentiality Agreements, constitutes the entire agreement and supersedes all prior agreements and understandings, both written and oral, between the parties with respect to the subject matter of this Agreement, other than the Confidentiality Agreements.

9.8 Governing Law; Jurisdiction.

(a) This Agreement, the Merger and all claims arising hereunder or relating to this Agreement, shall be governed and construed and enforced in accordance with the laws of the Commonwealth of Pennsylvania, without giving effect to the principles of conflicts of law thereof.

(b) Each of the parties to this Agreement irrevocably and unconditionally submits, for itself and its property, to the exclusive jurisdiction of any Pennsylvania state court or the United States District Court for the Western District of Pennsylvania, in any action or proceeding arising out of or relating to this Agreement. Each of the parties to this Agreement agrees that, subject to rights with respect to post-trial motions and rights of appeal or other avenues of review, a final judgment in any such action or proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by law. Each of the parties to this Agreement irrevocably and unconditionally waives, to the fullest extent it may legally and effectively do so, any objection that it may now or hereafter have to the laying of venue of any suit, action or proceeding arising out of or relating to this Agreement in any Pennsylvania state court or the United States District Court for the Western District of Pennsylvania. Each of the parties to this Agreement irrevocably and unconditionally waives, to the fullest extent it may legally and effectively do so, the defense of an inconvenient forum to the maintenance of such action or proceeding in any such court.

(c) EACH PARTY HERETO ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT, OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (I) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, (II) EACH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (III) EACH PARTY MAKES THIS WAIVER VOLUNTARILY AND (IV) EACH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 9.8.

9.9 Severability.  Except to the extent that application of this Section 9.9 would have a Material Adverse Effect on CBI or FNB, any term or provision of this Agreement that is invalid or unenforceable in any jurisdiction shall, as to that jurisdiction, be ineffective to the extent of such invalidity or unenforceability without rendering invalid or unenforceable the remaining terms and provisions of this Agreement or affecting the validity or enforceability of any of the terms or provisions of this Agreement in any other jurisdiction. If any provision of this Agreement is so broad as to be unenforceable, the provision shall be interpreted to be only so broad as is enforceable. In all such cases, the parties shall use their reasonable best efforts to substitute a valid, legal and enforceable provision that, insofar as practicable, implements the original purposes and intents of this Agreement.

9.10 Assignment; Third Party Beneficiaries.  Neither this Agreement nor any of the rights, interests or obligations under this Agreement shall be assigned by either of the parties, whether by operation of law or otherwise, without the prior written consent of the other party. Subject to the preceding sentence, this Agreement shall be binding upon, inure to the benefit of and be enforceable by each of the parties and their respective successors and assigns. Except as otherwise specifically provided in Section 6.6 and 6.7, this Agreement, including the documents and instruments referred to in this Agreement, is not intended to and does not confer upon any person other than the parties to this Agreement any rights or remedies under this Agreement.

IN WITNESS WHEREOF, the duly authorized officers of F.N.B. Corporation and Comm Bancorp, Inc. have executed this Agreement as of the date first above written.

F.N.B. CORPORATION

By:	/s/ Stephen J. Gurgovits
Stephen J. Gurgovits,
President and Chief Executive Officer

COMM BANCORP, INC.

By:	/s/ William F. Farber, Sr.
William F. Farber, Sr.,
Chairman of the Board, President and
Chief Executive Officer

APPENDIX B

August 9, 2010

Board of Directors
Comm Bancorp, Inc.
125 North State Street
Clarks Summit, PA 18411

Ladies and Gentlemen:

Comm Bancorp, Inc. (“CBI”) and F.N.B. Corporation (“FNB”) have entered into an Agreement and Plan of Merger, dated as of August 9, 2010 (collectively, the “Agreement”), pursuant to which CBI will be merge with and into FNB, with FNB the surviving corporation (the “Merger”). Under the terms of the Agreement, upon consummation of the Merger, each share of CBI common stock issued and outstanding immediately prior to the Merger (the “CBI Common Stock”), other than certain shares specified in the Agreement, shall have the right to receive as merger consideration (the “Merger Consideration”) (i) 3.4545 shares of common stock, $.01 par value, of FNB (“FNB Common Stock”) and (ii) an amount in cash equal to $10.00, without interest. Capitalized terms used herein without definition shall have the meanings assigned to them in the Agreement. The other terms and conditions of the Merger are more fully set forth in the Agreement. You have requested our opinion as to the fairness, from a financial point of view, of the Merger Consideration to the holders of CBI Common Stock.

Sandler O’Neill & Partners, L.P., as part of its investment banking business, is regularly engaged in the valuation of financial institutions and their securities in connection with mergers and acquisitions and other corporate transactions. In connection with this opinion, we have reviewed, among other things: (i) the Agreement; (ii) certain publicly available financial statements and other historical financial information of CBI that we deemed relevant; (iii) certain publicly available financial statements and other historical financial information of FNB and its subsidiaries that we deemed relevant; (iv) internal financial projections for CBI for the years ending December 31, 2010 through 2011 and an estimated long-term growth rate for the years ending December 31, 2012 through December 2014 and in each case as provided by senior management of CBI; (v) publicly available consensus earnings estimates for FNB for the years ending December 31, 2010 and 2011 and publicly available median long-term growth rate for the years ending December 31, 2012 through 2014 and in each case as discussed with senior management of FNB; (vi) the pro forma financial impact of the Merger on FNB, based on assumptions relating to transaction expenses, purchase accounting adjustments and cost savings as provided by the management of FNB; (vii) the publicly reported historical price and trading activity for CBI’s and FNB’s common stock, including a comparison of certain financial and stock market information for CBI and FNB and similar publicly available information for certain other companies the securities of which are publicly traded; (viii) the financial terms of certain recent business combinations in the commercial banking industry, to the extent publicly available; (ix) the current market environment generally and the commercial banking environment in particular; and (x) such other information, financial studies, analyses and investigations and financial, economic and market criteria as we considered relevant. We also discussed with certain members of senior management of CBI, the business, financial condition, results of operations and prospects for CBI and held similar discussions with certain members of senior management of FNB regarding the business, financial condition, results of operations and prospects of FNB.

In performing our review, we have relied upon the accuracy and completeness of all of the financial and other information that was available to us from public sources or that was provided to us by CBI and FNB or their respective representatives and have assumed such accuracy and completeness for purposes of rendering this opinion. We have further relied on the assurances of management of CBI and FNB that they are not aware of any facts or circumstances that would make any of such information inaccurate or misleading. We have not been asked to and have not undertaken an independent verification of any of such information and we do not assume any responsibility or liability for the accuracy or completeness thereof. We did not make an

B-1

independent evaluation or appraisal of the specific assets, the collateral securing assets or the liabilities (contingent or otherwise) of CBI and FNB or any of their subsidiaries, or the collectability of any such assets, nor have we been furnished with any such evaluations or appraisals. We did not make an independent evaluation of the adequacy of the allowance for loan losses of CBI and FNB nor have we reviewed any individual credit files relating to CBI and FNB. We have assumed, with your consent, that the respective allowances for loan losses for both CBI and FNB are adequate to cover such losses.

With respect to the internal financial projections for CBI and the publicly available earnings projections for FNB and reviewed with the respective managements of CBI and FNB and used by us in our analyses the respective managements of CBI and FNB confirmed to us that they reflected the best currently available estimates and judgments of such respective management of the future financial performances of CBI and FNB, respectively, and we assumed that such performances would be achieved. With respect to the projections of transaction expenses, purchase accounting adjustments and cost savings provided by the management of FNB, management confirmed to us that they reflected the best currently available estimates and judgments of such management and we assumed that such performances would be achieved. We express no opinion as to such financial projections or the assumptions on which they are based. We have also assumed that there has been no material change in CBI’s and FNB’s assets, financial condition, results of operations, business or prospects since the date of the most recent financial statements made available to us. We have assumed in all respects material to our analysis that CBI and FNB will remain as going concerns for all periods relevant to our analyses, that all of the representations and warranties contained in the Agreement and all related agreements are true and correct, that each party to the agreements will perform all of the covenants required to be performed by such party under the agreements, that the conditions precedent in the agreements are not waived. Finally, with your consent, we have relied upon the advice CBI has received from its legal, accounting and tax advisors as to all legal, accounting and tax matters relating to the Merger and the other transactions contemplated by the Agreement.

Our opinion is necessarily based on financial, economic, market and other conditions as in effect on, and the information made available to us as of, the date hereof. Events occurring after the date hereof could materially affect this opinion. We have not undertaken to update, revise, reaffirm or withdraw this opinion or otherwise comment upon events occurring after the date hereof. We are expressing no opinion herein as to what the value of FNB’s stock will be when issued to CBI’s shareholders pursuant to the Agreement or the prices at which CBI’s and FNB’s common stock may trade at any time.

We have acted as CBI’s financial advisor in connection with the Merger and will receive a fee for our services, the majority of which is contingent upon consummation of the Merger. CBI has also agreed to indemnify us against certain liabilities arising out of our engagement. In the past, we have provided to, and received fees for, certain investment banking services to CBI.

In the ordinary course of our business as a broker-dealer, we may purchase securities from and sell securities to CBI and their affiliates. We may also actively trade the equity or debt securities of CBI or their affiliates for our own account and for the accounts of our customers and, accordingly, may at any time hold a long or short position in such securities.

Our opinion is directed to the Board of Directors of CBI in connection with its consideration of the Merger and is directed only to the fairness, from a financial point of view, of the Merger Consideration to the holders of CBI Common Stock and does not address the underlying business decision of CBI to engage in the Merger, the relative merits of the Merger as compared to any other alternative business strategies that might exist for CBI or the effect of any other transaction in which CBI might engage. Our opinion is not to be quoted or referred to, in whole or in part, in a registration statement, prospectus, proxy statement or in any other document, nor shall this opinion be used for any other purposes, without our prior written consent. Our opinion was approved by Sandler O’Neill’s fairness opinion committee.

Based upon and subject to the foregoing, it is our opinion, as of the date hereof, that the Merger Consideration is fair to the holders of CBI Common Stock from a financial point of view.

Very truly yours,

/s/ Sandler O’Neill & Partners, L.P.

Sandler O’Neill and Partners, L.P. •  919 Third Avenue, 6th Floor New York, NY 10022
212.466.7700 • Toll Free: 800.635.6851 • www.sandleroneill.com

B-2

☐
REVOCABLE PROXY
COMM BANCORP, INC.
SPECIAL MEETING OF SHAREHOLDERS
December 3, 2010
THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS
      The undersigned shareholder of Comm Bancorp, Inc. (“CBI”) hereby appoints Scott A. Seasock and William R. Boyle, and each or either of them, as attorneys-in-fact and proxies of the undersigned, with full power of substitution, to vote all shares of our common stock that the undersigned is entitled to vote at our special meeting of shareholders to be held at the Ramada Clarks Summit Hotel, 820 Northern Boulevard, Clarks Summit, Pennsylvania, at 10:00 a.m., prevailing time, on December 3, 2010 and at any adjournment or postponement thereof, as fully as the undersigned could if personally present. The undersigned hereby directs that this proxy be voted as specified on the reverse side.
WE WILL VOTE THE SHARES THIS PROXY REPRESENTS AT OUR SPECIAL MEETING. IF NO CHOICE IS INDICATED ON THE REVERSE SIDE, WE WILL VOTE SUCH SHARES FOR PROPOSAL NO. 1 AND FOR PROPOSAL NO. 2. IF A CHOICE IS MADE, WE WILL VOTE SUCH SHARES IN ACCORDANCE WITH SUCH CHOICE.
This appointment of proxy confers certain discretionary authority described in the proxy statement/prospectus. A majority of said attorneys and appointments of proxy present at the special meeting, or if one shall be present, then that one, may exercise all the powers hereunder.
PLEASE SIGN, DATE AND MAIL THIS PROXY CARD PROMPTLY IN THE
ENCLOSED POSTAGE-PAID ENVELOPE.
(Continued and to be signed on the reverse side.)

14475

SPECIAL MEETING OF SHAREHOLDERS OF
COMM BANCORP, INC
December 3, 2010
NOTICE OF INTERNET AVAILABILITY OF PROXY MATERIAL:
The Notice of Meeting, proxy statement and proxy card
are available at http://www.combk.com
Please sign, date and mail
your proxy card in the
envelope provided as soon
as possible.
â  Please detach along perforated line and mail in the envelope provided.  â

■ 00030300000000000000 8	120310

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” PROPOSAL NO. 1 AND “FOR” PROPOSAL NO. 2.
PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE. PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE ☒

			FOR	AGAINST	ABSTAIN
	1.	Proposal to adopt the Agreement and Plan of Merger dated as of August 9, 2010 between CBI and F.N.B. Corporation and the merger and other transactions the Merger Agreement contemplates.	☐	☐	☐

2.
Proposal to approve the adjournment of the special meeting if necessary to solicit additional proxies from our shareholders if there are not sufficient votes at the time of the special meeting to approve Proposal No. 1.
			☐	☐	☐

In their discretion, the Proxies are authorized to vote upon such other matters as may properly come before the special meeting or any adjournment or postponement of the special meeting.
The Board of Directors recommends a vote FOR Proposal No. 1 and FOR Proposal No. 2.

This proxy should be signed by the shareholder exactly as his or her name appears hereon, dated and returned promptly in the enclosed postage-paid envelope. Persons signing in a fiduciary capacity should so indicate.

To change the address on your account, please check the box at right and indicate your new address in the address space above. Please note that changes to the registered name(s) on the account may not be submitted via this method.
☐

Signature of Shareholder	Date:	Signature of Shareholder	Date:

Note:	Please sign exactly as your name or names appear on this Proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.
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